Thomson Reuters™

Management Proxy Circular and Notice of Annual Meeting of Shareholders

June 4, 2025

YOUR VOTE AND PARTICIPATION AS A SHAREHOLDER IS IMPORTANT.
Please read this document and vote.



Notice of Annual Meeting of Shareholders of Thomson Reuters Corporation

We are pleased to invite you to attend our 2025 annual meeting of shareholders.

When
Wednesday, June 4, 2025
12:00 p.m. (Eastern Daylight Time)

Where
Roy Thomson Hall
60 Simcoe Street
Toronto, Ontario, Canada

A live audio webcast will be available on our website at www.thomsonreuters.com. A replay of the webcast will be posted on our website after the meeting.

To our Shareholders,

We are pleased to invite you to attend the 2025 Thomson Reuters annual meeting of shareholders on Wednesday, June 4, 2025 at 12:00 p.m. (Eastern Daylight Time). Our company will be holding this meeting in-person at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. A live audio webcast of the meeting will also be available on our website at www.thomsonreuters.com. A replay of the webcast will be posted on our website after the meeting.

Business of the Meeting

At the meeting, shareholders will be asked to:

1. Receive our consolidated financial statements for the year ended December 31, 2024 and the auditor's report on those statements;

2. Elect directors;

3. Appoint PricewaterhouseCoopers LLP as the auditor and authorize the directors to fix the auditor's remuneration;

4. Consider an advisory resolution on executive compensation;

5. Consider the shareholder proposal set forth in the accompanying management information circular; and

6. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

You can read about each of these items in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2024 performance and our plans for Thomson Reuters going forward. Shareholders in attendance will have an opportunity to ask questions.

Participating in the Meeting

The process for participating in the meeting depends on whether you're a registered or non-registered shareholder. You can find more information about these terms in the "Voting Information and How to Attend" section of the accompanying management proxy circular.

- Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the meeting, submit or ask questions and vote at the meeting in person.

- **If you are a non-registered shareholder (or "beneficial owner") who wishes to attend the meeting, submit or ask questions and vote in-person, you have to appoint yourself as proxyholder first and then also register with our transfer agent, Computershare Trust Company of Canada. If you're a non-registered shareholder and don't appoint yourself as proxyholder, you can still attend the meeting as a guest, but you won't be able to submit or ask questions or vote at the meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to Computershare Trust Company of Canada.**

  Please carefully follow the instructions in the "Voting Information and How to Attend" section of the accompanying management proxy circular and on your form of proxy or voting instruction form (VIF).

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 11, 2025.

Notice-And-Access

We are using the "notice-and-access" system for the delivery of our proxy materials through our website, **www.thomsonreuters.com**, similar to last year's meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

Voting

Your vote is important. If you're unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you're a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, June 2, 2025 or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you're a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson
Chairman of the Board

April 16, 2025

Steve Hasker
President & Chief Executive Officer

Letter to Shareholders

> We will be holding this year's annual meeting of shareholders **in-person** at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. This circular provides information and instructions regarding how to participate in the annual meeting.

To our Shareholders,

The explosive growth of leading-edge technologies was the dominant theme in 2024. Generative artificial intelligence (GenAI) is poised to redefine how professionals work and at Thomson Reuters we plan to play a critical role in supporting our legal, tax and risk customers through this journey.

Thomson Reuters is committed to providing innovative content-enabled technology, driven by our purpose, *To Inform the Way Forward*.

We are committed to a trusted customer experience, in which AI is used responsibly, and data privacy is paramount. That's why we publicly pledged that our customers' confidential data will never become an output for a third party, and we urged our peers to do the same.

2024 Achievements

Thomson Reuters is moving faster and more nimbly than ever to ensure every professional we serve has an AI assistant. In 2024, we achieved significant progress on our "Build, Partner, Buy" strategy, enabling us to better meet the needs of our customers with an expanded portfolio of cutting-edge technology.

Our 2024 AI product investments exceeded $200 million to advance the "build" component of our strategy. CoCounsel, our professional-grade GenAI assistant, is enabling our customers to work more efficiently, and positioning them to deliver greater value to their organizations. New CoCounsel skills were introduced for our legal customers, along with deeper CoCounsel integration for Westlaw and Practical Law. For tax and accounting professionals, we launched Checkpoint Edge with CoCounsel, and rolled out Audit Intelligence, our suite of AI powered audit solutions.

Thomson Reuters Ventures made significant investments in AI-powered startups and strengthened existing partnerships for the "partner" element of our strategy. In 2024, a collaboration with Microsoft was announced that leverages the power of autonomous agents to enhance customer efficiency and revenue. We also worked with AI tech providers to license our trusted, fact-based Reuters news content to train Large Language Models (LLMs) with accurate, unbiased information. Furthermore, our partnership with Oracle was expanded to enable turnkey e-invoicing capabilities.

Investment in strategic acquisitions comprised $1.6 billion during 2024 and the first quarter of 2025 to add meaningful new capabilities for our customers and support the "buy" element of our strategy. We acquired Pagero, a global leader in e-invoicing and indirect tax solutions, along with Materia, which provides more specialized tools to our tax, accounting, and audit customers. We also acquired Safe Sign Technologies, a UK-based startup that is developing legal-specific LLMs. The acquisition of World Business Media Limited brought important products, including The Insurer, into the fold of Reuters Professional.

2025 commenced with our acquisition of SafeSend, a leading cloud-native tax workflow software provider that advances our tax automation strategy and builds upon our 2023 acquisition of SurePrep.

In December, Thomson Reuters was recognized as a leader in three IDC MarketScape awards spanning our OneSource and Pagero corporate tax and trade offerings, highlighting success with the "build" and "buy" strategies.

Our second Future of Professionals Report surveyed 2,200-plus professionals and found that those adopting AI solutions are already seeing tangible business value. These findings reinforce our commitment to leading innovation of cutting-edge technologies, including AI, while protecting client privilege and data privacy.

We delivered strong financial performance for the year, delivering both total company and organic revenue growth* of 7%, ahead of the initial 6.5% total company and 6% organic revenue growth* outlooks provided in February 2024. In May 2024, Thomson Reuters sold our remaining stake in the London Stock Exchange Group. In December 2024, we completed our divestiture of FindLaw. Finally, we successfully completed our multi-year Cloud Conversion Program, which positions us to be more agile, secure, and efficient.

Reuters News continues to provide award-winning journalism to billions of people worldwide, while winning two Pulitzer Prizes, a World Press Photo Award, Loeb Awards, Royal Television Society Awards, and more. The critical importance of Reuters News being able to pursue its mission safely cannot be overstated. We faced tragedy in September when Ryan Evans, a Reuters safety advisor was killed in a missile strike in Ukraine.

Our Opportunity

Thomson Reuters is laser-focused on delivering on our vision and executing on our strategy through a robust product and innovation roadmap. We have termed 2025 *The Year of Execution*.

The world-class talent at Thomson Reuters is vital to our success. We empower colleagues to learn, grow, and thrive – including by adopting leading-edge technologies. For example, over 19,000 of our employees are using Open Arena, our enterprise-wide large language model learning environment that supports a broad variety of their daily work.

The strong groundwork laid through our "Build, Partner, Buy" strategy to pursue a balanced approach to growth, shareholder value and technological innovation allows us to capitalize upon expansive opportunities.

Shareholders can expect Thomson Reuters to remain at the forefront of innovation by continuing to invest in the best technology and talent. The AI revolution is an unprecedented opportunity to modernize the work of professionals, and we are focused on developing and supporting the smart and responsible applications of trusted tools for our customers.

Our Role in the World

Our role at Thomson Reuters is to serve our customers, while pursuing justice, truth, and transparency, all driven by our Purpose and guided by our Trust Principles.

We cherish our commitment to report on world events with accuracy, integrity, independence and freedom from bias. Our company is dedicated to creating opportunities to improve the lives of people around the globe and supporting the communities where we live and work. The latter includes supporting initiatives that promote responsible and effective use of AI in the justice system. In June, the Thomson Reuters Institute launched a joint initiative with the National Center for State Courts (NCSC), and in October, Thomson Reuters launched the AI for Justice Legal Aid program.

We also uphold human rights through initiatives like Safe Settings, a campaign helping parents, caregivers, and other concerned adults to create safer online environments for children. We are proud to embrace our social responsibility through efforts to combat human trafficking, such as launching our new human rights crimes resource center. Finally, Thomson Reuters colleagues contributed more than 9,000 volunteer hours through IMPACTathon and Global Volunteer Day.

Thomson Reuters aspires to be at the forefront of AI-driven innovation that will reshape the future of work for professionals. We are ready to *Inform the Way Forward* given a robust foundation and a tireless obsession to innovate.

We remain grateful to our shareholders for your ongoing commitment to Thomson Reuters that truly allows us to deliver on our Purpose.

David Thomson
Chairman of the Board

Steve Hasker
President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the "Risk Factors" section of our 2024 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

* Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the "Additional Information" section of this circular.





Shareholder resources on our website

Annual Meeting of Shareholders

- Management proxy circular – **www.thomsonreuters.com/2025AGMcircular/**

- Annual report – **www.thomsonreuters.com/2024annualreport/**

Corporate Governance Documents

- Corporate Governance Guidelines, Board committee charters, and position descriptions – **ir.thomsonreuters.com/corporate-governance/governance-highlights**

Environmental, Social and Governance (ESG)

- Social Impact & ESG Report – **www.thomsonreuters.com/en/about-us/social-impact.html**

- Code of Business Conduct and Ethics – **ir.thomsonreuters.com/corporate-governance/code-conduct**

- Supply Chain Ethical Code – **www.thomsonreuters.com/en/resources/global-sourcing-procurement.html**

- Human Rights Policy – **www.thomsonreuters.com/en/policies/human-rights-policy.html**

- Modern Slavery Act Transparency Statement – **www.thomsonreuters.com/en/modern-slavery-act.html**

Products and Services – www.thomsonreuters.com

Investor Relations – ir.thomsonreuters.com

Frequently Referenced Information

Table of Contents



Fast Facts About Thomson Reuters

Thomson Reuters informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, audit, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news.

The table below describes some of our key operating characteristics:

Attractive Industry	Balanced and Diversified Leadership	Attractive Business Model	Strong Competitive Positioning	Disciplined Financial Policies
• Currently our "Big 3" segments operate in an estimated $28 billion market expected to grow between 8% and 11% over the next 5 years • Legal, Tax & Risk markets are prime for content-driven innovation	• A leader in key Legal Professionals, Corporates, Tax & Accounting Professionals and News segments • Resilient businesses, historically stable, through periods of macroeconomic uncertainty • Approximately 450,000 customers; largest customer is approximately 5% of revenues*	• 81% of revenues were recurring in 2024 • Fixed cost model supports operating leverage as we grow • Strong and consistent cash generation capabilities	• Proprietary content plus data and human expertise combined with artificial intelligence (AI) and machine learning (ML) are key differentiators • Products deeply embedded in customers' daily workflows • 91% retention rate in 2024	• Focused and incentivized on organic revenue growth and free cash flow growth • Balance investing in business and returning capital to shareholders • Committed to maintaining investment grade rating with stable capital structure • Significant potential capital capacity affords optionality

* The news agreement with the Data & Analytics business of London Stock Exchange Group plc (LSEG).

2024 full-year results:
- Revenues – US$7.3 billion
- Operating profit – US$2.1 billion
- Adjusted EBITDA margin* – 38.2%
- Diluted earnings per share (EPS) – US$4.89
- Adjusted EPS* – US$3.77
- Net cash provided by operating activities – US$2.5 billion
- Free cash flow* – US$1.8 billion

Stock exchange listings (Symbol: TRI):
- Toronto Stock Exchange (TSX)
- Nasdaq Stock Market (Nasdaq)**

Stock prices:
Closing price (April 11, 2025): C$239.93/US$172.68

High (2024): C$241.65/ US$175.79

Low (2024): C$191.42/ US$143.31

Market capitalization (April 11, 2025):
US$77.8 billion

Dividend per common share (as of April 11, 2025):
$0.595 quarterly ($2.38 annualized)

32 consecutive years of common share dividend increases.

All revenue information reflected in the first table above is based on our 2024 full-year results. Our "Big 3" segments refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments combined.

For more information about our company, visit **www.thomsonreuters.com**

* Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the "Additional Information" section of this circular.

** On February 25, 2025, we transferred our U.S. stock exchange listing from the New York Stock Exchange (NYSE) to the Nasdaq.

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual meeting of shareholders to be held on Wednesday, June 4, 2025. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated:

- information is as of April 11, 2025;
- all dollar amounts in this circular are expressed in U.S. dollars;
- applicable amounts translated to U.S. dollars from Canadian dollars utilized the average Canadian/U.S. dollar month-end exchange rate for 2024, which was C$1 = US$0.72916; and
- applicable amounts translated to U.S. dollars from Swiss francs utilized the average Swiss franc/U.S. dollar month-end exchange rate for 2024, which was CHF 1 = US$1.13486.

In this circular, the terms "we", "us" and "our" refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term "Woodbridge" refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the "Voting Information and How to Attend" section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a "foreign private issuer" for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Maxim Shemetov; Letter to Shareholders photo credit: REUTERS/Jana Rodenbusch and Shareholder resources on our website photo credit: REUTERS/Mike Blake.

Business of the Meeting

Highlights

This year's meeting will cover the following items of business. Additional information is provided in this circular.

Item of Business	Board Vote Recommendation
1. Financial statements Receipt of our 2024 audited financial statements. • Our 2024 annual consolidated financial statements are included in our 2024 annual report, which is available in the "Investor Relations" section of our website, **www.thomsonreuters.com**. • Shareholders who requested a copy of the 2024 annual report will receive it by mail or e-mail. • Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.	N/A
2. Election of Directors (page 15 of the circular) At the meeting, 14 individuals are proposed to be elected to our Board of Directors. 12 of these individuals are currently directors of our company. Michael Friisdahl and Paul Sagan are new director nominees. Ed Clark will complete his service on the Board at this meeting. • The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate. • A majority of our director nominees are independent and four of our director nominees (David Thomson, Peter Thomson, Michael Friisdahl and Paul Sagan) are affiliated with our principal shareholder, Woodbridge. Only one director (our CEO, Steve Hasker) is a member of management. • The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate. • Shareholders vote annually for individual directors. At last year's annual meeting, our director nominees who are standing for re-election received an average of 99.6% "for" votes.	✓ FOR each director nominee

The director nominees for this year's meeting are:

Name	Age	Director Since	Principal occupation	Committees	Overall Attendance at Board Meetings in 2024	Other public boards
David Thomson	67	1988	Chairman of Woodbridge	–	100%	–
Steve Hasker	55	2020	President and CEO of Thomson Reuters	–	100%	1
Kirk E. Arnold ✓	65	2020	Former CEO of Data Intensity, LLC	CG, HR, R	100%	2
LaVerne Council ✓	63	2022	CEO of Emerald One	A, R	100%	2
Michael E. Daniels ✓	70	2014	Former SVP and Group Executive at IBM	A, CG, HR, R	100%	–
Kirk Koenigsbauer ✓	57	2020	COO and Corporate VP, Experience and Devices Group, Microsoft	HR, R	100%	–
Deanna Oppenheimer ✓	67	2020	Founder, Cameoworks	A, CG	100%	1
Simon Paris ✓	55	2020	CEO of Unit4	A, CG, R, HR	100%	–
Kim M. Rivera ✓	56	2019	Chief Legal and Business Affairs Officer at OneTrust	A, R	100%	1
Barry Salzberg ✓	71	2015	Former Global CEO of Deloitte	A, CG, R	100%	–
Peter J. Thomson	59	1995	Chairman of Woodbridge	HR	100%	–
Beth Wilson ✓	56	2022	Chair of the Chartered Professional Accountants of Canada	A, HR	100%	1
Michael Friisdahl	62	–	Former Executive Chairman of Signature Aviation	–	–	–
Paul Sagan	66	–	Catalyst Advisor and former Managing Director at General Catalyst	–	–	1

✓ = independent
Committee legend: A = Audit; CG = Corporate Governance; HR = Human Resources; and R = Risk

Item of Business	Board Vote Recommendation
3. Appointment of PricewaterhouseCoopers LLP as Auditor (page 51 of the circular)	✓ FOR
We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2026 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.	
4. Advisory resolution on executive compensation (page 56 of the circular)	✓ FOR

We will have a non-binding advisory resolution on executive compensation, which is sometimes called "say on pay". This will provide you with an opportunity to provide a view on our company's approach to executive compensation, as described in this circular.

> **"Pay for performance"** is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value.

Consistent with our long-standing core business and governance principles, **"pay for performance"** continued to be a key part of our compensation philosophy for our named executive officers in 2024.

✓ **2024 compensation decisions were aligned with our strategic objectives** – During 2024, the HR Committee actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture. Our 2024 compensation program focused the organization on strong performance and organic growth, and it enabled Thomson Reuters to attract, engage and retain the talent needed to execute our short-term and long-term strategy. We believe that our 2024 compensation program appropriately balanced risk and reward.

In 2024, a significant portion of executive pay was at risk and linked to both operational performance and stock price. Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year. The table below reflects summary 2024 compensation information for our named executive officers:

Named executive officer	Base salary	Target annual incentive award (cash) –percentage of base salary	Long-term incentive award (equity-based) – percentage of base salary	"At risk" percentage
Steve Hasker President and Chief Executive Officer	C$1,495,000 (US$1,090,101)	200%	675%	90%
Mike Eastwood Chief Financial Officer	C$950,000 (US$692,706)	125%	300%	81%
Ragunath (Raghu) Ramanathan President, Legal Professionals	$550,000	125%	250%	79%
Kirsty Roth Chief Operations and Technology Officer	CHF685,000 (US$777,382)	125%	275%	80%
Paul Bascobert President, Reuters News	$750,000	125%	200%	76%

✓ **Our compensation program is strongly aligned with shareholder value** – Our executive officer compensation is aligned with total shareholder value and is tied to key financial and strategic drivers of sustained value creation. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

Named executive officer	Share Ownership Guideline (base salary multiple)
Steve Hasker	6x
Mike Eastwood	4x
Kirsty Roth, Raghu Ramanathan, and Paul Bascobert	3x

✓ **We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent** – The HR Committee uses a global peer group for executive compensation purposes. For compensation benchmarking of executive officers based in Toronto, the HR Committee also uses a separate Canadian peer group as a secondary reference point.

✓ **Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years** – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (Frederic W. Cook & Co., Inc. or "FW Cook") for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a "say on pay" resolution each year at our annual meeting of shareholders. **Over the last five years, an average of approximately 98% of votes have been cast "for" our "say on pay" advisory resolutions.**

Item of Business	Board Vote Recommendation
✓ **We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs** – The HR Committee's independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. Based on the independent advisor's review, the HR Committee has concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk. **What we do** ✓ The HR Committee is comprised of a majority of **independent directors** and it uses an **independent executive compensation consultant** to assess our executive compensation programs; ✓ Most of an executive's compensation is comprised of **longer-term performance opportunities** with less emphasis on shorter-term performance opportunities; ✓ The **base salary** component of each executive's compensation is **fixed**; ✓ Our **HR Committee annually reviews and determines award design** and there are **principles and processes with management** for approving design changes and performance goals; ✓ The HR Committee reviews **performance criteria** for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are aligned with the company's strategic objectives; ✓ Our incentive awards utilize a number of **different financial performance measures** and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts; ✓ Our annual incentive awards and performance restricted share units (PRSUs) issued as part of long-term incentive awards have **caps for the maximum potential payouts**; ✓ Our **HR Committee has authority** to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate; ✓ We have robust **share ownership guidelines** for our executive officers which further ties their interests to those of our shareholders over the long-term; and ✓ We have two **clawback policies** which permit us to seek reimbursement from the CEO and all other executives officers in certain circumstances. **What we don't do** X **Executive officers are prohibited from hedging or pledging company shares;** X **We don't offer single trigger change of control rights or excise tax gross-up payments;** X **We don't guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;** X **We don't guarantee increases to base salaries or target incentive award opportunities;** X **We don't reprice stock options, grant reload stock options or "spring load" equity awards to enable recipients to benefit from the release of confidential information;** X **We don't include unvested RSUs or vested/unvested stock options in the calculation of share ownership guidelines; and** X **We don't offer excessive perquisites.** Please see the "Compensation Discussion and Analysis" section of this circular for additional information.	
5. Shareholder proposal (page B- 1 of the circular) Consider the shareholder proposal set out in Appendix B of this circular.	X AGAINST
6. Other business If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

Voting Information and How to Attend

What is the format of the meeting?

We are holding an in-person meeting at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. A live audio webcast of the meeting will also be available on our website at **www.thomsonreuters.com.** A replay of the webcast will be posted on our website after the meeting.

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on April 11, 2025 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of April 11, 2025, there were 450,437,777 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, during the meeting in-person or by proxy, is required to approve each item of business.

Woodbridge (together with its affiliates), our principal and controlling shareholder, beneficially owned approximately 70% of our outstanding common shares as of April 11, 2025. Woodbridge has advised our company that it will vote FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more "withhold" votes than "for" votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the Board. The Corporate Governance Committee will consider a director's offer to resign and make a recommendation to the Board as to whether to accept it. The Board will accept resignations, except in exceptional circumstances. The Board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable). As Woodbridge has indicated that it will vote FOR the election of each director nominee, each director will receive more than a majority of votes at the meeting.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote during the meeting in-person at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

- You are a **registered shareholder** if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

- You are a **non-registered shareholder** if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

  - your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

  - you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

  Non-registered shareholders are sometimes referred to as "beneficial owners".

Registered shareholders	You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.
If you want to vote by proxy before the meeting	If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions through the Internet, mail or telephone. Please refer to your proxy form for instructions.
If you want to attend and vote at the meeting	You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.
If you want to appoint a third party as proxy to attend and vote at the meeting	You may appoint another person (other than our directors who are named on your proxy form) to attend the meeting on your behalf and vote your shares as your proxyholder. To do so, please follow these steps: 1. **Submit your proxy form** – Appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person's name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder's name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. 2. **Proxyholder Registration** – The third-party proxyholder should then register with representatives of Computershare Trust Company of Canada when they arrive at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.
Deadline for returning your proxy form	**Your completed proxy must be received by Computershare Trust Company of Canada by 5:00 p.m. (Eastern Daylight Time) on Monday, June 2, 2025.**

Non-registered shareholders	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian. Non-registered shareholders are sometimes referred to as "beneficial owners".
If you want to vote by proxy before the meeting	**If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary's instruction for completing the form.** Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.
If you want to attend and vote at the meeting	**If you are a non-registered shareholder and you wish to ask questions or vote at the meeting, you should do one of the following:** • If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary's instructions for returning the proxy form; or • If you have received a VIF from your intermediary, follow your intermediary's instructions for completing the form. It is important that you comply with the signature and return instructions provided by your intermediary. You will then need to register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. **If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary.** To do so, please follow these additional steps: 1. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. 2. After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: **uslegalproxy@computershare.com** (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled "Legal Proxy" and received **no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 2, 2025**.
If you want to appoint a third party as proxy to attend and vote at the meeting	**You may appoint another person (other than our directors who are named on your voting instruction form) to attend the meeting on your behalf and vote your shares as your proxyholder.** You may choose anyone to be your proxyholder – the person does not have to be another shareholder. To do so, please follow these steps: 1. **Appoint the Proxyholder** – If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary's instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC. 2. **Proxyholder Registration** – The third-party proxyholder should then register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

	If you are a non-registered shareholder located in the United States and you wish to appoint a third party as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these additional steps: 1. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. 2. After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: **uslegalproxy@computershare.com** (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled "Legal Proxy" and received **no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 2, 2025**.
If you want to attend the meeting as a guest	Guests, including non-registered shareholders who have not duly appointed themselves as proxyholders, may attend but are not able to submit or ask questions or vote at the meeting.
Deadline for returning your form	Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the proxy deadline to enable your intermediary to act on your instructions prior to the deadline.

How do I submit or ask questions during the meeting?

At the annual meeting, shareholders in attendance will be provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year's meeting in person but have a question, you may e-mail your question to **investor.relations@thomsonreuters.com** prior to the meeting.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Other Questions and Answers

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What's the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, June 2, 2025.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. **If you have appointed our directors named on your proxy form or voting instruction form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR the election of each director nominee, the appointment of PricewaterhouseCoopers LLP as auditor, and the advisory resolution on executive compensation and AGAINST the shareholder proposal set out in Appendix B of this circular.**

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

- By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, June 2, 2025. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

- By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

  - To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, June 3, 2025. If the meeting is adjourned or postponed, the deadline will be no later than close of business on the business day immediately preceding any adjourned or postponed meeting; or

  - To the Chair of the meeting before the meeting starts; or

  - In any other manner permitted by law.

How can I contact Computershare Trust Company of Canada if I have questions?

You can contact Computershare Trust Company of Canada directly at the following numbers:

Canada and the United States	1.800.564.6253
Other countries	1.514.982.7555

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the "Investor Relations" section of our website, **www.thomsonreuters.com**. We will also file a copy of the results with the Canadian securities regulatory authorities at **www.sedarplus.ca** and the SEC at **www.sec.gov**. For more information, see the "Additional Information" section of this circular.

Annual and Quarterly Financial Statements and Related MD&A

Our annual and quarterly reports and earnings releases are available in the "Investor Relations" section of our website, **www.thomsonreuters.com**. Please also see the "Electronic Delivery of Shareholder Communications" section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the "notice-and-access" system for the delivery of our proxy materials through our website, similar to last year's meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn't I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the "notice-and-access" system?

The voting process is the same as described in the "Voting Information and How to Attend" section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote in person.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to **www.proxyvote.com** for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to **www.investorcentre.com** (country – Canada) and click on "Sign up for eDelivery" at the bottom of the page. You will need information from your proxy form to register.

Principal Shareholder and Share Capital

As of April 11, 2025, Woodbridge and its affiliates beneficially owned 313,508,841 of our common shares, or approximately 70% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company's common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

From time to time, in the normal course of business, Thomson Reuters enters into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not material to our results of operations or financial condition either individually or in the aggregate.

Note 32 to our 2024 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2024.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

About Our Directors

This section includes the following information:

- Profiles for each director nominee;
- Compensation that we paid to our directors in 2024; and
- Our corporate governance structure and practices.

HIGHLIGHTS

- The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate;
- A majority of our directors are independent and only one director (our CEO) is a member of management;
- The roles and responsibilities of the Chairman and the CEO are separate;
- 12 of the 14 nominees are currently directors of our company; and
- At last year's annual meeting, our director nominees who are standing for re-election received an average of 99.6% "for" votes.

Board Changes in 2025

Ed Clark will be completing his service on the Board at the 2025 annual meeting of shareholders. Ed has served on the Board as a representative of Woodbridge since 2015, including as Chair of the Human Resources Committee since 2016. We thank Ed for his contributions to Thomson Reuters.

Voting

You will be asked to vote for each director on an individual basis. Each of the 14 nominees is proposed to be elected for a term ending at our 2026 annual meeting of shareholders. 12 of the nominees are currently directors of our company and were elected at our 2024 annual meeting of shareholders. Michael Friisdahl and Paul Sagan are new director nominees who are proposed to be elected at the meeting. Profiles for each nominee are provided on the following pages.

The Board unanimously recommends that you vote FOR the election of each nominee set out in the "Nominee Information" section of this circular.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director. As noted above, at last year's annual meeting, our director nominees who are standing for re-election received an average of 99.6% "for" votes. Additional information is provided in each nominee's profile on the following pages.

Director qualifications, skills and experiences

We believe that all of the director nominees possess character, integrity, judgment, business experience, merit, including a record of achievement, and other skills and talents which enhance the Board and the overall management of the business and affairs of Thomson Reuters. Each director nominee is expected to understand our company's principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election.

The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee. Our Board believes that these skills and experiences are necessary for it to carry out its mandate. The skills matrix is reviewed and updated annually.

	Skills																		
	Accounting/audit	Board experience (with other companies)	Cybersecurity	Environmental, Social and Governance (ESG)	Executive leadership	Finance	Government relations	Human capital management	Industry-specific knowledge and experience	International business	Legal	M&A	Media and publishing	Operations	Risk management	Sales and marketing	Strategy	Tax	Technology
David Thomson		✓			✓			✓	✓	✓			✓	✓		✓	✓		
Steve Hasker	✓	✓			✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓		✓
Kirk Arnold		✓		✓	✓			✓	✓	✓		✓		✓	✓	✓	✓		✓
LaVerne Council		✓	✓		✓		✓			✓		✓		✓	✓		✓		✓
Mike Daniels		✓	✓	✓	✓	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓
Michael Friisdahl		✓		✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓		
Kirk Koenigsbauer			✓	✓	✓			✓	✓	✓		✓		✓	✓	✓	✓		✓
Deanna Oppenheimer		✓		✓	✓	✓				✓		✓			✓	✓	✓		✓
Simon Paris	✓	✓	✓	✓	✓	✓		✓		✓		✓				✓	✓		✓
Kim Rivera	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓		✓	✓	✓	✓		✓
Paul Sagan	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓		✓
Barry Salzberg	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
Peter Thomson		✓						✓	✓	✓		✓	✓						✓
Beth Wilson	✓	✓		✓	✓	✓		✓	✓	✓				✓	✓	✓	✓		

Independence

A majority of the Board is independent. Under the Corporate Governance Guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no "material relationship" with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2025, the Board conducted its annual assessment of the independence of its members and determined that nine of the 13 current directors (approximately 69%) serving on the Board were independent. The Board also determined that if all of the director nominees are elected, then nine of the 14 directors (approximately 64%) and nine of the 13 non-management directors (approximately 69%) will be independent following the meeting.

In determining independence, the Board examined and relied on the applicable definitions of "independent" in the Nasdaq listing standards and Canadian Securities Administrators' National Instrument 58-101. The Board's determination of independence was also based on responses to questionnaires completed by directors, Michael Friisdahl and Paul Sagan.

For the Board to function independently from management:

- The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;
- We have a Lead Independent Director (Michael E. Daniels); and
- The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, HR Committee and Risk Committee each have a majority of independent directors.

The table below indicates which of our directors are independent and not independent.

Name of Director	Director Independence			
	Management	Independent	Not Independent	Reason for Non-Independence
Current directors				
David Thomson			✓	A Chairman of Woodbridge
Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters
Kirk E. Arnold		✓		
W. Edmund Clark, C.M. [1]			✓	Due to role as advisor to the trustee of the 2003 TIL Settlement and Woodbridge during the period
LaVerne Council		✓		
Michael E. Daniels		✓		
Kirk Koenigsbauer		✓		
Deanna Oppenheimer		✓		
Simon Paris		✓		
Kim M. Rivera		✓		
Barry Salzberg		✓		
Peter J. Thomson			✓	A Chairman of Woodbridge
Beth Wilson		✓		
Total	1	9	4	
New director nominees				
Michael Friisdahl			✓	Lead Independent Director of Woodbridge
Paul Sagan			✓	Advisor to Woodbridge
Total – Directors proposed to be elected at the meeting	1	9	5	

1   Ed Clark will complete his service on the Board at this meeting.

David Thomson, Peter Thomson, Michael Friisdahl, Paul Sagan, and Ed Clark, who will be completing his service on the Board at this meeting, are not members of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined in March 2025 that these relationships were immaterial.

Tenure

Our Board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a mandatory retirement age or term limits, we have experienced turnover on our Board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time.

The following shows the tenure of our director nominees.



- ■ 0 to 5 years
- ■ 6 to 9 years
- ■ 10+ years

Three director nominees have been members of the Board for more than 10 years, two of whom (David Thomson and Peter Thomson) are affiliated with the company's principal shareholder, Woodbridge.

Age

The following shows the age ranges of our director nominees. The average age of our director nominees is 62.



- 55-65
- 66+

Countries of Residence

The following shows the countries where our director nominees ordinarily reside.



- Canada
- United States
- United Kingdom

Interlocking Directorships

We do not have any director nominees who serve together on boards of other public companies. The Board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company's Board. Directors must, however, receive approval from the Chair of the Corporate Governance Committee before accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director's ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Nominee Information

The following provides information regarding the 14 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country where they are based or reside, the year that they were appointed to our Board, independence status, primary areas of expertise, committee membership, attendance at Board and committee meetings in 2024 and ownership of Thomson Reuters securities. This information also reflects the percentage of "for" votes received by each director nominee at our 2024 annual meeting of shareholders.

In the director nominee profiles, "securities held" by a director nominee includes common shares over which a director nominee exercised control or direction, and the number of deferred share units (DSUs), restricted share units (RSUs) and options held by, or credited to, each individual as of April 11, 2025. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of DSUs, RSUs or options. Our CEO Steve Hasker is the only director who holds RSUs or options. Each director nominee provided us with information about how many common shares he or she beneficially owns.

The market value of shares beneficially owned is based on the closing price of our common shares on the Nasdaq on April 11, 2025, which was $172.68. The market value of DSUs is also based on the closing price of our common shares on the Nasdaq on that date. We have also included information about each director nominee's ownership of Thomson Reuters common shares and DSUs as of April 11, 2025 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.



David Thomson[1]

Age: 67

Toronto, Ontario, Canada

Director since 1988

Non-independent

Primary areas of expertise: investment management, retail, media/publishing

2024 annual meeting votes for: 99.24%

David Thomson

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. David is an active private investor with a focus on real estate and serves on the boards of several private companies. David has an MA from Cambridge.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	–
Total	**6 of 6**	**100%**	

Securities held (number and value)[2]				Total shares and DSUs[3]	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
48,198	–	129,340	–	177,538		
$8,322,831	–	$22,334,431	–		$30,657,262	–

1   David Thomson and Peter Thomson, both of whom are nominees, are brothers.
2   David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the "Principal Shareholder and Share Capital" section of this circular.
3   An additional 1,349 shares are held by an immediate family member of David Thomson.



Steve Hasker

Age: 55

Toronto, Ontario, Canada

Director since 2020

Non-independent

Primary areas of expertise: operations, international business, strategy and technology

2024 annual meeting votes for: 99.94%

Steve Hasker

Steve Hasker has been President and Chief Executive Officer and a director of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Advisor to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen's President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master's in international affairs from Columbia University.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	Appen Limited
Total	**6 of 6**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value[1]	Ownership multiple of base salary[2]
Common shares 94,444	RSUs 113,726	DSUs –	Options 647,840	94,444		
$16,308,590	–	–	–		16,308,590	15x

1   37,909 of Steve's 113,726 RSUs are time-based restricted share units (TRSUs). As of April 11, 2025, the value of Steve's TRSUs was $6,546,126.
2   Reflects Steve's ratio under his executive ownership guidelines, which is based on a multiple of his salary.



Kirk E. Arnold

Age: 65

Kennebunk, Maine, United States

Director since 2020

Independent

Primary areas of expertise: technology, strategy, sales & marketing, human capital management

2024 annual meeting votes for: 99.59%

Kirk E. Arnold

Kirk E. Arnold is a corporate director. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Kirk was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. Kirk serves on the boards of several private companies, including Housecall Pro and The Predictive Index. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. Kirk received a bachelor's degree from Dartmouth College.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	Ingersoll-Rand plc
Corporate Governance	5 of 5	100%	Trane Technologies
HR	6 of 6	100%	
Risk	4 of 4	100%	
Total	**21 of 21**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 11,785	Options –	11,785		
–	–	$2,035,034	–		$2,035,034	8.1x



LaVerne Council

Age: 63

Great Falls, Virginia, United States

Director since January 2022

Independent

Primary areas of expertise: technology, operations, transformational change

2024 annual meeting votes for: 99.94%

LaVerne Council

LaVerne Council is the Chief Executive Officer of Emerald One, LLC, an information technology consulting company focused on helping businesses develop innovative methodologies for driving change and transformation. She was the National Managing Principal, Enterprise Technology Strategy & Innovation, for Grant Thornton LLP from 2017 to 2019 and served as the Senior Vice President and General Manager for MITRE Corporation in 2017. LaVerne was Assistant Secretary for the Office of Information & Technology and Chief Information Officer for the United States Department of Veterans Affairs from 2015 to 2017. She was the Chief Executive Officer of Council Advisory Services, LLC from 2012 through 2015. LaVerne has also held significant corporate leadership roles focused on supply chain, IT centralization and integration. She served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson from 2006 through 2011. Before that, she served in several roles of increasing responsibility at DELL, Inc. from 2000 to 2006, including as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. She received her Master of Business Administration from Illinois State University and her Bachelor of Business Administration in Computer Science from Western Illinois University. LaVerne also holds an honorary Doctorate of Business Administration from Drexel University.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	CONMED Corporation
Audit	7 of 7	100%	Concentrix Corporation
Risk	4 of 4	100%	
Total	**17 of 17**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	5,778	–	5,778		
–	–	$997,745	–		$997,745	4.0x



Michael E. Daniels

Age: 70

Hilton Head Island, South Carolina, United States

Director since 2014

Independent

Primary areas of expertise: international business, finance, operations, technology

2024 annual meeting votes for: 99.31%

Michael E. Daniels

Michael E. Daniels is a corporate director. In 2013, Mike retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM's consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mike also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mike has a bachelor's degree in political science from Holy Cross College.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	–
Audit	6 of 7	86%	
Corporate Governance	5 of 5	100%	
HR	6 of 6	100%	
Risk	4 of 4	100%	
Total	**27 of 28**	**96%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
2,924	–	43,244	–	46,168		
$504,916	–	$7,467,374	–		$7,972,290	31.9x



Kirk Koenigsbauer

Age: 57

Seattle, Washington, United States

Director since 2020

Independent

Primary areas of expertise: technology, operations, sales & marketing

2024 annual meeting votes for: 99.93%

Kirk Koenigsbauer

Kirk Koenigsbauer has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Kirk worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video Games Stores and Director of Product Management, Auctions. Kirk also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Kirk has a bachelor's degree from Colby College.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	–
HR	5 of 6	83%	
Risk	4 of 4	100%	
Total	**15 of 16**	**94%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
100	–	10,846	–	10,946		
$17,268	–	$1,872,887	–		$1,890,155	7.6x



Deanna Oppenheimer

Age: 67

Seattle, Washington, United States

Director since 2020

Independent

Primary areas of expertise: operations, strategy, technology

2024 annual meeting votes for: 99.63%

Deanna Oppenheimer

Deanna Oppenheimer is the founder of CameoWorks, LLC, a global firm that advises leaders of early stage companies and consultancies. Deanna founded CameoWorks in 2012. From 2005 to 2011, Deanna served in a number of roles at Barclays PLC, first as chief executive of UK Retail and Business Banking and then as vice chair of Global Retail Banking. From 1985 to 2005, Deanna served in a number of positions at Washington Mutual, Inc., with her last role as president of Consumer Banking. Deanna is also a director of the King's Trust UK, a royal charity, and a non-executive director of Slalom and is the founder of BoardReady. Deanna received a BA from the University of Puget Sound.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	InterContinental Hotels Group PLC
Audit	7 of 7	100%	
Corporate Governance	5 of 5	100%	
Total	**18 of 18**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	8,548	–	8,548		
–	–	$1,476,069	–		$1,476,069	5.9x

Management Proxy Circular and Notice of Annual Meeting of Shareholders



Simon Paris

Age: 55

London, United Kingdom

Director since 2020

Independent

Primary areas of expertise: operations, strategy, technology

2024 annual meeting votes for: 99.63%

Simon Paris

Simon Paris is the Chief Executive Officer of Unit4, a company that provides enterprise cloud applications for organizations, since February 2025. Prior to that, Simon was Chief Executive Officer of Finastra, a global financial technology (fintech) provider, from 2018 to January 2025. He joined Finastra (previously Misys) as president in 2015 and also served as its Chief Sales Officer, before being appointed Deputy CEO in 2017 and CEO in 2018. Simon previously worked at SAP from 2007 to 2015, where he held a number of senior leadership positions. Simon was also previously a senior consultant with McKinsey & Company. Simon holds a BA from the European Business School and an MBA from INSEAD.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	–
Audit	7 of 7	100%	
Corporate Governance	5 of 5	100%	
Risk	4 of 4	100%	
Total	**22 of 22**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	8,564	–	8,564		
–	–	$1,478,832	–		$1,478,832	5.9x



Kim M. Rivera

Age: 56

Portola Valley, California, United States

Director since 2019

Independent

Primary areas of expertise: legal, strategy, technology, operations

2024 annual meeting votes for: 99.95%

Kim M. Rivera

Kim M. Rivera is the Chief Legal and Business Affairs Officer of OneTrust, LLC, a privacy, security and governance management software company. She was Special Advisor to the CEO of HP Inc. from February 2021 through December 2021. Prior to that, Kim was President, Strategy and Business Management and Chief Legal Officer at HP Inc. from January 2019 through January 2021. As President, Strategy and Business Management, she led corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Kim managed HP Inc.'s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Kim was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; and Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. She is also a former member of the board of directors of Cano Health, Inc. Kim has a bachelor's degree from Duke University and a Juris Doctor degree from Harvard Law School.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	–
Audit	7 of 7	100%	
Risk	4 of 4	100%	
Total	**17 of 17**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	11,950	–	11,950		
–	–	$2,063,526	–		$2,063,526	8.3x



Barry Salzberg

Age: 71

New York, New York, United States

Director since 2015

Independent

Primary areas of expertise: accounting/audit, operations, international business

2024 annual meeting votes for: 99.64%

Barry Salzberg

Barry Salzberg is a corporate director. Barry served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm's U.S. operations. Barry serves as a director at Embark Intermediate Holdings, LLC. Barry has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the board of College Summit and Chairman of the board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. Barry has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	–
Audit	7 of 7	100%	
Corporate Governance	4 of 5	80%	
Risk	4 of 4	100%	
Total	**21 of 22**	**95%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	31,422	–	31,422		
–	–	$5,425,951	–		$5,425,951	21.7x



Peter J. Thomson[1]

Age: 59

Toronto, Ontario, Canada

Director since 1995

Non-independent

Primary areas of expertise: international business, investment management, technology

2024 annual meeting votes for: 98%

Peter J. Thomson

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Peter is an active private equity investor and serves on the boards of several private companies. Peter has a BA from the University of Western Ontario.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	–
HR	6 of 6	100%	
Total	**12 of 12**	**100%**	

Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
1,467	–	16,643	–	18,110		
$253,322	–	$2,873,913	–		$3,127,235	–

1   David Thomson and Peter Thomson, both of whom are nominees, are brothers.
2   David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the "Principal Shareholder and Share Capital" section of this circular.



Beth Wilson

Age: 56

Toronto, Ontario, Canada

Director since 2022

independent

Primary areas of expertise: tax and accounting and legal industries, audit, executive leadership

2024 annual meeting votes for: 99.90%

Beth Wilson

Beth Wilson has been Chair of the Chartered Professional Accountants of Canada since October 2023. Prior to that, she was the Vice-Chair of the Chartered Professional Accountants of Canada from October 2021 to October 2023. She is the former Chief Executive Officer of Dentons Canada LLP and was a member of the global leadership team, serving on the Global Board and Global Management Committee from July 2017 to January 2022. Prior to this role, Beth was an audit partner at KPMG from 2000 to 2016 and served as Managing Partner at KPMG in the Greater Toronto Area from 2009 to 2016. Between 2005 and 2016, she also served as a member of KPMG's Management Committee in various leadership positions, including Canadian Managing Partner Community Leadership, Canadian Managing Partner Regions and Enterprise with responsibility for 24 regional offices across Canada, and Chief Human Resources Officer. Beth is currently a trustee at The Hospital for Sick Children, and a director at Woodgreen Foundation, Woodgreen Community Services, and Traferox Technologies Inc. Beth has a BComm from the University of Toronto and is a CPA.

Board/committee membership	2024 attendance		Other public company board memberships
Board	6 of 6	100%	IGM Financial Inc.
Audit	7 of 7	100%	Power Corporation of Canada
HR	6 of 6	100%	
Total	**19 of 19**	**100%**	

Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares	RSUs	DSUs	Options			
–	–	4,688	–	4,688		
–	–	$809,524	–		$809,524	3.2x

Michael Friisdahl and Paul Sagan are proposed to be elected to the Board at the meeting and do not currently serve as directors of our company.



Michael Friisdahl

Age: 62

Boca Raton, Florida, United States

Non-independent

Primary areas of expertise: executive leadership, strategy, media

Michael Friisdahl

Michael Friisdahl is a corporate director. From January 2022 until October 2023, he was the Executive Chairman of Signature Aviation, a global network of private aviation terminals and services. From 2015 to 2022, Michael was the President and CEO of Maple Leaf Sports & Entertainment (MLSE), a diversified sports and entertainment company based in Toronto. Prior to that, he was also Chief Executive Officer of Air Canada Leisure Group, Chief Executive Officer of Thomas Cook North America and on the Group Executive Board of Thomas Cook Group plc. Michael serves on the board of The Woodbridge Company Limited as lead independent director. He also previously served as a non-executive director of Entertainment One Ltd. and SAS AB.

Michael Friisdahl does not own any Thomson Reuters securities as of April 11, 2025.

Other public company board memberships:

-



Paul Sagan

Age: 66

Cambridge, Massachusetts, United States

Non-independent

Primary areas of expertise: technology, operations, media

Paul Sagan

Paul Sagan is a Catalyst Advisor at General Catalyst, a venture capital and private equity firm, which he joined in 2013 and became a Managing Director in 2018. From 2005 to 2013, Mr. Sagan served as Chief Executive Officer of Akamai Technologies, Inc., a company that specializes in content delivery, cybersecurity, DDoS mitigation and cloud services, and was President from 1999 to 2010 and from October 2011 to 2013. He was also a senior advisor to the World Economic Forum from 1997 to 1998; a senior executive at Time Warner in online services and cable programming in the 1990s; and a news executive with CBS Inc. in the 1980s. Paul has extensive experience as a director of public companies and is currently a director of Moderna, Inc. Paul has a B.S. from the Medill School of Journalism at Northwestern University.

Paul Sagan does not own any Thomson Reuters securities as of April 11, 2025.

Other public company board memberships:
Moderna, Inc.

Director Compensation and Share Ownership

Approach and Philosophy

Our approach and philosophy for director compensation is to:

- align the interests of our directors with those of our shareholders; and

- provide competitive compensation.

The compensation program for our directors considers:

- the size, scope and complexity of our organization;

- the time commitment, contributions and effort required of directors to serve on the Board and one or more Board committees, as applicable (including Board/committee meetings and travel to and from Board/committee meetings and site visits);

- the experience and skills of our directors;

- compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

- an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors' interests with shareholders; and

- our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors' compensation. In November 2024, the Corporate Governance Committee reviewed our director compensation program and decided not to change the form or amount of director compensation.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by the same peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

We do not grant stock options, RSUs or bonuses to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites, other than reimbursement of reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or deferred share units (DSUs) and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

Our directors have a mandatory equity component for their compensation. Approximately 97% of director compensation was paid in equity (DSUs or common shares) in 2024.

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our non-management directors in 2024. Directors do not receive separate attendance or meeting fees. Chairs of the Board's standing committees receive additional fees given their increased responsibilities and workloads. Additional information regarding the different components of our director compensation structure is provided following this table.

	2024 ($)
Non-management directors[1]	250,000 (137,500 of which was required to be paid in DSUs)
Chairman of the Board	600,000
Additional retainers	
Deputy Chairman of the Board	150,000 (paid in DSUs)
Lead Independent Director	150,000 (paid in DSUs)
Committee chairs – Audit, Corporate Governance, HR and Risk	50,000 (paid in DSUs)

1   Directors other than the Chairman and the CEO.

Retainers / Mandatory Equity Component

In 2024, we required a minimum of $137,500 of each non-management directors' (excluding the Chairman of the Board) $250,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). Our non-management directors then elect to receive the remaining $112,500 of their annual retainer in the form of DSUs, common shares or cash (or a mix thereof – payable quarterly).

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director's account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled in common shares or, at the election of our company, in cash, following termination of the director's Board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Common Shares

If a director elects to receive common shares, the cash amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainer

The Chairman's annual retainer is $600,000. When there is a Deputy Chairman, the annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman would also receive the same $250,000 annual retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the "Corporate Governance Practices" section of this circular.

Lead Independent Director Retainer

The Lead Independent Director's annual retainer is $150,000, which is payable entirely in DSUs. The Lead Independent Director also receives the same annual $250,000 retainer paid to other non-management directors. Additional information about the Lead Independent Director is provided later in the "Corporate Governance Practices" section of this circular.

Benchmarking Director Compensation

In setting 2024 director compensation, the Corporate Governance Committee evaluated publicly available data related to director compensation paid by the same global peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

In its most recent benchmarking review in November 2024, the Corporate Governance Committee reviewed director compensation at the following companies in Thomson Reuters' global peer group for executive compensation purposes. As part of its review, the Corporate Governance Committee evaluated data for North American-based companies in the peer group as Thomson Reuters is headquartered in Canada and most of its directors reside in Canada or the United States. The Corporate Governance Committee also acknowledged that director compensation for U.S. companies is generally higher than Canadian companies.

Automatic Data Processing Inc.	Gartner Inc.	RELX PLC
CGI Group Inc.	The Interpublic Group of Companies, Inc.	S&P Global Inc.
eBay Inc.	Intuit Inc.	TransUnion LLC
Equifax Inc.	Moody's Corp.	Verisk Analytics, Inc.
Experian Plc	MSCI Inc.	Wolters Kluwer NV
FactSet Research Systems Inc.	Omnicom Group Inc.	

2025 Director Compensation

No changes are currently contemplated at this time to the amount or form of director compensation for 2025.

Total Director Compensation

The table below reflects compensation earned by our directors in 2024. Approximately 97% of 2024 director compensation was paid in equity (DSUs or common shares).

As President and CEO of Thomson Reuters, Steve Hasker does not receive compensation for his service as a director. We discuss aspects of Steve Hasker's compensation in the "Compensation Discussion and Analysis" section of this circular.

Director	Fees Earned ($)			All Other Compensation ($)	Total ($)
	Cash	DSUs	Common Shares		
David Thomson[1]	-	600,000	-	-	600,000
Kirk Arnold[2]	112,500	187,500	-	-	300,000
LaVerne Council	-	250,000	-	-	250,000
W. Edmund Clark, C.M.[3]	-	300,000	-	-	300,000
Michael E. Daniels[4]	-	450,000	-	-	450,000
Kirk Koenigsbauer	-	250,000	-	-	250,000
Deanna Oppenheimer	-	250,000	-	-	250,000
Simon Paris	-	250,000	-	-	250,000
Kim M. Rivera	-	250,000	-	-	250,000
Barry Salzberg[5]	-	300,000	-	-	300,000
Peter J. Thomson	-	137,500	112,500	-	250,000
Beth Wilson	-	250,000	-	-	250,000
Total	112,500	3,475,000	112,500	0	3,700,000

1   David Thomson's compensation reflects fees for serving as Chairman.
2   Kirk Arnold's compensation includes fees for serving as Chair of the Risk Committee.
3   Ed Clark's compensation includes fees for serving as Chair of the HR Committee.
4   Mike Daniels' compensation includes fees for serving as Chair of the Corporate Governance Committee and Lead Independent Director.
5   Barry Salzberg's compensation includes fees for serving as Chair of the Audit Committee.

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Steve Hasker are described later in the circular.

Share Ownership Guidelines

Directors are currently required to hold common shares and/or DSUs with a value equal to three times their annual retainer, which is currently $750,000. Directors are required to meet their ownership requirement within five years of the date of their initial appointment to the Thomson Reuters Board. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a "once met, always met" standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Ownership of common shares and DSUs by our director nominees, as well as their current ownership multiple of annual retainer, can be found in each nominee's biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of April 11, 2025, Woodbridge beneficially owned approximately 70% of our common shares. For more information, see the "Principal Shareholder and Share Capital" section of this circular. The following table shows each non-management director's progress towards his or her share ownership guidelines as of April 11, 2025.

Name	Progress towards guidelines
David Thomson	✓, through Woodbridge's ownership
Kirk E. Arnold	✓
W. Edmund Clark, C.M.[1]	✓
LaVerne Council	✓
Michael E. Daniels	✓
Kirk Koenigsbauer	✓
Deanna Oppenheimer	✓
Simon Paris	✓
Kim M. Rivera	✓
Barry Salzberg	✓
Peter J. Thomson	✓, through Woodbridge's ownership
Beth Wilson	✓

1   Ed Clark will complete his service on the Board at this meeting.

Steve Hasker is subject to separate ownership guidelines as CEO of our company. For more information, see the "Compensation Discussion and Analysis" section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Steve Hasker's retirement benefits are described in the "Executive Compensation – Pension and Other Retirement Benefits" section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Our agreement with Steve Hasker regarding termination benefits is described in the "Executive Compensation – Termination Benefits" section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the Board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Corporate Governance Practices

Our Board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders' interests. We believe that sustainable value creation for all shareholders is fostered through a Board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the TSX and in the United States on the Nasdaq, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and take into account the guidelines provided by the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the Nasdaq, notwithstanding that we are exempt from most of those standards as a "foreign private issuer".

HIGHLIGHTS

- **Independence –** A majority of our directors are independent and only one director (our CEO) is a member of management. All of the Board's committees are comprised of a majority of independent directors. Our independent directors meet without management at each Board meeting;

- **Separation of Chairman and CEO –** The roles and responsibilities of the Chairman and the CEO are separate;

- **Share ownership guidelines –** Our directors and executive officers are required to maintain equity interests in our company;

- **Risk oversight –** We have a separate Risk Committee that helps oversee our enterprise risk management (ERM) program and other risks not overseen by the Board and its other committees;

- **ESG oversight –** ESG is overseen by our Board and its committees;

- **Artificial Intelligence (AI) oversight –** AI matters are overseen by our Board and its committees.

- **Voting structure –** We do not have dual class or subordinate voting structures;

- **Code of Business Conduct and Ethics –** Our directors and executive officers must comply with our Code and other corporate governance policies;

- **Director orientation –** We have an orientation program to onboard our new directors; and

- **Independent advice –** The Board and each of its committees have the ability to retain independent advisors.

Board Composition and Responsibilities

Governance Structure

The Board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in Corporate Governance Guidelines, which the Corporate Governance Committee reviews annually. The Corporate Governance Guidelines deal with issues such as the Board's duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the Board's four standing committees (Audit, Corporate Governance, HR and Risk) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.

The Board's principal responsibilities include strategic planning, risk management, talent oversight, financial reporting, disclosure and corporate governance.

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to complete training on the Code and submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from a member of the General Counsel's Office.

Board Size

The Board currently consists of 13 individuals and functions independently of management. The Board is currently comprised of 12 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed that 14 directors be nominated for election at the meeting, 12 of whom are currently directors. Each of the Board's committees is discussed in more detail later in this circular.



Key Responsibilities of the Board

The fundamental responsibility of the Board is to supervise the management of the business and affairs of Thomson Reuters. The table below highlights primary activities and topics from the Board's 2024 work plan for its regularly scheduled meetings. Five of the Board's meetings in 2024 were regularly scheduled and one special meeting was held during the year.

Meeting	2024 Primary Activities/Topics
January	• Annual operating plan • Generative AI update • Dividend policy • M&A Update
March	• Annual disclosure and corporate governance documents (annual report/financial statements and proxy circular) • Financial and investor relations update • Brand and marketing update • Growth strategy update • M&A update • Executive compensation
June	• Financial update • Reuters segment update, including AI update • Tax & Accounting Professionals segment update, including AI update • M&A update
September	• Financial and capital strategy update • Legal Professionals segment update, including AI update • Product updates, including AI update • M&A update
November	• Financial update and annual operating plan • Tax & Accounting Professionals segment update • Reuters segment update, including Generative AI update • M&A update
Each meeting	• In-camera meetings with the CEO only (typically at the start and end of each meeting) • In-camera meetings of non-management directors only • In-camera meetings of independent directors only
Periodically	• Strategic and management discussions related to individual businesses or sectors • Reports from the Chairs of the Audit, Corporate Governance, HR and Risk Committees • Enterprise Risk Management updates • Proposed significant acquisitions and dispositions • Product updates • Proposed capital markets transactions • Competitive analysis

Strategic Planning

The Board plays an important role in strategic planning and direction throughout the year.

In January, the Board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

- Opportunities
- Competitive position
- Business outlook
- Preliminary full-year financial results
- Financial projections for a three-year period
- Other key performance indicators
- Annual dividend and share repurchase program recommendations
- Risks

Throughout the year, the Board and management discuss our progress against the plan. In 2024, the Board focused its meeting in September on corporate strategy. As part of this meeting, directors had an in-depth discussion about our company's strategic plans with our CEO and CFO and other senior executives. Strategy discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

The Board also discusses various strategic issues with management at other meetings during the year. For example, the Board discussed our capital strategy with the CFO in September. In addition, various presidents of our business segments provide updates to the Board at meetings during the year and those discussions typically address the segment's current operations and strategic objectives.

Risk Oversight

The Board of Directors is ultimately accountable for the oversight of risk management at Thomson Reuters and is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks. The Board's Risk Committee has responsibility for identification, assessment and management of enterprise risks (other than financial risks or risks related to compensation or talent matters which are overseen by the Audit Committee and the Human Resources Committee, respectively) and any additional matters delegated to the Risk Committee by the Board. The management Enterprise Risk Committee (ERC) is an executive-level committee that supports the Risk Committee in overseeing enterprise risk. Members include senior leaders from Thomson Reuters' corporate functions and each business segment. It is jointly chaired by the Chief Legal Officer & Company Secretary and the Chief Operations &Technology Officer. Our management team is responsible for day-to-day risk identification and risk management.

The Enterprise Risk Management (ERM) process at our company is intended to:

- identify the most significant operational, strategic, trust, financial and other risks in each of our business segments and corporate functions, considering both the external environment as well as internal changes related to structure, strategy, people and processes;

- assess which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and

- develop and implement action plans for the enterprise's most significant risks and review them periodically at a corporate and Board level.

Our enterprise risk management (ERM) process is designed to enhance the identification and response to risk throughout Thomson Reuters and assist the Board and its committees with oversight responsibility for risk management.

Each year, the enterprise risk team conducts an enterprise top risk assessment exercise which commences with a risk identification process that is facilitated through a survey and workshops with representatives from business segments and corporate functions. The risk identification process also includes focused interviews with each Board member to gather their perspectives on the company's top and emerging risks. Each of the top risks identified are then assessed and prioritized with the respective risk owner and are subsequently presented to the management committee for endorsement and validation. Once ratified, the enterprise top risks are submitted to the CEO's operating network.

The management ERC reviews and agrees upon the top enterprise risks to present to the Board's Risk Committee for review, input and approval. In addition, ownership for each of the top risks is assigned to members of the CEO's operating network and delegates are designated. The ERM process owner and their team hold regular touchpoints with the risk owners and their delegates to monitor the management of the risk profile as well as the execution of the risk response and associated action plans.

Throughout the year, the management ERC also provides direction, prioritization, executive support and communication to others at the company involved in the ERM process. Executives responsible for specific risk response periodically report to the management ERC, the Board's Risk Committee, the full Board of Directors or other Board committees, as appropriate, during the year. We involve our Internal Audit department in the review of certain identified risks, as appropriate or upon request. Identified top risks are monitored and assessed throughout the year and the results of the assessments are reported in line with the ERM process.

While the Board discusses various enterprise risks throughout the year with management, the Risk Committee oversees overall risk assessment and risk management, including overseeing management's ERM process and progress with responding to top enterprise risks.

Separately, the Audit Committee oversees financial risks and discusses the company's major financial risk exposures and the steps that management has taken to monitor and control such exposures. As part of its financial risk management oversight responsibilities, the Audit Committee met with management in 2024 to discuss treasury risk management and the external tax environment.

The HR Committee oversees establishing, implementing and overseeing our compensation and talent policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company's overall business strategy and culture.

Please see the "Compensation Discussion and Analysis" section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

The chairs of the Risk Committee, Audit Committee and HR Committee each report to the Board after their respective committee meetings.

The table below reflects oversight responsibilities for each of the 2024 enterprise risks listed.

Enterprise Risk	Board of Directors	Risk Committee	HR Committee	Audit Committee
Competitive displacement	✓	✓		
Acquisition, divestitures and integrations	✓	✓		
Misuse of intellectual property	✓	✓		
Regulatory and contractual compliance	✓	✓	✓	✓
Data and ethics	✓	✓		
Product stability	✓	✓		
Cybersecurity	✓	✓		
Third party, supply chain and relationship ecosystem	✓	✓		
Talent attraction and retention	✓		✓	
Wellbeing, safety and security of personnel	✓	✓	✓	
Financial performance	✓	✓		✓
Misinformation and disinformation	✓	✓		

Environmental, Social and Governance (ESG) Oversight

ESG is overseen by the Board and its committees. Management is responsible for updating the Board and its committees on ESG topics and assessing ESG-related risks, including sustainability and climate-related risks, human rights and human capital management and social impact. For more information about our ESG initiatives, please see the "ESG" section of this circular.

The following table sets forth the division of primary ESG oversight responsibilities between the Board and its committees.

Primary ESG Oversight Responsibilities	
Corporate Governance Committee	• Overall ESG oversight and coordination amongst the Board's four standing committees • Environmental matters, including sustainability and climate-related matters • Governance matters • Stakeholder engagement related to ESG • Human rights risks/supply chain • Thomson Reuters Foundation
Board of Directors	• Periodic updates regarding ESG strategy and alignment with Thomson Reuters' long-term business strategy • Material ESG risks
Audit Committee	• Overall reporting/disclosure processes related to ESG • Internal controls/procedures related to ESG • Finance initiatives related to ESG
HR Committee	• Human capital initiatives related to ESG • Compensation considerations related to ESG • Defined benefit/defined contribution plan considerations related to ESG
Risk Committee	• ERM considerations related to ESG • AI and emerging technologies • Certain product/services risks and considerations related to ESG

Artificial Intelligence (AI) Oversight

The risks and opportunities that arise with the development and use of AI are overseen by the Board and its committees. Management is responsible for updating the Board and its committees on AI topics and assessing AI-related risks, including for both the development and use of AI.

In conducting this oversight, the Board considers, among other topics, the use of AI in our products, impacts of AI on customer business models, internal use of AI and other impacts. The Board also receives education on AI-related topics, most recently in May 2024. This training covers a range of topics, including ethics and emerging regulatory frameworks around the world.

The following table sets forth the division of primary AI oversight responsibilities between the Board and its committees.

Primary AI Oversight Responsibilities	
Board of Directors	• Overall AI strategy and alignment with Thomson Reuters' long-term business strategy
Risk Committee	• Overall oversight of AI risks and opportunities • AI governance and regulatory compliance • Data and ethics concerns related to AI
Audit Committee	• Overall reporting/disclosure processes related to AI • Internal controls/procedures related to AI • Finance initiatives related to AI • Use of AI in internal audit, corporate compliance and financial reporting functions
HR Committee	• Talent-related aspects of AI • Internal use of AI • AI-related employee training • Impact of AI on the workforce
Corporate Governance Committee	• Coordination amongst the Board and its four standing committees • Stakeholder engagement related to AI

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

- As Chairman, David Thomson seeks to ensure that the Board operates independently of senior management. The Chairman is responsible for chairing Board meetings, ensuring that the Board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Board and senior management.
- As CEO, Steve Hasker is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the Board.

Deputy Chairman

Our corporate governance guidelines permit the Board to elect a Deputy Chairman. The Deputy Chairman would work collaboratively with the Chairman and assist the Chairman in fulfilling his responsibilities. The Deputy Chairman would also engage in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; would serve as an ambassador for Thomson Reuters; and perform additional duties as may be delegated to him by the Chairman or the Board from time to time. As of the date of this circular, the Board has not elected a Deputy Chairman.

Lead Independent Director

Michael E. Daniels is the Board's Lead Independent Director. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman and CEO, approving meeting agendas for the Board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the Board; and being available for consultation with the other independent directors as required.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the Board and help ensure the independent operations of the Board and its committees.

Meetings with and without the CEO/Management

At or near the beginning of each meeting, the Board has an "in-camera" session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day's meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize "in-camera" meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

As part of each Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Six meetings of the independent directors took place in 2024.

Access to Management and Professional Advisors

The Board has access to members of management and professional advisors. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The Board and any of its committees may retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor's fees and other retention terms. Individual directors may retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices.

The HR Committee also utilizes and relies on market survey data provided by a consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the "Compensation Discussion and Analysis" section of this circular.

Delegation of Authority

To clarify the division of responsibility between the Board and management, the Board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the Board to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific Board approval. The Board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee, and oversees the committees' fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Director Attendance

The Board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the Board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of Board and committee meetings in 2024.

	Number of Meetings
Board	6
Audit Committee	7
Corporate Governance Committee	5
HR Committee	6
Risk Committee	4

Five of the Board's six meetings in 2024 were regularly scheduled. The Board also held one special meeting in 2024. Three of the Board's regularly scheduled meetings were held in person and two were held virtually. The Board's special meeting was held virtually.

The following table sets forth the attendance of our directors at Board and committee meetings in 2024. In 2024, attendance for these individuals at all Board and committee meetings was approximately 100% and approximately 98%, respectively. All directors attended 100% of all Board meetings.

	Board			Meetings Attended Committee					Total	
Director	**Regularly Scheduled**	**Special**	**% Board Attendance**	**Audit Committee**	**Corp. Governance Committee**	**HR Committee**	**Risk Committee**	**Committee Total**	**Total Meetings**	**Total%**
David Thomson	5 of 5	1 of 1	100%	-	-	-	-	-	6 of 6	100%
Steve Hasker	5 of 5	1 of 1	100%	-	-	-	-	-	6 of 6	100%
Kirk Arnold	5 of 5	1 of 1	100%	-	5 of 5	6 of 6	4 of 4	15 of 15	21 of 21	100%
W. Edmund Clark, C.M.	5 of 5	1 of 1	100%	-	5 of 5	6 of 6	-	11 of 11	17 of 17	100%
Laverne Council	5 of 5	1 of 1	100%	7 of 7	-	-	4 of 4	11 of 11	17 of 17	100%
Michael E. Daniels	5 of 5	1 of 1	100%	6 of 7	5 of 5	6 of 6	4 of 4	21 of 22	27 of 28	96%
Kirk Koenigsbauer	5 of 5	1 of 1	100%	-	-	5 of 6	4 of 4	9 of 10	15 of 16	94%
Deanna Oppenheimer	5 of 5	1 of 1	100%	7 of 7	5 of 5	-	-	12 of 12	18 of 18	100%
Simon Paris	5 of 5	1 of 1	100%	7 of 7	5 of 5	-	4 of 4	16 of 16	22 of 22	100%
Kim M. Rivera	5 of 5	1 of 1	100%	7 of 7	-	-	4 of 4	11 of 11	17 of 17	100%
Barry Salzberg	5 of 5	1 of 1	100%	7 of 7	4 of 5	-	4 of 4	15 of 16	21 of 22	95%
Peter J. Thomson	5 of 5	1 of 1	100%	-	-	6 of 6	-	6 of 6	12 of 12	100%
Beth Wilson	5 of 5	1 of 1	100%	7 of 7	-	6 of 6	-	13 of 13	19 of 19	100%

Controlled Company

Our company is a "controlled company" as a result of Woodbridge's ownership.

> Thomson Reuters' corporate governance practices include the following, which we believe are best practices for a Canadian public company with a controlling shareholder:
>
> - No members of the day-to-day Thomson Reuters executive leadership team are related to, or otherwise affiliated with, Woodbridge.
>
> - Woodbridge and its affiliates beneficially own common shares that have one vote per share. Thomson Reuters has not issued a separate class of shares to Woodbridge or its affiliates with super-voting rights.
>
> - The Thomson Reuters Board of Directors is comprised of a majority of independent directors and the number of directors affiliated with Woodbridge is lower than the proportion of common shares controlled by it. Woodbridge's beneficial ownership (together with its affiliates) as of April 11, 2024 was approximately 70% of our common shares and its representatives on the Thomson Reuters Board will comprise approximately 29% of our directors if all 14 director nominees are elected at the meeting.
>
> - As David Thomson is the Chairman of the Board, we have a separate Lead Independent Director.
>
> - As part of each Board meeting, the independent directors meet separately without management or Woodbridge-affiliated directors present.
>
> - All committees are comprised of a majority of independent directors (other than the Audit Committee, which is 100% independent directors).
>
> - The Board has an effective and transparent process to deal with related party transactions or conflicts of interest between Thomson Reuters and Woodbridge, its affiliates or directors affiliated with Woodbridge. The Corporate Governance Committee of our Board utilizes a policy for considering related party transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge, its affiliates and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

The Nasdaq corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A "controlled company" (as defined by the Nasdaq) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A "controlled company" (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for directors who are affiliated with Woodbridge, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the Nasdaq's controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and Board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

A majority of members of the Risk Committee are also independent.

Board Committees

This section provides information about the Board's four committees (Audit, Corporate Governance, HR and Risk), including each committee's responsibilities, members and activities in 2024. Additional information about each committee is provided below. David Thomson (Chairman of the Board) and Steve Hasker (President and CEO) are not members of any of the Board's committees. David Thomson regularly attends HR Committee meetings as a guest and Steve Hasker is regularly invited to attend all committee meetings in his capacity as President and CEO.

The following table sets forth the current membership of our four Board committees as of April 11, 2025.

| Name of Director | Committee Membership[3] | | | |
	Audit	Corporate Governance	HR	Risk
Kirk E. Arnold		✓	✓	✓ (Chair)
W. Edmund Clark, C.M[1]		✓	✓	
LaVerne Council	✓			✓
Michael E. Daniels	✓	✓ (Chair)	✓	✓
Kirk Koenigsbauer			✓	✓
Deanna Oppenheimer	✓	✓		
Simon Paris[2]	✓	✓	✓ (Chair)	✓
Kim M. Rivera	✓			✓
Barry Salzberg	✓ (Chair)	✓		✓
Peter Thomson			✓	
Beth Wilson	✓		✓	
Total	7	6	7	7

1 Ed Clark will complete his service on the Board at this meeting. This section describes his involvement on the Committees through to April 11, 2025.

Each of the Board's committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at **www.thomsonreuters.com.**

Audit Committee

Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

- the integrity of financial statements and other financial information relating to our company;
- the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);
- the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;
- the effectiveness of the internal audit function;
- the overall assessment and management of risk; and
- any additional matters delegated to the Audit Committee by the Board.

In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2024, which are reflected in the work plan below.

2024 Primary Audit Committee Activities
<table><tr><td>   - Review and discuss the company's annual and quarterly consolidated financial statements and related MD&A;   - Review and approve our earnings press releases which include financial results and financial outlooks;   - Discuss the company's use of non-IFRS measures;   - Discuss the company's controls and disclosures related to ESG;   - Receive periodic updates regarding the company's finance operations;   - Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;   - Receive periodic updates from senior management on financial risk topics such as tax, treasury, accounting and legal matters;   - Review the scope and plans for the audit of our company's financial statements;   </td><td>   - Review and approve the company's non-audit services policy as well as certain non-audit services proposed to be provided by PricewaterhouseCoopers LLP;   - Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;   - Discuss with PricewaterhouseCoopers LLP: - its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard);   - all critical accounting policies and practices used or to be used by Thomson Reuters;   - all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor; and   - all other matters required to be communicated under PCAOB.   </td></tr></table>

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Barry Salzberg and Beth Wilson each qualify as an "audit committee financial expert" (within the meaning of applicable SEC rules and the Nasdaq listing rules).

Audit Committee Members' Education and Experience

The following summarizes the education and experience of each director nominee who is a member of the Audit Committee that is relevant to the performance of his or her responsibilities.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)	• Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited • Former Professor at Columbia Business School • Degree in accounting from Brooklyn College, JD from Brooklyn Law School and LLM in Tax from New York University
LaVerne Council	• MBA and bachelor's degree in business administration • Member of CONMED Corporation board of directors and audit committee • Member of Concentrix Corporation board of directors and audit committee • Member of Mathematica board of directors and audit committee
Michael E. Daniels	• More than 25 years of executive experience at IBM • Former member of the Tyco International Ltd. audit committee
Deanna Oppenheimer	• Former Vice Chair of Global Retail Banking of Barclays PLC • Former President of Consumer Banking of Washington Mutual, Inc. • Former member of AXA Global Insurance audit committee • Former member of NCR Corporation audit committee
Simon Paris	• CEO of Unit4 • Former Chief Executive Officer of Finastra • Former Chair of the World Trade Board
Kim M. Rivera	• Chief Legal Officer and Business Affairs Officer, OneTrust, LLC • Former President, Strategy and Business Management and Chief Legal Officer of HP Inc. • Supported audit committees of two publicly traded Fortune 500 companies
Beth Wilson	• Chair of the Chartered Professional Accountants of Canada • Former audit partner and Managing Partner at KPMG • Former Chief Executive Officer of Dentons Canada LLP • Audit Committee Chair at The Hospital for Sick Children and Woodgreen Foundation • Member of Power Corporation of Canada and IGM Financial Inc. audit committees • Bachelor of Commerce degree from University of Toronto and a Certified Professional Accountant in good standing with the Chartered Professional Accountants of Ontario

Financial Reporting

The Audit Committee meets to discuss and review our:

• annual and quarterly earnings releases; and

• annual and quarterly management's discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the Board has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee's recommendation, the full Board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the Board in advance of a Board meeting for their review and approval. At the Board meeting, directors are given an opportunity to raise any questions or comments.

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our Board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2024.

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2026 and that our Board submit this appointment to shareholders for approval at the 2025 annual meeting of shareholders. In connection with recommending PricewaterhouseCoopers LLP, the Audit Committee considered the firm's provision of services to Thomson Reuters over the last year, including the performance of the lead audit engagement partner and the audit team. The Audit Committee also reviewed the appropriateness of PricewaterhouseCoopers LLP's fees in relation to the size of Thomson Reuters and its global footprint. The Audit Committee continues to be satisfied with PricewaterhouseCoopers LLP's performance and believes that its continued retention as independent auditor is in the best interests of Thomson Reuters and its shareholders.

Throughout the year, the Audit Committee evaluates and is directly responsible for our company's relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP's fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet several times during the year. In 2024, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting and met with the Audit Committee in separate sessions.

PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company's annual financial statements, the Audit Committee:

- Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP's professional judgment, may reasonably be thought to bear on its independence;

- Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;

- Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board; and

- Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by independent auditors.

- The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

- The policy requires the Audit Committee's specific pre-approval of all other permitted types of services that have not already been pre-approved.

The Audit Committee's charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2024, none of the fees of Thomson Reuters described on page 51 of this management proxy circular made use of the de minimis exception to pre-approval provisions as provided for by Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators' Multilateral Instrument 52-110 (Audit Committees).

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department of our company, which performs an internal audit function, prepares and oversees the overall plan for assessing our internal control over financial reporting.

Each year, Corporate Compliance and Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Corporate Compliance and Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors in its assessment.

In the first quarter of 2024, Corporate Compliance and Audit presented an annual internal audit plan to the Audit Committee for its review and approval. The Head of Internal Audit met with the Chair of the Audit Committee to preview internal audit and internal controls matters which were to be discussed at each Audit Committee meeting. The Head of Internal Audit then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2024, the Corporate Compliance and Audit department tested applicable internal controls over financial reporting in order to achieve compliance with the required year-end evaluation of the effectiveness of the company's internal control environment.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024. In March 2025, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2024. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its independent audit and report on the effectiveness of our internal controls over financial reporting.

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management's disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2024.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

- our company's overall approach to corporate governance;
- the size, composition and structure of the Thomson Reuters Board and its committees, including the nomination of directors;
- orientation and continuing education for directors;
- related party transactions and other matters involving actual or potential conflicts of interest; and
- any additional matters delegated to the Corporate Governance Committee by the Board.

The following table provides an overview of the Corporate Governance Committee's work plan for 2024.

2024 Primary Corporate Governance Committee Activities

- Review size, composition and structure of the Board and its committees for effective decision-making, including new committee members
- Board succession planning
- Oversee the effectiveness of the Board and its committees, including receiving a report from the Lead Independent Director on the evaluation process and the interviews with directors
- Assess director independence, financial literacy and audit committee financial expert status
- Nominate directors for the annual meeting
- Review director compensation and structure
- Review corporate governance disclosure for draft proxy circular and AGM format
- Review corporate governance guidelines and committee charters
- Review committee composition and chairs
- Review external analysis of proxy circular and other shareholder group assessments
- Discuss the company's approach to ESG
- Review compliance with Thomson Reuters Trust Principles
- Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics
- Review D&O insurance and indemnification

Periodically

- Review orientation and continuing education initiatives for directors
- Review position descriptions for Board
- Review related party transactions and conflicts of interest
- Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance
- Consider agendas for meetings of independent directors
- Review Board and CEO expenses
- Review delegation of authority
- Review share ownership expectations and compliance
- Approve any waivers of Code of Business Conduct and Ethics
- Monitor relationships between senior management and the Board
- Be available as a forum for addressing the concerns of individual directors

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee considers and recommends candidates for initial Board membership and Board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, merit, including each candidate's record of achievement, and any other attributes that would enhance the Board and overall management of the business and affairs of our company.

The Corporate Governance Committee believes that the inclusion of different perspectives, experiences and backgrounds on the Board enhances Board operations, promotes healthy debate and improves oversight, decision-making and governance. In identifying candidates for appointment, election or re-election, the Board and the Corporate Governance Committee have established a widescale nondiscriminatory recruitment approach. We do not currently have a policy that specifically addresses the representation of women on the Board. 36% of our director nominees self-identify as women and the Company's efforts to attract and consider candidates for Board roles based on their qualifications and merit have resulted in a favorable representation of women on the Board.

Five of the 14 director nominees proposed for election (approximately 36%) at this year's meeting self-identify as women, one self identifies as Hispanic/Latinx and one self-identifies as Black/African American. We continue to strive for a Board composition that reflects our company's values and the composition of the communities we operate in and serve. The Board has determined that a fixed objective for the representation of women on the Board is no longer necessary to build a highly effective, qualified and skilled Board and it is satisfied with the current composition of the Board.

New Director Nominees for the 2025 Annual Meeting of Shareholders

In 2024, Woodbridge advised Thomson Reuters that it intended to propose two candidates to serve as representatives of Woodbridge on the Board for nomination at the annual meeting of shareholders. The process undertaken by Woodbridge included the assistance of a global search firm and was designed to take into account the corporate governance expectations and priorities of Thomson Reuters. Michael Friisdahl and Paul Sagan met with the Chairman, the Lead Independent Director, the CEO and other Board members prior to their consideration as a nominee by the Corporate Governance Committee and the Board.

Upon the recommendation by the Corporate Governance Committee, the Board approved that each of Michael Friisdahl and Paul Sagan be proposed to be elected at the annual meeting of shareholders as representatives of Woodbridge on the Board.

- **Michael Friisdahl -** In evaluating Michael's profile, the Board considered his extensive experience as an executive with over 35 years leading businesses of material scale and complexity. They put weight specifically on his experience in industries that require meeting high expectations of the relevant customer base. Michael is also the lead independent director of Woodbridge, the Thomson family holding company and the principal shareholder of our company, so he will bring the knowledge and perspective of the controlling shareholder to the Board.
- **Paul Sagan -** In evaluating Paul's profile, the Board put weight on his background as a public company executive and director and his experience with cloud computing, information technology and cybersecurity and enterprise software and hardware, including as the Executive Vice Chairman, CEO, President and Chief Operating Officer of Akamai Technologies, Inc. The Board also felt that Paul's advisory role to growing technology companies will allow him to provide insights on the risks and opportunities faced by technology companies and would be an asset to the Board.

Director Orientation

All new directors are provided with an orientation in connection with their election or appointment to the Board, which includes:

- Induction materials describing our business, our corporate governance structure and related policies and information; and
- Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

The Board also has a "buddy" program that pairs a new director with a tenured director to assist with onboarding. The Board buddy provides historical context regarding the business and decisions and serves as a sounding board for new directors.

The Board's secure website, management reports and other means of communication also provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with Board and committee meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These Board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors' attention. The Board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

Continuing Education

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Our directors are members of the National Association of Corporate Directors (NACD) and the company pays the cost of that membership. NACD membership provides directors with access to insights, analytics, courses and events. To facilitate ongoing education, the directors are also entitled to attend external continuing education opportunities at the expense of Thomson Reuters.

The following table summarizes some of the education sessions provided to our directors in 2024:

Month	Topic/Subject	Attendees	Lead Presenter(s)
February	Executive compensation risks	HR Committee	FW Cook (external compensation consultant)
March	Disclosure controls and procedures update	Audit Committee	Thomson Reuters internal legal counsel
May	AI board education session	Board	Thomson Reuters Chief Technology Officer
September	Executive compensation trends and developments	HR Committee	FW Cook (external compensation consultant)
September	ESG regulatory update, including climate change disclosure update	Audit Committee	Thomson Reuters internal ESG leadership
November	ESG strategy and regulatory update	Board	Thomson Reuters internal ESG leadership
Quarterly	Tax updates	Audit Committee	Thomson Reuters Head of Tax
Quarterly	Accounting updates	Audit Committee	Thomson Reuters Chief Accounting Officer

Site Visits

The Corporate Governance Committee facilitated visits by directors to the Thomson Reuters office in Zug, Switzerland in January 2024, Eagan, Minnesota in September 2024 and Frisco, Texas in January 2025. The Board coordinates the timing of these site visits to coincide with regularly scheduled Board meetings. This allows the directors to participate in the site visit at the same time and then attend a Board meeting as part of one trip. The visits are designed to:

- Enable directors to update themselves on our key businesses, products and services;
- Provide an opportunity for directors to interact with key executives, high potential talent and customers; and
- Give a broader selection of current and future executives the opportunity to meet directors.

Feedback on this program from directors and location hosts has been positive and it is expected to continue in the future.

Board Effectiveness Review

The Corporate Governance Committee, together with the Lead Independent Director, reviews the effectiveness of the Board, its committees and individual directors annually. This review helps identify opportunities for continuing Board and director development and forms the basis of action plans for improving the Board and committee operations.

The assessment process is conducted as follows:



Each director is required to complete a detailed questionnaire which includes an individual self-assessment and an assessment of the Board and each committee they are a member of. Thomson Reuters General Counsel's Office collects the completed questionnaires and summarizes the results in a report to the Lead Independent Director.

The Lead Independent Director then meets individually with each independent and non-independent director to discuss the results of the questionnaires, to assess the performance of the Board and its committees and to solicit peer evaluation.

The Lead Independent Director initially prepares a summary of the outcome of the questionnaires and his one-on-one interviews for review and discussion with the Corporate Governance Committee before presenting the report to the Board. The Corporate Governance Committee may make recommendations to the Board to improve the effectiveness of the Board in light of the results of the assessments. The Corporate Governance Committee monitors any priorities and action plans that are developed as a result of the evaluation process.

This process was most recently completed and reviewed with the Corporate Governance Committee and the Board in March 2025.

The Corporate Governance Committee reviews the adequacy of the assessment process and the questionnaires periodically to take into account new trends and best practices.

Annually, the Board also reviews its responsibilities by assessing our corporate governance guidelines and each committee of the Board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

Conflicts of Interest and Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the Board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Our policies on conflicts of interest are reflected in our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and in supplemental guidance approved by the Board.

Unless otherwise expressly determined by the Board or relevant committee of the Board, a director who has a conflict of interest in a matter before the Board or such committee must not receive or review any written materials related to the conflict subject area, nor may the director attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Board or the applicable committee has expressly determined that it is appropriate for him or her to do so.

If a director has a significant, ongoing and irreconcilable conflict, voluntary resignation from the Board or the conflicting interest may be appropriate or required.

Related Party Transactions Policy

Under our current related party transactions policy, the disinterested members of the Corporate Governance Committee or an independent body of the Board conducts a reasonable prior review and oversight of related party transactions for potential conflicts of interests and will only approve such a transaction if it is determined that the transaction is in the best interests of Thomson Reuters and its stakeholders.

If it is not possible to convene a meeting of the Corporate Governance Committee to review and approve any such transaction in advance, then the Chair of the Corporate Governance Committee will consider whether the related party transaction is appropriate and, if so, will approve it. Any such transaction will be subject to ratification by the Corporate Governance Committee at its next regularly scheduled meeting.

An "independent special committee" of the Board shall be established in connection with related party transactions when required pursuant to applicable Canadian law or otherwise determined to be advisable.

The company's related party transactions policy includes various considerations for reviewing the relevant facts and circumstances of transactions and includes a set of related party transactions that are pre-approved for purposes of the policy.

A director who may not be considered independent for purposes of a related party transaction (e.g., a director, including any immediate family member, who is a party to or has a potential conflict of interest in a proposed related party transaction, or has a material interest in any related party transaction or in a party to a related party transaction) is to disclose that fact and provide all material information concerning the transaction to the Chair of the Corporate Governance Committee and the Chief Legal Officer and Company Secretary as soon as they become aware. Any such director must not receive or review any written materials or correspondence related to the conflict subject area, nor attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the disinterested members of the Corporate Governance Committee have expressly determined that it is appropriate for him or her to do so.

All related party transactions that are required to be disclosed pursuant to Canadian law shall be disclosed in Thomson Reuters' applicable filings with the Canadian securities regulatory authorities and/or the SEC.

For more information about related party transactions in the last two years, please see the management's discussion and analysis (MD&A) section of our 2024 annual report.

HR Committee

The HR Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

- the selection and retention of senior management;
- planning for the succession of senior management;
- talent and professional development for senior management;
- the compensation of the CEO and other senior management and assessment of compensation risk;
- human capital management;
- the management of pension and significant benefit plans for employees; and
- any additional matters delegated to the HR Committee by the Board.

The following table provides an overview of the HR Committee's work plan for 2024.

2024 Primary HR Committee Activities	
• Review target compensation for executive officers • Evaluate the performance of the CEO and review evaluations of other executive officers • Approve 2023 annual incentive award payouts • Approve 2024 annual and long-term incentive award design, the mix of cash and equity compensation, the allocation of equity-based awards, and performance goals • Discuss 2024 annual and long-term incentive award design • Approve compensation disclosure in the annual management proxy circular • Review and approve new clawback policy	• Discuss human capital management matters such as talent, organizational health and culture, hybrid working, internal adoption of AI and ESG matters • Review succession planning • Review compensation program risk assessment • Review compensation trends and regulatory developments • Approve compensation peer group • Review equity share plan reserve analysis • Review "Say on pay" modeling and evaluate outcome of "Say on pay" vote • Review key global retirement plans • Review senior management's share ownership guidelines • Review certain new senior executive hirings and terminations

The following is a brief summary of the experience of each director nominee who is a member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
Simon Paris (Chair)	• Chief Executive Officer of Unit4 • Former Chief Executive Officer of Finastra • Human capital management expertise • Familiarity with global compensation standards
W. Edmund Clark, C.M.[1]	• Former Group President and Chief Executive Officer of TD Bank Group • Familiarity with global compensation standards • Former Chair of Thomson Reuters HR Committee
Kirk E. Arnold	• Chair of Ingersoll Rand Inc. compensation committee • Member of Trane Technologies PLC human resources and compensation committee • Member of the Board of Directors of The Predictive Index, a private software company focused on human resource engagement tools and leadership practices • Senior Lecturer at MIT Sloan School of Management, including teaching a course on compensation strategies • Former Chief Executive Officer of Data Intensity, Inc., Keane, Inc. and NerveWire
Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards • Former chair of Johnson Controls International plc compensation committee
Kirk Koenigsbauer	• Chief Operating Officer and Corporate Vice President, Experiences and Devices, at Microsoft Corporation • Familiarity with global compensation standards
Peter J. Thomson	• Chair of Woodbridge and familiar with compensation programs at many companies • Familiarity with global compensation standards
Beth Wilson	• Director at Woodgreen Foundation, Woodgreen Community Services, and IGM Financial Inc. • Former Chief Human Resources Officer at KPMG • Former Chief Executive Officer at Dentons LLP • Familiarity with global compensation standards

1   Ed Clark will complete his service on the Board at this meeting and will no longer be a committee member following the meeting. This section describes his involvement on Committees through to April 11, 2025.

Compensation Planning

The HR Committee's responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee's responsibilities in this area is provided in the "Compensation Discussion and Analysis" section of this circular.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the Board in setting objectives each year for the CEO. The HR Committee and the Board evaluate the performance of the CEO against these objectives at year end. The HR Committee reports to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Human Capital Management

Our human capital practices and initiatives are designed to attract, develop and retain talented employees across all of our businesses around the globe, and ensure they feel valued, are provided with opportunities to grow, and are driven to succeed. We focus on a variety of human capital topics, such as compensation and benefits, culture and employee engagement, talent acquisition, learning and development, and inclusion and belonging. Over the last few years, oversight of human capital management has also been a key focus area for our Board of Directors.

Our talent priorities continue to focus on addressing shifting organizational needs and business realities. In an AI-enabled world, jobs are changing rapidly and continuously. Our talent strategy in turn must also be agile, flexible and proactive. Our focus is on helping employees build skills necessary for an AI-enabled future and supporting their career growth. We continued our series of company-wide Learning Days this year, focusing events on integrating AI into day-to-day work, strengthening business acumen and building greater knowledge about our evolving product portfolio and customers. We also increased our commitment to career development with the launch of Grow My Way, an initiative to support career growth in our dynamic work environment. Its purpose is to support individuals' skill development and enable leaders to deploy talent to meet rapidly changing business needs. Our journey with building AI capabilities for all employees continued at scale this year. In 2024, a substantial number of our colleagues regularly used AI tools, surpassing our initial expectations.

Supporting people leaders remains a priority. In 2024, we launched Managing at TR, an onboarding program to support new managers and equip them with essential tools and skills. More than 700 managers participated globally, with 93% finding it a valuable investment of their time. Another area of focus has been building cross-cultural understanding, driven by our organization's global footprint and teams that span multiple locations and time zones.

Our investments in skill development and career growth are yielding positive results in terms of employee sentiment. In our most recent organizational health survey, the scores for questions about learning and innovation rose with more than 70% of employees feeling that they are building skills for the future and growing professionally at Thomson Reuters.

While we voluntarily publish numerous human capital-related metrics and data in our securities filings and on our website (notably in our Social Impact & ESG Report), some metrics and data are not publicly disclosed due to competitive considerations.

> For additional information regarding some of our human capital management initiatives, please see the "ESG" section of this proxy circular.

We expect that human capital management will continue to be an important focus area in the future for management and the Board because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.

Risk Committee

The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

- Thomson Reuters' identification, assessment and management of enterprise risks, other than financial risks (which are overseen by the Audit Committee) or risks related to compensation and talent matters (which are overseen by the HR Committee); and

- any additional matters delegated to the Risk Committee by the Board.

In 2024, the Risk Committee met with senior management to review the company's frameworks and policies for risk management, including the steps and process taken to identify, assess, monitor and manage risks. As part of this review, senior management presented an overview of its 2024 ERM process to the Risk Committee. The overview reflected key risks identified by management and a proposed calendar of future meetings for "deep dive" reviews and discussions about specific risks (at the Board or committee level). While the Risk Committee oversees and manages our company's framework policies and procedures with respect to risk identification, assessment and management, it is the responsibility of our CEO and senior management to identify, assess and manage our company's risks through the design, implementation and maintenance of our ERM program. The Risk Committee's responsibilities include reviewing and approving the ERM framework on an annual basis. For additional information regarding oversight of risk management, please see the "Risk Oversight" section of this proxy circular.

The following table provides an overview of the Risk Committee's work plan for 2024.

2024 Primary Risk Committee Activities	
• Approve 2024 enterprise top risks • Review ERM quarterly report, which discusses the ongoing management of enterprise top risks • Discuss key risks related to cybersecurity, intellectual property protection, data and AI ethics, misinformation and disinformation and other information security matters • Discuss key risks related to financial performance, product stability, third party risk management, competitive displacement, dispositions and integration • Discuss key risks related to employee wellbeing, safety and security • Discuss legal and regulatory compliance risks that are not overseen by the Audit Committee • Review 2025 internal audit plan • Approve 2025 ERM framework	**Periodically** • Conduct table-top exercises on topics such as cybersecurity • Conduct "deep dives" on selected risk topics • Discuss certain reputational risks

Joint Audit Committee and Risk Committee Meetings

As part of the Board's risk assessment and risk management oversight, the Audit Committee and the Risk Committee met jointly in January and March 2024 to discuss topics of interest to each committee. The joint committee meetings were co-chaired by Barry Salzberg (Audit Committee Chair) and Kirk Arnold (Risk Committee Chair).

The topics discussed by the joint committees were the following:

• Protecting our Content risk assessment;

• Review of the 2024 internal audit work plan; and

• Review of "Risk Factors" disclosure for the annual report and general review of the risk assessment process.

About Our Independent Auditor

HIGHLIGHTS

- We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2026 annual meeting of shareholders.

The Board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the Board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2024 and 2023.

(in millions of U.S. dollars)	2024	2023
Audit fees	$13.4	$12.8
Audit-related fees	1.1	1.0
Tax fees	0.7	1.4
All other fees	–	–
Total	$15.2	$15.2

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2024 and 2023.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the "audit fees" category above. These services included transaction due diligence, pre-post implementation reviews, other attestation engagements, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions and divestitures.

All Other Fees

Fees disclosed in the tables above under the item "all other fees" were for services other than the audit fees, audit-related fees and tax fees described above.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Stakeholder Engagement

HIGHLIGHTS

- We actively engage with our stakeholders throughout the year
- We welcome feedback and input from our stakeholders

Thomson Reuters actively engages with its stakeholders on a variety of topics, including:

- Financial performance
- Corporate/growth strategy
- Corporate governance
- Executive compensation
- Human capital management
- Other ESG-related topics (as discussed further on the next page of this circular)

In 2024, stakeholder engagement was conducted by different leaders and groups across our company, including:

- Investor Relations
- Our CEO and CFO
- Our Chief People Officer
- Our Chief Legal Officer and Company Secretary

On a day-to-day basis, inquiries or other communications from stakeholders to management are answered by our Investor Relations and other Corporate departments or are referred to another appropriate person in our company.

Our earnings conference calls are broadcast live via webcast and are accessible to interested stakeholders, the media and members of the public.

In March 2024, our senior leadership team hosted an Investor Day that included a series of presentations outlining Thomson Reuters plans for growth and showcasing some of our innovative product offerings. Presentations given by senior executives at our Investor Day and other investor conferences are promptly made public in the "Investor Relations" section of our website.

At the annual meeting, shareholders are provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management. Our company also has meetings throughout the year with shareholders and other stakeholders, shareholder advocacy groups and financial analysts.

Shareholders and other stakeholders with questions about our company are encouraged to contact our Investor Relations department by e-mail at **investor.relations@thomsonreuters.com** or by phone at 1.332.219.1046.

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by e-mail at **board@thomsonreuters.com** or by writing to them c/o Norie Campbell, Chief Legal Officer and Company Secretary, Thomson Reuters, 19 Duncan Street, Toronto, Ontario, M5H 3H1, Canada.

ESG

HIGHLIGHTS

- We manage our business for the long term and view programs that improve environmental, social and governance (ESG) through that lens

- We consider ESG one important mechanism for sustained value creation, reinforcing the underlying health of our company now and beyond the horizon

Our company is dedicated to serving institutions and businesses that keep the wheels of commerce turning, uphold justice and taxation systems, fight fraud, support law enforcement and report on world events with impartiality, as an important source of unbiased news globally. We pursue ESG initiatives because they contribute to value creation for our customers, employees, shareholders and other stakeholders. The Board and its committees oversee different ESG-related areas that are of the greatest importance to the organization and our stakeholders to achieve our long-term strategic objectives. Ultimately, though, our ESG-related initiatives require employees who take on responsibility for them and are empowered to achieve them.

Our ESG-related workstreams include sustainability, inclusion and belonging, community relations and volunteerism. ESG factors are considered in our Enterprise Risk Management (ERM) processes. Our financial support of the Thomson Reuters Foundation also contributes to our ongoing ESG efforts.

> We post a Social Impact & ESG Report annually on our website, **www.thomsonreuters.com/social-impact-report**, which summarizes our strategy, includes stories of progress and tracks performance, tying our efforts to our business strategy and commercial expertise. We encourage you to review the Social Impact & ESG Report to gain a better understanding of our accomplishments and practices in these areas.

We believe in the power of collaboration with the international business community, so we are signatories of the United Nations Global Compact (UNGC), a non-binding United Nations (U.N.) pact to encourage businesses and firms worldwide to adopt sustainable and socially responsible policies. We are actively partnering to advance the Sustainable Development Goals, particularly *SDG 16 – Peace, Justice and Strong Institutions*. We are also aligned with the United Nations Guiding Principles on Business and Human Rights (UNGPs), which augment our longstanding commitment to the UNGC, the U.N. Declaration on Human Rights, and other international standards.

In 2024, we continued work to update our ESG materiality assessment to comply with new global regulations. This assessment is helping us identify and prioritize the ESG issues that are most likely to impact our business and stakeholders in the short and long-term. We also completed our first 3-year human rights impact assessment (HRIA) and roadmap in 2024. Finally, in March 2023, we released our human rights policy, which informs our colleagues, customers, shareholders and those in the communities where we operate and do business, of our commitment and approach to human rights.

Our 2024 Social Impact & ESG Report, which we anticipate publishing later in 2025 will contain more information about our ESG strategy and results and will be available on our website at **www.thomsonreuters.com.**

Environmental Practices

We aim to continue to reduce our environmental impact globally. We continue to source renewable energy for 100% of our operations. We have achieved this largely through the purchase of renewable power by matching our electricity usage with renewable energy credits acquired around the world. We are also working closely with our suppliers to drive lower emissions within our supply chain. We will continue to measure and manage our own emissions and environmental impacts and continue to identify ways to further assess, monitor and improve our carbon footprint.

Social Practices

Our values and culture

At Thomson Reuters, our team is committed to solving big challenges for our customers and supporting skill-building for colleagues to thrive in an AI-enabled future. In 2025, we introduced new company values that are rooted in our purpose to Inform the Way Forward and the Thomson Reuters Trust Principles. These values elevate us to a higher standard of customer excellence, product innovation, teamwork and success.



Purpose
Inform the Way Forward

Trust Principles

Values

Obsess over our customers.   Compete to win.   Challenge (y)our thinking.   Act fast. Learn fast.   Stronger together.

Inclusion and Belonging

As a global company with employees located around the world, inclusion and belonging are core to our purpose and values, fostering an inclusive workplace where people with varied backgrounds, perspectives and experiences can grow and thrive. We believe this gives us access to the broadest talent pool, leads to better decision-making and fosters greater innovation.

In recent years, we have made meaningful progress in recruiting and retaining an executive team comprised of the best global talent to help deliver against our strategy and serve our customers. When hiring for executive officer roles, we are focused on finding the best qualified candidates to fill those positions and each candidate's overall talents and characteristics are an important consideration in their assessment. While we do not specifically consider a candidate's gender or the representation of women on our executive team when hiring for executive officer roles, we continue to have strong representation of women on our executive team and all appointments are made on a non-discriminatory basis, consistent with applicable laws.

Having achieved a significant level of representation of women on our executive team, we have determined not to adopt a target regarding women in executive officer positions, though we will continue to work to build an executive team that reflects our company's core values and the composition of our employees, customers and the communities in which we operate. As of April 11, 2025, five (5) of our current 10 (50%) executive officers self-identify as women, two (2) self-identify as Asian and one (1) self identifies as both Black/African American and Hispanic/Latinx.

Health and Wellbeing

Our people remain our greatest asset, and we are steadfast in our commitment to fostering a supportive and empowering workplace environment. We offer employee benefit plans, tools, resources, and workplace practices that promote mental, physical, financial, and social well-being.

Central to our employee experience is a strong focus on mental health and wellbeing. Our Mindful Leadership Training is a key component of our Managing at TR program, ensuring that all new managers are equipped to lead effectively. Additionally, we offer global resources such as employee assistance programs, meditation apps, and mindfulness discussions, highlighted during our May and October Mental Health campaigns.

Thomson Reuters upholds its commitment to flexibility through our hybrid working policy and the "Flex My Way" initiative. These global flexible workplace policies enable employees to balance family and customer needs effectively. With offerings like Bereavement Leave, Caregiver Paid Time Off, Sabbatical Leave, Parental Leave, Work From Anywhere policy, and local paid and unpaid time off policies, we ensure our employees can take the time they need, when they need it. Together, these efforts underline our unwavering dedication to cultivating a physically, mentally, financially and socially healthy workplace for all.

Community and Social Impact

Thomson Reuters annually provides 16 hours of paid volunteer time off (VTO) to every employee and provides an additional 20 hours of paid VTO to a subset of employees with law degrees to provide legal pro bono aid to not-for-profit organizations. In 2024, our employees logged a total of over 51,000 volunteer hours and over 9,000 hours in total pro bono support to not-for-profit organizations around the world. In addition to VTO, Thomson Reuters offers a global Corporate Match program to match eligible employee donations as well as a Volunteer Rewards Program in which an employee earns corporate funding for reaching 20 hours of volunteering. In 2024, donations by our employees together with our corporate matching and rewards donations totaled approximately $2 million to over 1,900 not-for-profit in 26 countries.

Finally, we provide some of our products and services free of charge to various not-for-profit organizations to support their initiatives. For example, Thomson Reuters has provided access to our CLEAR product to the National Center for Missing and Exploited Children since 2010. We also provide our Westlaw, Practical Law and HighQ products to various not-for-profit organizations.

The Thomson Reuters Foundation

The Thomson Reuters Foundation works to bolster the resilience of independent media, strengthen access to the law and promote responsible business practices. It leverages its unique combination of media and legal expertise, together with data intelligence, to inform, connect, and empower professionals and civil society to strengthen free, fair and informed societies. It delivers its work through capacity-building programmes, legal support, research, news, data-driven products and events, including its flagship annual forum, Trust Conference.

Additional information on the Foundation can be found at **www.trust.org**.

Governance Practices

Our Board and its committees oversee ESG initiatives, as discussed in the "Corporate Governance Practices" section of this circular. The Corporate Governance Committee of the Board of Directors evaluates our ESG strategy and progress and is updated regularly by our management. We remain committed to our values and ethics through our governance practices, which include our Code of Business Conduct and Ethics.

Advisory Resolution on Executive Compensation (Say On Pay)

HIGHLIGHTS

- We are proposing a non-binding advisory "say on pay" resolution related to executive compensation.
- This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).
- We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the "Compensation Discussion and Analysis" section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a "say on pay" advisory resolution for this year's meeting (as we have done since 2008). An identical resolution was approved by approximately 98.83% of the votes cast at last year's annual meeting of shareholders. Over the last five years, an average of approximately 98% of votes have been cast "for" our "say on pay" advisory resolutions.

As this is an advisory resolution, the results will not be binding upon the Board. However, the Board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Our "named executive officers" for purposes of the "Compensation Discussion and Analysis" section of this circular are our CEO (Steve Hasker), our CFO (Mike Eastwood) and the three other most highly compensated executive officers as of December 31, 2024 (Raghu Ramanathan– President, Legal Professionals, Kirsty Roth – Chief Operations and Technology Officer; and Paul Bascobert – President, Reuters News.)

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at **investor.relations@thomsonreuters.com** or by phone at 1.332.219.1046.

The Board unanimously recommends that you vote FOR the following resolution:

"RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation as described in the 2025 management proxy circular."

Compensation Discussion and Analysis

Table of Contents

Executive Summary

"Pay for performance" is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value. This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation, how we performed and what we paid to our named executive officers in 2024. Our named executive officers for 2024 are:



Steve Hasker
President & Chief Executive Officer



Mike Eastwood
Chief Financial Officer



Ragunath (Raghu) Ramanathan
President, Legal Professionals



Kirsty Roth
Chief Operations and Technology Officer



Paul Bascobert
President, Reuters News

2024 Performance Highlights

The table below compares our actual performance (before currency) to our updated 2024 outlook, which we confirmed in November 2024. Our total company met all the metrics within our updated 2024 outlook. Our "Big 3" segments met our updated outlook for total and organic revenue growth but came in lower by approximately 100bp for adjusted EBITDA margin reflecting higher investments and incentive compensation. Our updated full-year 2024 outlook included non-IFRS financial measures, assumed constant currency rates relative to 2023, and included the impact of closed acquisitions and dispositions.

Total Thomson Reuters	2024 Updated Outlook	2024 Actual Performance (Before currency)[1]	
Revenue growth	Approximately 7.0%	7.1%	✓
Organic revenue growth[2]	Approximately 7.0%	7.1%	✓
Adjusted EBITDA margin[2]	Approximately 38%	38.1%	✓
Corporate costs	$120 – $130 million	$108 million	✓
Free cash flow[2]	Approximately $1.8 billion	$1.8 billion	✓
Accrued capital expenditures as a percentage of revenues[2]	Approximately 8.5%	8.4%	✓
Depreciation and amortization of computer software	$730 – $750 million	$732 million	✓
Depreciation and amortization of internally developed software	$580 – $600 million	$585 million	✓
Amortization of acquired software	Approximately $150 million	$147 million	✓
Interest expense	$125 – $145 million	$125 million	✓
Effective tax rate on adjusted earnings[2][3]	Approximately 18%	17.9%	✓

"Big 3" Segments[2]	2024 Updated Outlook	2024 Actual Performance (Before currency)[1]	
Revenue Growth	Approximately 8.5%	8.4%	✓
Organic revenue growth	Approximately 8.5%	8.7%	✓
Adjusted EBITDA margin	Approximately 43%	42.0%	X

Legend
✓ - Achieved or exceeded updated outlook.
X - Did not meet updated outlook.

1. Our 2024 performance (before currency) was measured in constant currency rates relative to 2023, except for free cash flow which was reflected at actual rates.
2. Non-IFRS financial measures. Refer to Appendices A and B of the management's discussion and analysis included in our 2024 annual report for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.
3. Refer to the "Tax (benefit) expense" section within the "Results of Operations" section of the management's discussion and analysis included in our 2024 annual report for additional information.

Our 2024 performance highlights also included the following:

Significant Investment in Generative AI (GenAI)	In 2024, we remained focused on driving innovation across our portfolio and markets to best serve our customers, demonstrated by our investment in AI now increasing to more than $200 million in 2024. We continued to make progress against our "Build, Partner, Buy" strategy, including launching several new AI product capabilities and making exciting enhancements to CoCounsel, our professional-grade GenAI assistant. In addition, we closed on the strategic acquisitions of Safe Sign Technologies and Materia, which complemented our product roadmap and further accelerated our provision of GenAI tools for professionals.
Returns to Shareholders and Share Performance	In 2024, we returned $1.6 billion to shareholders in dividends and share repurchases. On February 6, 2025 we announced a 10% or $0.22 per share annualized increase in the dividend to $2.38 per common share, representing the 32nd consecutive year of dividend increases and the fourth consecutive 10% increase. In 2024, the total shareholder return of our U.S. and Canadian dollar denominated common shares was approximately 11% and 21%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was lower than the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was lower than the S&P/TSX Composite Index.
Acquisitions and Dispositions	We invested $1.6 billion in strategic acquisitions in 2024 and the first quarter of 2025 to deliver exciting new capabilities for our customers. We acquired Pagero, a global leader in e-invoicing and indirect tax solutions, along with Materia and Safe Sign, both of which provide more specialized tools to our tax and legal customers. By acquiring World Business Media Limited, we brought its products, like The Insurer, into the fold of Reuters Professional. We began 2025 by acquiring SafeSend, a leading cloud-native tax workflow software provider that continues our tax automation strategy and builds upon our 2023 acquisition of SurePrep LLC a US-based leader of 1040 tax automation software and services.
Monetization of LSEG Shares	In 2024, we received gross proceeds of $1.9 billion from the sale of our remaining LSEG shares.

We believe that our compensation program is strongly connected to our ability to achieve success for Thomson Reuters.

✓ **2024 compensation decisions were aligned with our strategic objectives –** During 2024, the HR Committee actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future.

- In 2024, a significant portion of executive pay was at risk and linked to both operational performance and stock price. 90% of our CEO's 2024 target compensation was variable and on average, approximately 79% of the other named executive officers' 2024 target compensation was variable. In March 2024, the HR Committee evaluated the current market position of our named executive officers' compensation and approved increases to the long-term incentive targets for Steve Hasker, Mike Eastwood and Kirsty Roth to better align their pay with the market. Other than these increases, there were no changes to the named executive officers' 2024 base salaries or target annual and long-term incentive awards. The HR Committee's independent advisor (FW Cook) was consulted in connection with this compensation evaluation.

- Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year with metrics based on organic revenues, organic book of business and cash operating income (adjusted EBITDA less accrued capital expenditures). Our 2024 annual incentive plan awards were based 100% on Thomson Reuters' consolidated results. 2024 annual incentive awards funded at approximately 134% of target based on financial performance that exceeded 2024 goals. Payout of our annual incentive awards was determined based on performance against the principles and targets approved at the start of the performance period and no discretionary adjustments to the payout were made.

- We continued to grant PRSUs as part of our long-term incentive awards. PRSUs for the 2022-2024 performance period had a payout of 99% of target, reflecting strong revenue growth over the three-year period and additional investments made to accelerate growth. Payout of those PRSUs was determined based on performance against the principles and targets approved at the start of the performance period and no discretionary adjustments to the payout were made.

✓ **Our compensation program is strongly aligned with shareholder return and value –** In this compensation discussion and analysis section, we provide graphs that show our executive officer compensation over the last five years has been aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓ **We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent –** In 2024, the HR Committee utilized an updated global peer group for executive compensation purposes that reflects our company's size and industries in which we compete. Our global peer group only includes one Canadian company with a common Global Industry Classification System (GICS) code. While we acknowledge that proxy advisors focus on Canadian companies, we believe that they do not provide a fully meaningful or relevant comparison of our competitive market for talent given the particular executive talent pool from which we recruit and the significant differences in industries, businesses and operational strategy between our companies and other Canadian companies with a common GICS code. The HR Committee does, however, use a Canadian peer group for Toronto-based executive officers as a secondary reference point as part of executive compensation benchmarking.

✓ **Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years –** Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a "say on pay" resolution each year at our annual meeting of shareholders. **Over the last five years, approximately 98% of votes have been cast "for" our "say on pay" advisory resolutions.**

✓ **We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs –** The HR Committee's independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. Based on the independent advisor's review, the HR Committee concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

Key 2025 Compensation Developments and Decisions

In March 2025, the HR Committee evaluated the current market position of our named executive officers and approved an increase in base salary and long-term incentive target for Steve Hasker (an increase of 12.9% in target total compensation), an increase in base salary for Raghu Ramanathan (an increase of 1.8% in target total compensation), an increase in long-term incentive target for Mike Eastwood (an increase of 4.8% in target total compensation) and an increase in long-term incentive target for Kirsty Roth (an increase of 5.0% in target total compensation), in each case to better align their pay with the market. Other than these increases, there were no changes to the named executive officers' 2025 base salaries or target annual and long-term incentive awards.

No changes were made to financial performance metrics and weightings for 2025 annual and long-term incentive awards. The HR Committee established challenging performance goals for 2025 annual and long-term incentive awards in line with our annual and long-term objectives.

2025 annual incentive awards for our named executive officers are weighted 1/3 each on organic revenue growth, organic book of business and adjusted EBITDA less accrued capital expenditures performance. All metrics are based on Thomson Reuters consolidated performance, which the HR Committee believes promotes teamwork and enables more enterprise collaboration. To further increase the link between pay for performance, we continue to embed strategic priorities into individual performance evaluations for 2025 awards to increase and formalize the linkage between participants' impact on our strategic priorities and their award decisions. The CEO and his direct reports have the following strategic priorities embedded in their 2025 performance assessments:

- *AI Transformation goal* – building AI capabilities, enhancing productivity and innovation, and supporting the Thomson Reuters growth strategy for customers and colleagues;

- *Talent goals* – building a world-class talent and a high performance, engaged culture in which team members understand their role, know their performance and objectives deliver impact; and

- Contribution to specified shared priorities.

2025 long-term incentive awards for our named executive officers are split among 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs granted for the 2025-2027 performance period are weighted 50% each on average organic revenue growth and average free cash flow per share performance. The HR Committee believes that organic revenue growth over a multi-year period complements the same metric as reflected in 2025 annual incentive awards and aligns to the company's strategic priorities. The HR Committee also believes that including a component of TRSUs in long-term awards balances the award mix and supports retention, while still promoting a performance culture in the organization.

The HR Committee believes that the 2025 compensation program continues to align executive pay with the company's annual and long-term strategic and financial performance objectives.

Our 2024 Compensation Program

The HR Committee of the Board structured our 2024 compensation program in a way that was consistent with our strategic objectives. A named executive officer's total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	2024 Measures	Form	Purpose
Base salary	Payments made throughout the year at an established rate.	Fixed	Individual performance, role, responsibilities and experience.	Cash	Provides predictable amount of fixed income as short-term compensation.
Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company performance against objective financial targets established at the beginning of the year and subject to adjustment based on individual performance.	Performance-based	Organic revenue growth (1/3). Adjusted EBITDA less accrued capital expenditures (1/3). Organic "book of business" based on annualized contract value (ACV) (1/3). To drive further differentiation for performance, improve leader accountability, and support simplicity and transparency, payouts may be adjusted based on individual performance.	Cash	Focuses executives on our financial goals and objectives for the year.
Long-term incentive award	Grants of: • PRSUs (50%) that vest after completion of a three-year period, dependent on company performance against multi-year objective financial targets; • TRSUs (25%) that vest at the same time as PRSUs; and • Stock options (25%) with an exercise price equal to the closing price of our shares on the NYSE* on the trading day immediately preceding the date of the grant; options are subject to time vesting conditions	Primarily performance-based	Organic revenue growth (50% of PRSU financial metrics). Free cash flow per share (50% of PRSU financial metrics). Value tied to share price performance.	Equity	Commits executives to delivering on our financial goals over the long term. Strongly links their pay to our share price and supports retention objectives. Helps retain critical talent and recognize superior performance. Aligns their interests to shareholder interests.
Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental.			Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors. None of our named executive officers have supplemental executive retirement plans (SERPs).
Perquisites and other personal benefits	Limited and includes executive physicals and tax and financial planning assistance.			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives.

* As of February 25, 2025, our common shares are listed on the Nasdaq.

Our Process for Designing and Determining Executive Compensation


HR Committee's Compensation Consultant
CONSULTS
HR Committee
responsible for our executive compensation programs and practices
REPORTS
Board of Directors
Oversees executive compensation program and practices
REPORTS
ELECT
Shareholders
have a say on pay
REPORT
Chief People Officer and HR Team
responsible for our strategies and policies and ensuring alignment between Thomson Reuters executive and non-executive compensation programs

HR Committee

The HR Committee's responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee's key responsibilities is approving compensation arrangements for the CEO and other executive officers. The Board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee's obligations to the Board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the Board and corporate governance.

Management

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources, Finance and Legal departments regularly attend HR Committee meetings. Throughout the year, management provides recommendations to the HR Committee on a wide range of compensation matters.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. A majority of the HR Committee's members are independent directors and certain representatives of Woodbridge on the Board serve as non-independent directors or attend the meetings of the HR Committee as a guest from time to time.

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or "in-camera", with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is reflective of emerging best practice corporate governance principles.

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management outside the scope of the HR Committee's purview would require the HR Committee's prior approval. In 2024 and 2023, we paid FW Cook the following fees:

	2024	2023	Percentage of total fees
Executive compensation-related fees	$219,410	$172,778	100%
All other fees	$ –	$ –	–
Total annual fees	$219,410	$172,778	100%

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and Nasdaq rules require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee once again considered them in March 2025 in relation to FW Cook. The six factors considered by the HR Committee were:

1. The provision of other services to Thomson Reuters by the firm;

2. The amount of fees received from Thomson Reuters by the firm as a percentage of the total revenue of the firm;

3. The policies and procedures of the firm that are designed to prevent conflicts of interest;

4. Any business or personal relationship of the advisor with a member of the HR Committee;

5. Any stock of Thomson Reuters owned by the advisor; and

6. Any business or personal relationship of the advisor or firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

Our Key Compensation Principles

-   **Pay for performance is the foundation of our executive compensation program**
-   **Incentive performance goals are linked to key measures of our company's performance and strategy**
-   **Our executives should accumulate and retain equity in our company to align their interests with our shareholders**
-   **We provide competitive compensation opportunities**
-   **Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking**

Below, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

"PAY FOR PERFORMANCE" IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION PROGRAM

We believe that tying a significant component of pay to our company's achievement of specific financial performance goals and changes in our share price motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown below, approximately 90% of Steve Hasker's 2024 target annualized compensation was variable, which included approximately 69% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. On average, approximately 79% of the 2024 target annualized compensation for our other named executives was variable, which included approximately 53% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. Target annual compensation for our named executive officers excludes a special TRSU award granted to Raghu Ramanathan when he joined the company.



As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive's ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive's level of operational/financial responsibility. The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY'S PERFORMANCE AND STRATEGY

Annual incentive awards

The HR Committee sets performance goals for our annual incentive awards that focus on superior performance, considering current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy. Annual incentive awards are designed to incentivize individual performance and drive accountability for results. An executive's annual incentive award opportunity is expressed as a percentage of base salary.

The following table sets forth annual incentive award payouts as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Additional information about 2024 annual incentive award targets and performance is provided later in this compensation discussion and analysis. We also discuss each named executive officer's actual 2024 annual incentive award payout later in this compensation discussion and analysis.





Long-term incentive awards

An executive's long-term incentive award opportunity is also expressed as a percentage of base salary, and an executive's percentage may be higher or lower for a particular year based on future potential and past performance. In addition, our long-term incentive awards are designed to optimally balance alignment with key drivers of total shareholder return, accountability for longer-term results and overall executive retention. Financial performance measures reflected in PRSUs granted as long-term incentive awards complement measures in annual incentive awards.

The following table sets forth payouts for our PRSU awards as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. No PRSUs were granted for the 2018-2020 performance period due to complexities associated with determining consolidated company performance for PRSUs as a result of the sale of our former Financial & Risk business.



Average payout = 116%

	2018-2020	2019-2021	2020-2022	2021-2023	2022-2024
Payout	No PRSUs were granted	109%	88%	169%	99%

Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments (outside of the design principles discussed above, which operate mechanically without discretion) to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets.

In 2024, no discretionary adjustments were made in determining 2024 annual incentive awards or to any outstanding PRSU awards.

Non-IFRS financial measures

Most of the financial metrics that we use in our annual and long-term incentive awards described in this circular are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the "Additional Information – Non-IFRS Financial Measures" section of this circular for more information about our non-IFRS financial measures.

OUR EXECUTIVES SHOULD ACCUMULATE AND RETAIN EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs, TRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives through the vesting requirements, which are over a period of years. From time to time, we also grant off-cycle TRSUs or PRSUs on a highly selective basis to high-performing executives in connection with promotions and for retention and recognition of high potential, superior performance and contributions to the company.

Through our share ownership guidelines, our CEO (Steve Hasker) and other executive officers are required to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive officers must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested PRSUs and TRSUs and vested/unvested stock options do not count toward the guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a "once met, always met" standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Steve Hasker and Mike Eastwood each became subject to share ownership guidelines in March 2020. Raghu Ramanathan became subject to share ownership guidelines in February 2024, Kirsty Roth in August 2020 and Paul Bascobert in September 2022. The following table shows the share ownership guidelines for our named executive officers, as well as their actual share ownership, based on the closing price of our shares on the Nasdaq on April 11, 2025. The table also shows the value of actual ownership and unvested RSUs. While unvested RSUs do not count towards the guidelines, they are reflective of awards that are scheduled to vest in the next few years.



WE PROVIDE COMPETITIVE COMPENSATION OPPORTUNITIES

The HR Committee utilizes independent market surveys and peer group data to provide an appropriate benchmark for competitive comparisons of executive pay levels and design structure, company performance and aggregate equity practices. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group.

On an annual basis, the HR Committee evaluates each named executive officer's compensation and compares each element (e.g., base salary, annual incentive and long-term incentive) and their total direct compensation (TDC), which consists of base salary, target annual incentive award value, target long-term incentive award value and the annualized value of any special grants that are outstanding. This TDC is compared for each named executive officer against compensation peer group data, as discussed below, to both understand the competitive level of an individual's pay as well to make decisions on each person's future competitive compensation position.

Market data is one of several data points used by the HR Committee for setting compensation. While the HR Committee does not target a specific competitive level of pay, the HR Committee does consider the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making. The HR Committee also considers differences between the scope and criticality of the role at Thomson Reuters and at peers, internal equity and retention risk.

In March 2024, the HR Committee evaluated the current market position of our named executive officers' compensation and approved increases to the long-term incentive targets for Steve Hasker, Mike Eastwood and Kirsty Roth to better align their pay with the market. FW Cook was consulted in connection with this compensation evaluation. Other than these increases, there were no changes to the named executive officers' base salaries or target annual and long-term incentive awards.

The HR Committee conducts periodic reviews of the peer groups to ensure that they continue to reflect Thomson Reuters' business strategy. In June 2024, after a thorough review, the HR Committee approved the addition of two companies to the global peer group in order to maintain a robust peer group after the deletion of two companies, IHS Markit Ltd. (following its merger with S&P Global Inc.) and Nielsen Holdings (following its go-private transaction). As part of this process, the HR Committee's independent compensation consultant reviewed the peer group and identified two additional companies to maintain a global peer sample of 17 companies and the HR Committee approved the addition of FactSet Research Systems Inc. and MSCI Inc., both of which are comparably-sized business information services companies, to the global peer group. As part of this review, the HR Committee reviewed the Canadian peer group and determined the peer group continued to be appropriate and no changes were made.

The companies in our current global peer group are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Our global peer group is a primary reference point considering the global nature of our business and the global market for executive talent. Although we believe our company is somewhat unique in terms of its business operations serving professionals across legal, tax, audit, accounting, compliance, government, and media, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Many of these other companies, like Thomson Reuters, also have significant global operations.

When the global peer group was updated in 2024, companies in that peer group had revenues in their last four quarters ranging from approximately $5.3 billion at the 25th percentile to approximately $11.7 billion at the 75th percentile, with a median of approximately $6.8 billion, compared to Thomson Reuters' 2023 revenues of approximately $6.8 billion. Compared to the updated global peer group, Thomson Reuters' revenues are at the median and market cap is at the 75th percentile. The 17 companies in our current global peer group consist of:

Automatic Data Processing Inc.	Gartner Inc.	RELX PLC
CGI Group Inc.	The Interpublic Group of Companies, Inc.	S&P Global Inc.
eBay Inc.	Intuit Inc.	TransUnion LLC
Equifax Inc.	Moody's Corp.	Verisk Analytics, Inc.
Experian Plc	MSCI Inc.	Wolters Kluwer NV
FactSet Research Systems Inc.	Omnicom Group Inc.	

For compensation benchmarking of the CEO, CFO and other executive officers based in Toronto, the HR Committee also utilizes a separate Canadian peer group as a secondary reference point. When the Canadian peer group was reviewed in June 2024, companies in that peer group had revenues in their last four quarters ranging from approximately $7.1 billion at the 25th percentile to approximately $21.7 billion at the 75th percentile, with a median of approximately $14.6 billion. Compared to the Canadian peer group, Thomson Reuters ranked near the 25th percentile in revenue and near the 75th percentile in market capitalization. The 17 companies in our Canadian peer group include Bank of Montreal, The Bank of Nova Scotia, BCE Inc., Canadian Imperial Bank of Commerce, CGI Group Inc., Cogeco Communications Inc., Constellation Software Inc., Intact Financial Corporation, National Bank of Canada, Open Text Corporation, Quebecor Inc., Rogers Communications Inc., Royal Bank of Canada, Shopify Inc., Stantec Inc., TELUS Communications Inc. and The Toronto-Dominion Bank.

The HR Committee also reviews compensation for executive officers based in the United States and Switzerland with data from their relevant local talent market.

OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company's overall business strategy. The HR Committee assesses compensation risk on an annual basis as part of its oversight of our executive compensation program to determine if it creates a potential material risk for Thomson Reuters. In March 2025, FW Cook provided the HR Committee with a risk assessment of the Thomson Reuters compensation program for executive officers. As part of its assessment, FW Cook reviewed our compensation structure and key attributes of our compensation program for executive officers for the purpose of identifying potential sources of risk. Based on its review, FW Cook was of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our senior executive compensation programs do not incentivize our executives to take unnecessary or excessive risks for the reasons described below.

What we do

✓ The HR Committee is comprised of a majority of **independent directors** and it uses an **independent executive compensation consultant** to assess our executive compensation programs;

✓ Most of an executive's compensation is comprised of **longer-term performance opportunities** with less emphasis on shorter-term performance opportunities;

✓ The **base salary** component of each executive's compensation is **fixed**;

✓ Our **HR Committee annually reviews and determines award design** and there are **principles and processes with management** for approving design changes and performance goals;

✓ The HR Committee reviews **performance criteria** for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are in alignment with the company's strategic objectives;

✓ Our incentive awards utilize a number of **different financial performance measures** and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓ Our annual incentive awards and PRSUs issued as part of long-term incentive awards have **caps for the maximum potential payouts**;

✓ Our **HR Committee has authority** to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate to reflect the quality of results;

✓ We have robust **share ownership guidelines** for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓ We have two **clawback policies** which permit us to seek reimbursement from the CEO and all other executives officers in certain circumstances.

What we don't do

X **Executive officers are prohibited from hedging or pledging** company shares (as further discussed later in this compensation discussion and analysis section);

X **We don't offer single trigger change of control rights or excise tax gross-up payments;**

X **We don't guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;**

X **We don't guarantee increases to base salaries or target incentive award opportunities;**

X **We don't reprice stock options, grant reload stock options or "spring load" equity awards to enable recipients to benefit from the release of confidential information;**

X **We don't include unvested TRSUs or PRSUs or vested/unvested stock options in the calculation of share ownership guidelines; and**

X **We don't offer excessive perquisites.**

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

For more information about risks that we believe are material to our company, please see the "Risk Factors" section of our 2024 annual report, which is available on our website at **www.thomsonreuters.com**, as well as on **www.sedarplus.ca** and **www.sec.gov**.

2024 Compensation

In 2024, the HR Committee reviewed and approved the compensation for our named executive officers.

- In connection with determining 2024 compensation packages for our CEO and CFO, the Chair of the HR Committee consulted with the HR Committee's independent compensation consultant and our Chief People Officer, Mary Alice Vuicic.

- Our CEO initially made recommendations to the HR Committee regarding the proposed 2024 compensation arrangements for our executive officers (other than the CEO). Steve Hasker and Mary Alice Vuicic considered each individual's actual performance during the prior year, the competitiveness of each individual's compensation, and external compensation trends and developments. Management also provided the HR Committee with its recommendations for structuring 2024 annual and long-term incentive awards. In making recommendations to the HR Committee, management proposed a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management.

- As part of its analysis and decision-making process, the HR Committee received a summary of performance assessments for our named executive officers. The HR Committee also received executive pay comparisons to assess proposed arrangements between individual executives and against applicable market position. This information included base salary, annual incentive award (target as a percentage of salary), long-term incentive award (target as a percentage of salary) and target total direct compensation for each individual.

- Following its review of the information mentioned above and using its own judgment, the HR Committee recommended 2024 compensation arrangements for each executive officer to the Board, which made the final approval decisions for these arrangements.

Additional information about each named executive officer's individual 2024 compensation arrangement and individual performance during the year is provided later in this section.

Base Salary

Base salary is typically determined annually by reference to an executive's individual performance and experience and our company's financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes the CEO's base salary and considers any increases to the base salaries of our other named executive officers based on the CEO's recommendations for each individual. In addition to the considerations described above, the HR Committee also reviews any applicable merit increase guidelines established for our employees.

In March 2024, the HR Committee evaluated the current market position of our named executive officers' compensation and decided not to make any changes to base salaries for our named executive officers in 2024. Base salaries for each of our named executive officers are described later in this section of the circular. FW Cook was consulted in connection with this compensation evaluation.

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company's actual financial performance compared to our annual operating plan for the year and an assessment of individual performance against key strategic objectives.

Each named executive officer's annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive's position and responsibilities as well as competitive considerations identified through compensation benchmarking.

In the fourth quarter of 2023, senior executives from our businesses met with our CEO, CFO and other corporate executives to discuss the 2024 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our Board of Directors then met with senior management in the first quarter of 2024 to review, discuss and approve the final version of the plan.

After meeting with management in the first quarter of 2024, the HR Committee decided that 2024 annual incentive awards for our named executive officers would continue to be weighted as follows based 100% on Thomson Reuters' consolidated results. We believe that a bonus pool funded based on total Thomson Reuters performance promotes teamwork and enables enterprise collaboration.

Financial metrics	Rationale for financial metric
	$^1/_3$ **organic revenue growth** We use organic revenues because it measures growth of our existing businesses at constant currency (or excluding the effects of currency), and excludes the distortive impacts of acquisitions and dispositions from not owning a business in both comparable periods. Organic revenues are generated from the sale of products and services, including recurring revenues (subscriptions), transactions revenues (volume-based fees, software licenses, and professional service fees), and Print revenues. This performance metric is important to us because it serves as a measure of our ability to grow our business over the long term.
	$^1/_3$ **adjusted EBITDA less accrued capital expenditures** We use adjusted EBITDA less accrued capital expenditures (referred to internally as "cash OI") because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized. This performance metric is important to us because we focus on spending and investing in ways that are designed to enable our long-term growth potential.
	$^1/_3$ **organic "book of business" or ACV** We use organic book of business because it is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months. This performance metric is important to us because increasing customer relationships that generate recurring revenue and maximizing customer retention are key strategic goals for driving growth.

The HR Committee believes that these shorter term financial metrics complement metrics reflected in long-term incentive awards and that the addition of an individual performance adjustment tied to strategic objectives provides the appropriate balance between delivering financial results and focusing on key business and functional priorities that position the organization for long-term success.

Potential payouts for 2024 annual incentive awards ranged from 0% to 200% of the target award depending on financial performance against the goals set by the HR Committee at the beginning of the year.

As part of the HR Committee's design principles for 2024 annual incentive awards, targets and actual results were evaluated on a constant currency basis. In addition, in determining performance, guiding principles approved by the HR Committee for annual incentive awards contemplated adjustments for:

- Acquisitions and disposals not in our company's 2024 operating plan;

- One-time charges (above a specified financial threshold) that were not foreseen in the 2024 operating plan and where the related savings are outside of the plan period;
- Extraordinary events which were outside of management's control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions); and
- Changes in accounting practices to make figures comparable to the original 2024 operating plan.

In January 2025, the HR Committee determined the extent to which our 2024 annual performance targets were met by comparing our unaudited financial results to our performance goals. 2024 results were evaluated using foreign currency exchange rates that were used to prepare our 2024 annual operating plan. This has been a longstanding policy that has consistently been applied to our annual incentive awards.

The following table sets forth information regarding our 2024 minimum, target, maximum and actual performance for the three financial metrics reflected in annual incentive awards granted to our named executive officers, which had a payout of approximately 134% of target. After factoring in the 2024 payout, our five-year average payout is 119% of target.

Full-year 2024 actual results for organic revenue, adjusted EBITDA less accrued capital expenditures and organic book of business were slightly higher than 2024 target. For 2024 awards, performance for organic revenue growth and adjusted EBITDA less accrued capital expenditures had to be above threshold in order for participants to earn a payout. In addition, if organic revenues or adjusted EBITDA less accrued capital expenditures results did not achieve an applicable minimum growth hurdle, payout for the other metric was capped at 100%.



Performance Metrics (in billions of dollars)	Minimum performance (0%)	Target performance (100%)	Maximum performance (200%)	Weight	Payout Percentage	Total Thomson Reuters performance
Organic Revenue	$6.79	$7.27 / $7.19	$7.34	33.3%	153%	
Adjusted EBITDA less capital expenditures	$1.86	$2.16 / $2.11	$2.28	33.3%	129%	**134%**
Organic "book of business" or ACV	$5.37	$5.83 / $5.82	$5.90	33.3%	121%	

In 2024, Thomson Reuters achieved 7% organic revenue growth. Organic revenue growth benefited from recurring and transactions revenues. The actual performance results indicated in the table above are not directly comparable to similar financial measures that we disclose in our 2024 annual report because they are based on our internal operating plan.

We believe that annual incentive awards are most effective when they are meaningful and clearly differentiate based on individual contributions to business results. As a result, annual incentive award payouts for our named executive officers (other than the CEO) are subject to adjustment based on individual performance and their payouts may be higher or lower than the funded percentage based on an assessment of their individual financial and strategic results and demonstration of Thomson Reuters mindsets and behaviors. To further increase the link between pay for performance, the HR Committee embedded strategic priorities into individual performance evaluations for 2024 awards to increase and formalize the linkage between participants' impact on our strategic priorities and their award decisions.

The CEO and his direct reports had the following strategic priorities embedded in their 2024 performance assessments:

- *AI Transformation* – building AI capabilities, enhancing productivity and innovation, and supporting the Thomson Reuters growth strategy for customers and colleagues;
- *Talent goals* – building a world-class talent and a high performance, engaged culture in which team members understand their role, know their performance and objectives deliver impact; and
- Contribution to specified shared priorities.

For 2024 annual incentive award payouts to the named executive officers (other than the CEO), Steve Hasker initially assessed each individual's performance and provided recommendations to the HR Committee. In March 2025, the HR Committee approved individual annual incentive award payouts to each of our named executive officers, which are discussed later in this compensation discussion and analysis.

Long-term Incentive Awards

Each named executive officer's long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive's position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer's target from year to year based on an assessment of the executive's prior-year performance and expected contribution to future financial and strategic results. In March 2024, the HR Committee evaluated the current market position of our named executive officers' compensation and approved an increase to Steve Hasker's long-term incentive target, Mike Eastwood's long-term incentive target and Kirsty Roth's long-term incentive target to better align their pay with the market. There were no changes to the other named executive officers' long-term incentive awards.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

In 2024, we divided long-term incentive award values for our named executive officers among 50% PRSUs, 25% TRSUs and 25% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, is financially efficient, strongly drives executive outcomes with the company's strategic and business objectives and promotes retention of key talent. The value of PRSUs, TRSUs and stock options is dependent on our company's share price.

The table below sets forth information regarding long-term incentive awards that recently vested in March 2025 and long-term incentive awards that are outstanding as of the date of this circular.

Performance Period	Long-Term Incentive Awards – Executive Officers	Vesting Date (RSUs)	Expiration Date (stock options)
2022-2024	50% PRSUs, 25% TRSUs, 25% stock options	March 2025	March 2032
2023-2025	50% PRSUs, 25% TRSUs, 25% stock options	March 2026	March 2033
2024-2026	50% PRSUs, 25% TRSUs, 25% stock options	March 2027	March 2034
2025-2027	50% PRSUs, 25% TRSUs, 25% stock options	March 2028	March 2035

In determining the size of PRSU, TRSU and stock option grants, the HR Committee initially established a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determined the value of PRSUs, TRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants for our executive officers, the HR Committee generally takes into account the target compensation and other factors such as individual performance and contributions, an individual's criticality to the company and retention considerations. Key talent ratings and holding power are also considered to support decision making.

PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong "line of sight" between controllable performance and realizable compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

When long-term incentive awards include PRSUs, the HR Committee sets targets that align with realistic expected growth rates over the three-year performance period in our operating plan. Similar to annual incentive awards, in general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be challenging, yet realistic and achievable. For PRSUs granted for the 2024-2026 period, the HR Committee selected three-year average organic revenue growth and free cash flow per share as the performance metrics to focus participants on the key drivers of long-term shareholder value creation. The financial performance goals for PRSUs granted in 2024 were weighted 50% each as they were equally important to our long-term objectives.



Financial metrics

Free cash flow per share performance

Organic Revenue growth performance

Rationale for financial metric

50% organic revenue growth
We believe that measuring organic revenue growth over a multi-year period complements the same metric measured on an annual basis in the 2024 annual incentive awards and is aligned to the company's strategic priorities. For more information about organic revenue growth and our rationale for including the financial metric in 2024 annual and long-term incentive awards, please see the "Annual Incentive Awards" discussion above.

50% free cash flow per share
Free cash flow per share is a measure of our operating performance because it helps us assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common share dividends and fund share repurchases and acquisitions. We define free cash flow as net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant. PRSUs had a vesting range of 0% to 200% after the end of the performance period, depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are subject to the same performance adjustment as the underlying award when the underlying shares are distributed.

2024-2026 targets for organic revenue growth and free cash flow per share are based on three-year averages for each metric and contemplate increases each year for both metrics during the performance period.

As part of the HR Committee's design principles for PRSU awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles for long-term incentive awards contemplate adjustments for:

- Acquisitions and disposals not in our company's operating plan and resulting in adjustments greater than a specified amount;
- One-time charges that were not foreseen in the operating plan and where the related savings are outside of the plan period;
- The impact of any share repurchases that were in excess of buyback amounts reflected in the original operating plan;
- Extraordinary events which were outside of management's control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);
- The impact of foreign exchange on the PRSU payout in excess of 5%;
- Changes in accounting practices to make figures comparable to the original operating plan; and
- Tax expense on adjusted earnings and cash tax differences in excess of 5% of targets (positive or negative).

In addition, as PRSU terms do not expressly account for abnormally high currency volatility, the HR Committee uses a constant currency methodology for all PRSU grants. Using this methodology, performance is measured at actual foreign currency rates within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best measures management performance.

As previously mentioned, PRSUs for the 2022-2024 performance period had a payout of 99% of target. For plan purposes, organic revenue growth had an average annual growth rate of 6.0% during the performance period compared to a target of 5.7%. Free cash flow per share for plan purposes had an average of $3.52 during the performance period compared to a target of $3.67.

The following table sets forth information regarding our minimum, target, maximum and actual performance for the two financial metrics reflected in PRSUs granted to our named executive officers in 2022 for the three-year performance period ended December 31, 2024. These PRSU awards utilized average performance for organic revenue growth and free cash flow per share for the three-year period. The 2022-2024 targets for organic revenue growth and free cash flow per share contemplated increases each year for both metrics during the performance period. The results below are not directly comparable to similar financial measures that we disclose in our 2024 annual report because they are based on our internal operating plan.



Performance Metrics (in billions of dollars)	Minimum performance (35%)	Target performance (100%)	Maximum performance (200%)	Weight	Payout Percentage	Total Thomson Reuters performance
Organic revenue growth	2.4%	6.0% / 5.7%	7.6%	50.0%	114%	99%
Free cash flow per share	$3.05	$3.52 / $3.67	$4.03	50.0%	84%	

Stock options

All options granted in 2024 vest 25% per year over four years. The exercise prices for options granted were equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant. The expiration date for options granted in 2024 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company's share price, options do not contain additional performance goals.

In determining the number of options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2024, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of options to be granted.

TRSUs

2024 long-term incentive awards included a component of TRSUs to promote retention. These TRSUs are scheduled to vest in 2027, subject to award terms and conditions.

While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation.

In 2024, Raghu Ramanathan received a sign-on TRSU grant in connection with joining our company to replace compensation forfeited at his prior employer.

2024 Named Executive Officer Compensation and Key Accomplishments

The following section provides information about 2024 performance and compensation for our named executive officers. The tables in this section help show how we pay for performance. In the tables below, compensation figures reflect target total direct compensation as at the end of 2024 as opposed to actual compensation received for 2024 (as described in the summary compensation table).



Steve Hasker
President and Chief Executive Officer

Steve Hasker has been President and Chief Executive Officer and a director of our company since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Advisor to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, Steve was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen's President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master's in international affairs from Columbia University. Steve is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants.

2024 Performance

Under Steve's leadership in 2024:

- We met or exceeded key 2024 financial targets including organic revenue growth, adjusted EBITDA margin and free cash flow, positioning the organization to invest in its future. We successfully advanced on our 'Build, Partner, Buy' strategy with focus and speed. Our investments in AI grew meaningfully to more than $200 million in 2024.

- We made significant progress in AI innovation in alignment with our product vision shared at our 2024 Investor Day. Notable product launches featuring AI capabilities included CoCounsel 2.0, CoCounsel Drafting and Checkpoint Edge with CoCounsel.

- We invested strategically in acquisitions, including Pagero, The Insurer, Safe Sign and Materia, deepening our focus on content-enabled technology.

- We achieved significant progress in enhancing shareholder value by completing the monetization of our LSEG stake in May and repurchased $639 million of our shares. On February 6, 2025, we announced a 10% or $0.22 per share annualized increase in our dividend to $2.38 per common share, representing the 32nd consecutive year of dividend increases, and the fourth consecutive 10% increase.

2024 Target Compensation

	Target Total Direct Compensation (2024)			Fixed	Variable
	C$	US$	% of base salary		
Base salary	1,495,000	1,090,101	–	10%	
Annual incentive award	2,990,000	2,180,202	200%	–	21%
Long-term incentive awards	10,091,250	7,358,183	675%	–	69%
Total	14,576,250	10,628,487	–	10%	90%

Base salary: Steve's base salary was unchanged in 2024.

Annual incentive award: Steve's 2024 annual incentive award had a payout of 134% of target based on financial performance.

Long-term incentive awards: Steve's long-term incentive award was increased from 600% to 675% of his base salary to better align his pay with the market. Steve's 2024 award grant (based on 2023 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.



Mike Eastwood
Chief Financial Officer

Mike Eastwood has been Chief Financial Officer of Thomson Reuters since March 2020. Mike joined Thomson in 1998 and has had several senior finance roles. Mike was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mike was also previously Chief Financial Officer of the company's former Intellectual Property & Science business (which was sold in 2016). Mike received a BSA in Accounting from East Carolina University and an MBA from the University of North Carolina.

2024 Performance

Under Mike's leadership in 2024:

- In 2024, our revenue performance exceeded the revenue targets set out in our full-year 2024 outlook. Revenues increased 7% in total, in constant currency and on an organic basis, compared to the prior year. Revenues for our "Big 3" segments increased 8% in total and in constant currency, and 9% on an organic basis.

- Adjusted EBITDA, which excludes the gains or losses on sales of businesses, depreciation, computer software amortization and other adjustments, increased 4% compared to the prior year. Adjusted EBITDA margin of 38.2% was in line with our updated 2024 outlook. The adjusted EBITDA margin of our "Big 3" segments was 42.1% in 2024 compared to 43.8% in 2023.

- In 2024, we generated net cash from operating activities of $2.5 billion and achieved our 2024 outlook with $1.8 billion of free cash flow. We acquired Pagero, which boosted our indirect tax workflow automation solutions for our Corporates customers, as well as Safe Sign Technologies and Materia both of which onboarded key talent and are expected to accelerate our GenAI roadmap. In the Reuters News segment, we acquired The Insurer, which adds subscription professional content focused on the insurance industry. Additionally, we completed the sale of FindLaw and certain other non-core businesses. We also received $1.9 billion of gross proceeds from the sale of our remaining LSEG shares.

- We returned $1.6 billion to shareholders in dividends and share repurchases in 2024. On February 6, 2025, we announced a 10% or $0.22 per share annualized increase in our dividend to $2.38 per common share, representing the 32nd consecutive year of dividend increases, and the fourth consecutive 10% increase. Our capital capacity and liquidity remain a key asset to support further acquisitions and drive returns to shareholders.

2024 Target Compensation

	Target Total Direct Compensation (2024)			Fixed	Variable
	C$	US$	% of base salary		
Base salary	950,000	692,706	–	19%	–
Annual incentive award	1,187,500	865,883	125%	–	24%
Long-term incentive awards	2,850,000	2,078,119	300%	–	57%
Total	4,987,500	3,636,709	–	19%	81%

Base salary: Mike's base salary was unchanged in 2024.

Annual incentive award: Mike's 2024 annual incentive award had a payout of 134% of target based on financial and individual performance.

Long-term incentive awards: Mike's long-term incentive award was increased from 250% to 300% of his base salary to better align his pay with the market. Mike's 2024 award grant (based on 2023 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.



Ragunath (Raghu) Ramanathan
President, Legal Professionals

Raghu Ramanathan has been President, Legal Professionals since February 2024. Prior to joining Thomson Reuters in February 2024, Raghu held several roles with SAP from August 2004 to February 2024, including most recently as their Chief Revenue Officer of SAP Business Technology Platform from February 2021 to February 2024 and Global Chief Operating Officer, SAP Business Technology Platform from April 2019 to February 2021. Raghu is a Trustee on the Thomson Reuters Foundation Board and currently serves on the board of directors of Syniti, a global leader in enterprise data management. He holds a bachelor's degree in engineering from Coimbatore Institute of Technology in India and an MBA from the Indian Institute of Management in Ahmedabad. Raghu is based in New York, New York, United States.

2024 Performance

Under Raghu's leadership in 2024:

- Revenues for the Legal Professionals segment closed the year at $2.9 billion and grew 7% organically, with Thomson Reuters also establishing itself as a leader in the legal AI market. This growth was led by continuous innovation in our research and workflow products, powered by leading-edge technologies, including GenAI, and was primarily driven by Westlaw, CoCounsel, Practical Law and international expansion.

- We completed the successful integration of Casetext and the divestiture of FindLaw to streamline our operations and allow us to focus on our growth opportunities with our core customers.

- We successfully launched CoCounsel 2.0, a major update offering faster results with improved connectivity to customers' documents. Additionally, CoCounsel 2.0 delivers deeper integrations with our solutions led by Westlaw and Practical Law. We released multiple GenAI skills across our legal products, most notably in Westlaw, Practical Law and CoCounsel Core. We also debuted CoCounsel Drafting and expanded our GenAI footprint globally to Australia, Canada and the United Kingdom.

- Building on long-standing, trusted relationships with our customers, we significantly invested in a Customer Success program to enhance customer experience through a proactive, end-to-end approach. This drove deeper engagement and significantly increased the number of lawyers leveraging our newer technologies including our AI solutions.

2024 Target Compensation

	Target Total Direct Compensation (2024)		Fixed	Variable
	US$	% of base salary		
Base salary	550,000	–	21%	–
Annual incentive award	687,500	125%	–	26%
Long-term incentive awards	1,375,000	250%	–	53%
Total	2,612,500	–	21%	79%

Base salary: Raghu joined our company with a base salary of $550,000 and he received a pro-rated amount during the time he worked at Thomson Reuters in 2024.

Annual incentive award: Raghu's 2024 annual incentive award had a payout of 134% of target based on financial and individual performance.

Long-term incentive awards: Raghu's 2024 award grant was split between 50% PRSUs, 25% TRSUs and 25% stock options.

New hire sign-on awards: In 2024, we granted Raghu 7,659 TRSUs (for a grant date value of $1,200,000) when he joined the company to replace compensation forfeited at his prior employer. As these TRSUs are not part of Raghu's regular annual compensation, they are not reflected in the table above. Raghu's TRSUs vested 50% on December 10, 2024 and the remaining 50% will vest on December 10, 2025. We also provided Raghu with a $1,050,000 cash sign-on bonus subject to repayment if he were to voluntarily leave the company within his first 12 months.



Kirsty Roth
Chief Operations and Technology Officer

Kirsty Roth has been Chief Operations and Technology Officer since August 2020. Prior to joining Thomson Reuters, Kirsty was Global Head of Operations and a Group General Manager for HSBC from May 2016 to August 2020. Before that, Kirsty was Chief Operating Officer for Finance, Operations and IT at Credit Suisse from 2011 to 2016 and a Consulting Partner with Deloitte from 2001 to 2011. Kirsty has been nominated for election to the supervisory board of Deutsche Bank AG at its annual meeting of shareholders to be held on May 22, 2025. Kirsty received a bachelor's degree in Chemistry from the University of Bristol.

2024 Performance

Under Kirsty's leadership in 2024:

• We accelerated the pace of new feature deployment across the product portfolio, investing more than $200 million in AI and releasing several new AI capabilities across CoCounsel, Westlaw, Practical Law, and Checkpoint.

• We grew our labs team by 35%, developing our own models and strengthened our partnerships with key LLM providers to deliver industry-leading GenAI product experiences. We also continued to leverage the strength of AI internally, rolling out internal AI tooling such as GitHub Copilot, Microsoft Copilot, and other SaaS solutions. Our internal platform, Open Arena, has reached over 19,000 users year-to-date.

• We improved service year-over-year, including the Average Speed of Answer and First Call Resolution (leading to record Customer Satisfaction), we improved the availability and stability of our core products, and furthered our cloud-first strategy by completing our multi-year Cloud Conversion Program.

• We successfully managed 8 (still active) integrations from acquisitions made over the past two years (SurePrep, Imagen, Casetext, Westlaw Japan, World Business Media, Pagero, Safe Sign, Materia).

2024 Target Compensation

	Target Total Direct Compensation (2024)			Fixed	Variable
	CHF	US$	% of base salary		
Base salary	685,000	777,382	–	20%	–
Annual incentive award	856,250	971,727	125%	–	25%
Long-term incentive awards	1,883,750	2,137,800	275%	–	55%
Total	3,425,000	3,886,908	–	20%	80%

Base salary: Kirsty's base salary was unchanged in 2024.

Annual incentive award: Kirsty's 2024 annual incentive award had a payout of 134% of target based on financial and individual performance.

Long-term incentive awards: Kirsty's long-term incentive award was increased from 250% to 275% of her base salary to better align her pay with the market. Kirsty's 2024 award grant (based on 2023 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.



Paul Bascobert
President, Reuters News

Paul Bascobert has been President of Reuters News since September 2022. Prior to joining Thomson Reuters in September 2022, he was the CEO of Blue Ocean Acquisition Corp, a special purpose acquisition company focused on media, marketplace and tech platform businesses from April 2021 to September 2022. Prior to that, he was CEO of Gannett Co., Inc from August 2019 to July 2020. Paul served as President of XO Group, a U.S. based media and technology company from September 2016 to May 2019 and prior to that served as President of Yodle Inc. from May 2014 to September 2016. Paul also served as President of Bloomberg Businessweek and Head of Business Operations for the newly created Bloomberg Media Group from December 2009 to May 2014, as well as Senior Vice President of Operations and then Chief Marketing Officer at Dow Jones from January 2006 to December 2009. Paul has a degree in electrical engineering from Kettering University and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania and is a member of the Council on Foreign Relations.

2024 Performance

Under Paul's leadership in 2024:

- Reuters News closed the year with revenues at $832 million, representing 6.0% organic growth compared to 2023 and the segment met or exceeded revenue, EBITDA and sales targets.
- Reuters developed GenAI news production and reporting tools, created and used in accordance with the Thomson Reuters Trust Principles. Reuters also introduced new technologies that enabled it to keep a strong competitive edge on publishing speed for corporate earnings, non-earnings corporate releases and economic indicators.
- The Reuters News Agency business signed additional AI deals, launched Reuters Unified Marketplace and finalized the Imagen integration.
- Reuters launched digital subscriptions for Reuters.com and the Reuters app. Reuters acquired World Business Media in Q1, its first entry into the subscription news verticals market.
- Reuters received more than 170 journalism award honors, including two Pulitzer Prize winners, a George Polk Award, two World Press Photo Awards, two Royal Television Society Awards and four Overseas Press Club Awards.

2024 Target Compensation

	Target Total Direct Compensation (2024)		Fixed	Variable
	US$	% of base salary		
Base salary	750,000	–	24%	–
Annual incentive award	937,500	125%	–	29%
Long-term incentive awards	1,500,000	200%	–	47%
Total	3,187,500	–	24%	76%

Base salary: Paul's base salary was unchanged in 2024.

Annual incentive award: Paul's 2024 annual incentive award had a payout of 134% of target based on financial and individual performance.

Long-term incentive awards: Paul's 2024 award grant (based on 2023 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Additional Information

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information about retirement and other pension benefits provided to each named executive officer, please see the "Pension and Other Retirement Benefits" subsection of the "Executive Compensation" section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2024 consisted of:

- **Executive physicals** – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.
- **Tax and financial planning assistance** – this benefit allows our named executive officers to utilize the services of a professional advisor who is familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to work with one advisor.

We offer a package of expatriate benefits to all employees on a company-initiated long-term assignment to a foreign location. These benefits are typically provided in our industry when companies ask their executives to work outside of their home country. Standard benefits for our executives include a housing allowance (if home sale assistance is not provided), a cost of living allowance for relocations between certain countries, health and welfare benefits, shipping and storage costs, tax equalization, tax preparation services and an annual home leave. None of our named executive officers are expatriates.

Insurance Policies

Our company provides life insurance to certain employees.

Our Canadian employees are provided with life insurance coverage equal to 1.5 times their base salary up to C$1,000,000. Employees may increase this coverage at their expense. Steve Hasker and Mike Eastwood are eligible for this benefit.

Our U.S. employees are provided with group life insurance in the amount of their base salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Raghu Ramanathan and Paul Bascobert are eligible for this benefit.

Under the Swiss cash balance pension plan described in the Defined Benefit Pension Plans section of this circular, our Swiss employees are provided with lump sum death in service benefit equal to 2.0 times their base salary. In addition, and where applicable, there is a spouse or partner pension payable to the beneficiary which is equal to 60% of the disability pension available under the plan and an orphan's pension payable to the beneficiary equal to 20% of the disability pension available under the plan. Kirsty Roth is eligible for this benefit.

Termination Benefits

Each of our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the "Termination Benefits" subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive's income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for annual and off-cycle awards. The following describes our current policy.

Annual grants of long-term incentive awards are typically approved at the Board's meeting in March of each year.

Under the equity grant policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO's approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the 10th day of each month.

New hire awards are made on the 10th day of the month following the month in which the grantee commenced employment with Thomson Reuters.

If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the 10th day of the month following the month when the closed period ended, or when we are no longer in possession of material nonpublic information.

If the 10th day of the month is not a business day, then the applicable award is made on the next business day that follows the 10th.

We do not backdate or spring-load stock option grants.

Clawback Policies

We have two clawback policies. Our Incentive-Based Compensation Clawback Policy (Financial Restatement) (the Financial Restatement Clawback Policy) is designed to comply with Section 10D of the Securities Exchange Act of 1934 and the Nasdaq listing standards. Under the Financial Restatement Clawback Policy, in the event of an accounting restatement due to our material noncompliance with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct a material error in previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (Materially Non-Compliant Financial Statements), Thomson Reuters must recover erroneously awarded performance-based compensation previously paid to our executive officers in accordance with the terms of the Financial Restatement Clawback Policy. Furthermore, under the Financial Restatement Clawback Policy, Thomson Reuters is prohibited from indemnifying any executive officer or former executive officer against the loss of erroneously awarded performance-based compensation and from paying or reimbursing an executive officer for purchasing insurance to cover any such loss. A copy of our Financial Restatement Clawback Policy is attached as an exhibit to our annual report.

Our Incentive-Based Compensation Clawback Policy (Wrongful Acts) permits us to seek recoupment of incentive-based compensation, including TRSUs and PRSUs from our executive officers and certain other members of our management team in circumstances where such individuals engaged in wrongful acts such as theft, fraud, a violation of our Code of Business Conduct and Ethics or such other serious misconduct that results in harm to Thomson Reuters, including conduct that results in a Materially Non-Compliant Financial Statement.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at **www.sedi.ca**. Our directors and executive officers are exempt from reporting their transactions with the SEC as our company is a foreign private issuer for SEC purposes.

Our directors and executive officers are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type include, but not are limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the TSX in Canadian dollars and on the Nasdaq in U.S. dollars under the symbol "TRI". On February 25, 2025, we transferred our U.S. stock exchange listing to the Nasdaq. Prior to that date our common shares were listed on the NYSE.

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.



	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Thomson Reuters Corporation (TRI-T)	100	114	169	175	231	279
S&P/TSX Composite Index	100	106	132	124	139	169

Cumulative Value of a US$100 Investment



	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Thomson Reuters Corporation (TRI-N)	100	117	173	168	226	252
S&P 500 Composite Index	100	118	152	125	158	197

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2020 to December 31, 2024), the total shareholder return of our U.S. and Canadian dollar denominated common shares was approximately 152% and 179%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was higher than the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was higher than the S&P/TSX Composite Index.

The graph below reflects named executive officer compensation based on amounts reflected in the Summary Compensation Table in this year's circular and in prior year circulars. Amounts for new hires or those new in role are not annualized. For 2020, the data excludes our former CEO and CFO to provide a comparison of compensation earned by five named executive officers for each year.

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.



CEO Compensation Lookback

The table below compares compensation awarded to Steve Hasker in 2020 (when he joined Thomson Reuters), 2021, 2022, 2023 and 2024 with the value of that compensation that has been realized or is realizable as of December 31, 2024. The value of realized compensation for each year includes base salary, the annual incentive award paid for the year and the value of vested RSUs and stock options. Vested RSUs are valued based on the market price at vesting and company performance in the case of performance awards. Vested stock options are valued based on the Black-Scholes value at vesting. Realizable compensation represents the value of unvested RSU and stock option awards based on the closing stock price on December 31, 2024. The value of realizable compensation is tied to future stock price and company performance until vested. The table also shows the realized and realizable value to the CEO for each $100 of compensation awarded each year, then the cumulative shareholder return per $100 invested in our common shares and in the S&P 500 Composite Index over the same period. These values are indexed at $100 to provide a more meaningful comparison.

Year Awarded	Period	Target total direct compensation	Realized and Realizable value as of December 31, 2024	Ratio of Realized and Realizable value as of December 31, 2024 to target total direct compensation (multiplied by $100)	Value of $100 (as of December 31, 2024)	
					Thomson Reuters shareholders	S&P 500 Composite
2020	3/15/20 to 12/31/20	$9,502,741	$19,931,771	$210	$178	$134
2021	1/1/21 to 12/31/21	$10,033,225	$25,336,084	$253	$215	$167
2022	1/1/22 to 12/31/22	$9,949,668	$17,250,957	$173	$146	$130
2023	1/1/23 to 12/31/23	$9,949,052	$12,662,728	$127	$150	$158
2024	1/1/24 to 12/31/24	$10,923,355	$10,116,246	$93	$112	$125

Cost of Management Ratio

The table below shows the cost of management ratio, which is reflected as total compensation reported for our top five most highly compensated named executive officers in the Summary Compensation Table for the last five years as a percentage of adjusted EBITDA. It excludes our former CEO and CFO for 2020 in order to provide a comparison of the cost of management ratio related to five named executive officers for each year. The cost of management ratio is affected by foreign exchange rates, the named executive officers each year and our adjusted EBITDA performance.

	2020	2021	2022	2023	2024
Total compensation reported for the NEOs	$24,177,124	$28,288,239	$24,658,798	$24,022,203	$29,020,711
Adjusted EBITDA	$1,975,000,000	$1,970,000,000	$2,329,000,000	$2,678,000,000	$2,779,000,000
Cost of management ratio	1.22%	1.44%	1.16%	0.90%	1.04%

Executive Compensation

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of compensation realizable by our named executive officers.

Name and principal position	Year	Salary ($)[1]	Share-based awards ($)[2]	Option-based awards ($)[3]	Non-equity incentive plan compensation ($) Annual incentive plans[4]	Pension value ($)[5]	All other compensation ($)[6]	Total compensation ($)
Steve Hasker President and Chief Executive Officer	**2024**	**1,090,101**	**5,739,767**	**1,913,285**	**2,921,471**	**–**	**182,100**	**11,846,724**
	2023	1,109,576	4,965,256	1,655,068	2,174,769	–	170,317	10,074,986
	2022	1,146,685	4,882,230	1,627,382	2,752,044	–	176,060	10,584,401
Mike Eastwood Chief Financial Officer	**2024**	**692,706**	**1,621,347**	**540,374**	**1,160,283**	**–**	**107,908**	**4,122,618**
	2023	700,507	1,280,134	426,687	858,121	–	109,137	3,374,586
	2022	709,487	1,235,832	411,925	1,064,231	–	110,316	3,531,791
Raghu Ramanathan President, Legal Professionals	**2024**	**474,863**	**2,231,498**	**343,766**	**795,396**	**–**	**1,299,662**	**5,145,185**
	2023	–	–	–	–	–	–	–
	2022	–	–	–	–	–	–	–
Kirsty Roth Chief Operations and Technology Officer	**2024**	**777,382**	**1,678,787**	**559,550**	**1,302,114**	**192,051**	**6,515**	**4,516,399**
	2023	764,982	1,388,335	462,759	937,103	125,499	360	3,679,038
	2022	716,038	1,389,138	463,028	1,074,056	149,799	6,037	3,798,096
Paul Bascobert President, Reuters News	**2024**	**750,000**	**1,125,103**	**375,008**	**1,256,250**	**–**	**75,475**	**3,581,836**
	2023	750,000	1,125,095	375,007	918,750	–	40,124	3,208,976
	2022	213,699	300,028	–	320,548	–	10,082	844,357

1   Steve Hasker's and Mike Eastwood's 2024, 2023, and 2022 compensation was paid in Canadian dollars and amounts in the table have been translated to U.S. dollars. Kirsty Roth's 2024, 2023, and 2022 compensation was paid in Swiss francs and amounts in the table have been translated to U.S. dollars. Raghu Ramanathan joined the company in February 2024 and Paul Bascobert joined the company in September 2022. 2024 base salary information for Raghu Ramanathan and 2022 base salary information for Paul Bascobert reflect amounts earned from their respective start dates at our company through year-end.

2   Share-based awards reflect the grant date fair value of RSUs granted as long-term incentive awards in 2024, 2023 and 2022. The grant date fair value of all 2024, 2023 and 2022 awards were based on the closing price of our common shares on the NYSE on the date prior to the grant date. PRSUs are valued assuming target performance. In addition to the annual grant, in March 2024, Raghu Ramanathan received a one-time TRSU award to replace forfeited compensation at his prior employer. Additional information about our long-term incentive awards is provided in the "Compensation Discussion and Analysis" section of this circular.

3   For options granted in 2024, 2023 and 2022, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. The grant date fair value of stock options granted in 2024, 2023 and 2022 was essentially the same as the accounting fair value of those stock options. Additional information is provided in note 26 of our 2024 annual consolidated financial statements, which is included in our 2024 annual report. The following table provides additional information, including assumptions and key estimates, about options granted to named executive officers in the last three years.

Grant Date	Expected Life (in years)	Exercise/Market Price	Risk-free Rate	Volatility	Dividend Yield	Black-Scholes Valuation	Black-Scholes Ratio
March 6, 2024	5.0	$156.94	4.23%	22.62%	1.77%	$ 35.91	22.88%
May 10, 2023	5.0	$123.39	3.57%	22.26%	2.08%	$25.22	20.44%
March 1, 2023	5.0	$ 121.03	4.23%	21.95%	2.08%	$25.97	21.46%
March 2, 2022	5.0	$102.00	1.64%	21.26%	2.39%	$15.69	15.38%
March 3, 2021	5.0	$ 88.87	0.80%	20.82%	2.77%	$ 11.37	12.79%

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2024 is set forth in the "Incentive Plan Awards" subsection that follows later in this circular.

4 Annual cash incentive payouts are with respect to performance during 2024, 2023 and 2022. Payouts were made in the first quarter of 2025, 2024 and 2023, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the "Compensation Discussion and Analysis" section of this circular.

5 Pension value represents the compensatory portion of the change in the accrued defined benefit pension obligation. Additional information is provided in the "Pension and Other Retirement Benefits" section of this circular.

6 All other compensation for 2024 for our named executive officers also includes the following perquisites:

- For Steve Hasker, a supplemental retirement plan allocation of $163,515;
- For Mike Eastwood, a supplemental retirement plan allocation of $103,906;
- For Raghu Ramanathan, a supplemental retirement plan allocation of $22,740, a gross up value of $199,242 associated with standard relocation expenses and a cash sign-on bonus of $1,050,000 to replace compensation forfeited at his prior employer;
- For Kirsty Roth, financial planning of $1,748 and executive physical of $4,766; and
- For Paul Bascobert, a supplemental retirement plan allocation of $37,500 and the cost of a spouse's attendance at a company event (valued at $18,714 and an associated gross up value of $12,635).

For additional information regarding the supplemental retirement plan allocations, please see the "Pension and Other Retirement Benefits" section of this circular.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within "All other compensation" as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Steve Hasker does not receive additional compensation for serving on our Board of Directors.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2024. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2024 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2024. PRSU awards may or may not pay out, depending on our company's performance against targets. For more information regarding these awards, please see the "Compensation Discussion and Analysis" section of this circular.

	Option-Based Awards				Share-Based Awards		
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Steve Hasker	234,956	75.96	3/4/2030	19,834,986	128,778	$20,653,416	–
	141,911	88.87	3/3/2031	10,148,056			
	103,721	102.00	3/2/2032	6,055,232			
	63,730	121.03	3/1/2033	2,507,776			
	53,280	156.94	3/6/2034	183,283			
Mike Eastwood	8,980	88.87	3/3/2031	642,160	33,875	5,432,873	–
	13,127	102.00	3/2/2032	766,354			
	12,323	121.03	3/1/2033	484,910			
	15,048	156.94	3/6/2034	51,765			
Raghu Ramanathan	9,573	156.94	3/6/2034	32,931	10,502	$ 1,684,311	–
Kirsty Roth	18,889	88.87	3/3/2031	1,350,752	36,723	$ 5,889,635	–
	22,134	102.00	3/2/2032	1,292,183			
	17,819	121.03	3/1/2033	701,178			
	15,582	156.94	3/6/2034	53,602			
Paul Bascobert	14,440	121.03	3/1/2033	568,214	16,757	$ 2,687,488	–
	10,443	156.94	3/6/2034	35,924			

The closing price of our common shares on December 31, 2024 on the NYSE was $160.38. During 2024, the high and low closing prices for our common shares on the NYSE were $175.79 and $143.31, respectively.

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2024, based on the closing price of our common shares on the NYSE on that day. RSU amounts below include additional units received from notional dividend equivalents. In 2024, we granted the following additional units from notional dividend equivalents to our named executive officers: Steve Hasker – 1,593; Mike Eastwood – 415; Raghu Ramanathan– 133; Kirsty Roth – 448; and Paul Bascobert – 204. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the "Compensation Discussion and Analysis" section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*
Steve Hasker	42,926	85,852	128,778	$20,653,416
Mike Eastwood	11,292	22,583	33,875	$ 5,432,873
Raghu Ramanathan	6,080	4,422	10,502	$ 1,684,311
Kirsty Roth	12,241	24,482	36,723	$ 5,889,635
Paul Bascobert	5,586	11,171	16,757	$ 2,687,488

* Assumes vesting of PRSUs at the target amount (100%).

Incentive Plan Awards – Value Vested or Earned in 2024

The following table sets forth information regarding incentive plan awards that vested or were earned in 2024. The dollar value of share-based awards (PRSUs and TRSUs) reflects the number of units vested multiplied by the closing price of our common shares on the NYSE on the vesting date. The dollar value of vested options reflects the difference between the closing price of our common shares on the NYSE on the vesting date and the exercise price of the applicable options. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2024. For more information regarding these awards, please see the "Compensation Discussion and Analysis" section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Steve Hasker	9,134,364	13,074,057	2,921,471
Mike Eastwood	2,317,826	3,309,606	1,160,283
Raghu Ramanathan	0	657,197	795,396
Kirsty Roth	1,202,825	3,480,712	1,302,114
Paul Bascobert	128,733	244,943	1,256,250

Stock Options – Exercises in 2024

As indicated in the table below, Mike Eastwood was the only named executive officer who exercised stock options in 2024.

Name	Exercise date	Grant date	Number of options	Exercise price	Sale Price	Gain
Mike Eastwood	March 13, 2024	March 4, 2020	14,906	$ 75.96	$158.51	$1,230,490
	March 13, 2024	March 3, 2021	8,980	$ 88.87	$158.51	$ 625,367
	March 13, 2024	March 2, 2022	13,127	$102.00	$158.51	$ 741,807
	March 13, 2024	March 1, 2023	4,107	$ 121.03	$158.51	$ 153,930

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the "Description of Equity Compensation and Other Plans" section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
Stock options	1,212,980	US$102.10	–
TRSUs	794,846	N/A[1]	–
PRSUs	570,033	N/A[1]	–
Total	2,577,859	–	7,678,633
Equity compensation plans not approved by security holders	–	–	–
Total	2,577,859	–	7,676,633

1   Unlike stock options, RSUs do not have an applicable exercise price.

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:
- Stock incentive plan;
- Deferred compensation plan; and
- Employee stock purchase plans.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Chief Legal Officer and Company Secretary, 19 Duncan Street, Toronto, Ontario M5H 3H1, Canada.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our director compensation plan is described in the "About Our Directors – Director Compensation and Share Ownership" section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Defined Benefit Pension Plans

Steve Hasker, Raghu Ramanathan and Paul Bascobert do not participate in a defined benefit pension plan.

Thomson Reuters has a broad based, U.S. defined benefit pension plan which has been closed to new participants since 2006. Mike Eastwood participated in the plan through April 2019. In 2020, we announced that we froze benefit accruals in the plan for participating employees effective as of January 1, 2023. The plan is funded by one of our wholly owned U.S. subsidiaries and is qualified under U.S. federal income tax laws.

Kirsty Roth participates in a Swiss cash balance pension plan. Participating employees contribute up to 10% of their insured (pensionable) salary and the company contributes 17% of the employee's insured (pensionable) salary. The maximum pensionable salary is CHF 860,400.

The following table sets forth information related to our two named executive officers who participate or participated in a defined benefit pension plan.

Name	Number of years credited service (#)[1]	Annual benefits payable ($)[2]		Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non-compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]
		At year end	At age 65				
Mike Eastwood	13.58	58,000	58,000	491,000	–	-16,000	475,000
Kirsty Roth	4.33	60,997	237,938	804,387	192,051	174,909	1,171,345

1   Kirsty Roth has 4.33 years of credited service with Thomson Reuters for her pension plan benefit and an additional 6.0 years of credit service that she earned while participating in a prior employer's pension plan and which was transferred into the Thomson Reuters plan during 2021. The table above only reflects amounts earned by Kirsty at Thomson Reuters.

2   Annual benefits payable at year-end represent the estimated pension earned for all service up to December 31, 2022 for the pension plan and Retirement Plus Plan. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date and are payable on a single life annuity benefit. Since the plans were frozen effective December 31, 2022, the benefits payable at age 65 are the same as the benefits payable at year-end.

3   For Mike Eastwood, the accrued obligation, as of December 31, 2023 represents the estimated value of the projected pension benefit from the pension plan and Retirement Plus plan, earned for all service through December 31, 2022 (the pension freeze date). The key assumptions include a discount rate of 5.10% and the Pri 2012 mortality table with MP2021 generational improvement scale. For Kirsty Roth, the amount is based on December 31, 2023, IAS 19, *Employee Benefits* reporting assumptions. The key assumptions are a discount rate of 1.50%, a rate of compensation increase of 2.25%, a cash balance interest crediting rate of 3.30%, and the BVG 2020 mortality with CMI mortality improvements including a long-term rate of 1.50% per year. Value is based on benefits earned during employment with Thomson Reuters, not including amounts transferred in from prior employers.

4   The amount shown above includes service cost (with interest to end of year) plus plan changes and differences between actual and estimated earnings. For Kirsty Roth, the compensatory change reflects the present value of the company contribution of CHF 112,502, projected until retirement at a growth rate of 3.30% and discounted back to current age at a rate of 0.75% and other actuarial assumptions in accordance with IAS, *Employee Benefits*; as well as the change in the present value of her benefits due to a plan change adopted during 2024 which increased the retirement age under the plan from age 62 to age 65.

5   For Mike Eastwood, the amount shown above includes the interest cost on the accrued obligation, and the impact of the change in discount rate from 5.10% to 5.65%. For Kirsty Roth, the amount shown includes interest on the opening present value of the defined benefit obligation, the impact of the change in discount rate from 1.50% to 0.75% and the value of the member's contributions into the plan during the year.

6   For Mike Eastwood, the accrued obligation as of December 31, 2024 represents the estimated value of the projected pension benefit from the pension plan and Retirement Plus plan, earned for all service through December 31, 2022. The key assumptions include a discount rate of 5.65% and the Pri2012 mortality table with MP2021 generational improvement scale. For Kirsty Roth, the amount is based on December 31, 2024 IAS 19, *Employee Benefits* reporting assumptions. The key assumptions are a discount rate of 0.75%, a rate of compensation increase of 2.25%, a cash balance interest crediting rate of 3.30%, and the BVG 2020 mortality with CMI mortality improvements including a long-term rate of 1.50% per year. Value is based on benefits earned during employment with Thomson Reuters, not including amounts transferred in from prior employers.

Defined Contribution Plans

Steve Hasker and Mike Eastwood participate in a Canadian defined contribution pension plan (DCPP). Our company contributes 15% of each of their base salary to their individual DCPP account, up to the Canada Income Tax Act (ITA) contribution limit (C$32,490 in 2024). Once the ITA limit is reached, the 15% allocation continues in a Supplemental Retirement Plan (SRP), where a notional account is tracked and held in the executive's name. There is no cap to the dollar value that can be allocated to the SRP. In 2024, Steve and Mike received SRP allocations of C$191,760 and C$110,010, respectively. The following table sets forth information related to Steve and Mike's participation in the DCPP and SRP.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)[1]
Steve Hasker	677,518	163,515	960,887
Mike Eastwood	494,057	103,906	683,429

1   End of year balances reflect losses due to investment performance.

Raghu Ramanathan and Paul Bascobert participate in a 401(k) retirement savings plan, which provides for company matching contributions to amounts contributed to the plan in 2024. Participating employees can contribute up to 50% of their eligible compensation on a combined before-tax or after-tax basis. All employees (including Raghu Ramanathan and Paul Bascobert) receive company matching contributions equal to 100% of the first 5% of eligible compensation that they contributed. The maximum before-tax and/or Roth 401(k) contribution that could be made by each of Raghu Ramanathan and Paul Bascobert in 2024 (including age 50+ catch-up contributions) was $30,500.

Retirement Plus Plans

We provide a supplemental benefit to Steve Hasker and Mike Eastwood through an SRP, as discussed above.

We provide a supplemental benefit to Raghu Ramanathan and Paul Bascobert through a "retirement plus" plan which is an unfunded, non-qualified defined benefit plan. Under this benefit, we provide allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS). In 2024, the IRS compensation limit was $345,000. As a result, Raghu Ramanathan and Paul Bascobert received an allocation of $5,490 and $20,250, respectively, in 2024 under this plan. Amounts under this plan are paid from our general assets. Mike Eastwood ceased participating in that plan at the end of April 2019 and has not received allocations to that plan since that time.

SERPs

None of our executive officers has a supplemental executive retirement plan (SERP).

Termination Benefits

Potential Payments upon Termination

Our change in control benefits for named executive officers require a "double trigger". We do not gross up taxes related to termination and no severance is provided for terminations for cause.

Agreements with Named Executive Officers

We have entered into an agreement with Steve Hasker that relates to potential payments to him upon termination of employment. The discussion below is qualified by the summary of that agreement which is provided later in this section.

Severance payments

Each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

Annual incentive awards

Pursuant to award terms and conditions, 2025 annual incentive awards would be treated as follows in the event of termination. As discussed later in this section, we simplified our treatment of retirement by reflecting one definition for annual incentive awards in 2022 and 2023.

Termination Event	Award Treatment
Voluntary termination	Forfeited if this occurs on or prior to February 28, 2026, subject to applicable law.
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	If this occurs between January 1, 2025 and December 31, 2025, an award payout will be made to the executive that is pro-rated through the date of termination based on the executive's target award and modified by the business performance for the 2025 performance period. Payment will be made in or about March 2026 following the completion of the 2025 performance period.
Sale of the executive's business or Change of Control of Thomson Reuters	Thomson Reuters may (without the consent of the executive) assign all or part of its award payment obligation to make payments under the annual incentive plan or for a third party purchaser to substitute a substantially similar award for the executive and other participants whose business is being acquired or if a Change of Control occurs.
Retirement	Forfeited, if this occurs between January 1, 2025 and June 30, 2025. If this occurs between July 1, 2025 and December 31, 2025, an award payout will be made that is pro-rated through the date of termination based on the executive's target award and modified by business performance for the 2025 performance period. Payment will be made in or about March 2026 following the completion of the 2025 performance period.
Disability or Death	Forfeited, if this occurs between January 1, 2025 and June 30, 2025. If this occurs between July 1, 2025 and December 31, 2025, an award payout will be made that is pro-rated through the date of termination based on the executive's target award. Payment will be made as soon as administratively practicable following the occurrence of the event.

If an executive's employment is terminated for any reason other than voluntary termination, for poor performance or for Cause (i) between January 1, 2026 and February 28, 2026 but before award payouts are made, an award payout based on the executive's target award, modified by business performance for the 2025 performance period, will be made on the payment date in 2026; and (ii) between March 1, 2026 and the payment date in 2026, an award payout based on the executive's target award, modified by the business and individual performance for the 2025 performance period, will be made on the payment date in 2026.

Equity-based awards

The tables below set forth the treatment of stock options, TRSUs and PRSUs in the event of termination. As discussed later in this section, we simplified our treatment of retirement by reflecting one definition in options granted in 2022 and after. Options granted prior to 2022 reflected separate definitions for "Early Retirement" and "Normal Retirement" (which are discussed below).

Stock options

Pursuant to award terms and conditions, stock options granted in 2022, 2023 and 2024 would be treated as follows in the event of termination:

Termination Event	Vested Options	Unvested Options	Exercise Period
Voluntary termination	Remain exercisable	Forfeited	The earlier of 3 months from the termination date or the grant expiration date.
Involuntary termination for poor performance or for Cause	Forfeited	Forfeited	N/A
Involuntary termination not for poor performance or without Cause	Remain exercisable	One additional vesting period (standard vesting is 25% in each of the first four years of the award) is accelerated and exercisable upon termination and the remaining unvested options are forfeited.	The earlier of 3 months from the termination date or the grant expiration date.
Sale of the holder's business	Remain exercisable	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested options.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming options or substituting similar awards)	Remain exercisable	Fully vested upon a "double trigger" (involuntary termination not for poor performance or without Cause within two years following a Change of Control (as described below)); otherwise, the options continue to vest on the original vesting date(s) subject to continuous employment.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.
Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Retirement or expiration of the options. Options outstanding for less than 7 years: 7 years from the grant date.
Disability	Remain exercisable	Fully vested	The earlier of 1 year from the Disability date or the grant expiration date
Death	Remain exercisable	Fully vested	The earlier of 1 year from the date of Death or the grant expiration date

TRSUs

Pursuant to award terms and conditions, TRSUs would be treated as follows in the event of termination:

Termination Event	Unvested TRSUs
Voluntary termination	Forfeited
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days from the grant date to the termination date). Vesting would occur on the termination date. The remaining TRSUs would be forfeited.
Sale of the holder's business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested TRSUs.
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming TRSUs or substituting similar awards)	Fully vested upon a "double trigger" (involuntary termination not for poor performance or without Cause within two years following a Change of Control); otherwise, the TRSUs would become vested on the scheduled vesting date(s), subject to continuous employment.
Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.
Disability	Fully vested
Death	Fully vested

PRSUs

Pursuant to award terms and conditions, PRSUs would be treated as follows in the event of termination:

Termination Event	Unvested PRSUs
Voluntary termination	Forfeited
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s). The remaining PRSUs would be forfeited.
Sale of the holder's business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested PRSUs.
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming PRSUs or substituting similar awards)	If a Change of Control occurs during first two years of the three year performance period, PRSUs will be converted to TRSUs at 100% of target performance and become vested on the original vesting date.
	If a Change of Control occurs during year three of the three year performance period, PRSUs will be converted to TRSUs based on estimated performance and become vested on the original vesting date.
	"Double trigger"—if a holder ceases to be an employee as a result of involuntary termination not for poor performance or without Cause within two years following a Change of Control, then all of the holder's outstanding TRSUs (which were converted from PRSUs at the time of the Change of Control) shall become fully vested on the date that the holder ceased to be an employee.
Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.
Disability	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).
Death	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Retirement

As noted above, we simplified our treatment of retirement by reflecting one definition in options granted in 2022 and after. Options granted prior to 2022 reflected separate definitions for "Early Retirement" and "Normal Retirement". These definitions are subject to any existing or additional statutory requirements or prescribed definitions that may be set forth by local laws in jurisdictions where awards have been granted and which would take precedence.

Awards granted in 2022 and after	**Retirement** means retirement from active employment on or after attaining (a) age 65 or (b) age 60 or more and the combination of an employee's age and years of credited service with Thomson Reuters is equal to 65 or more. For purposes of section (b) of this definition, partial years will be counted solely to determine whether an employee satisfies the total of 65 or more, but will not be rounded.
Awards granted prior to 2022	**Early Retirement** means age 60; provided that employees in the United States (the 50 states and the District of Columbia) must have at least 5 years of credited service. **Normal Retirement** means age 65 for employees without supplemental executive retirement plans (SERPs) and age 62 and at least 10 years of credited service for employees with SERPs.

Pursuant to award terms and conditions, stock options granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Vested Options	Unvested Options	Exercise Period
Normal Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Normal Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Normal Retirement or expiration of the options. Options outstanding for less than 7 years: 7 years from the grant date.
Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement; provided that the options have been outstanding for at least six months when Early Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	The earlier of 1 year from the Early Retirement date or the grant expiration date.

Change of Control

A "Change of Control" for purposes of our incentive plan awards would occur in the following circumstances: (i) all or substantially all of the assets of our company are sold, assigned or transferred other than to a subsidiary; (ii) a change in a majority of our Board members; (iii) 50% or more of our company's outstanding voting securities are acquired by someone other than Woodbridge; or (iv) a going private transaction results in Woodbridge owning more than 50% of our company's outstanding voting securities.

The Change of Control treatment described in the tables above is based on the surviving, successor or acquiring company assuming our outstanding incentive plan awards or substituting similar options or awards for our outstanding incentive plan awards. If the surviving, successor or acquiring company does not assume our outstanding incentive plan awards or substitute similar options or awards for our outstanding incentive plan awards, or our Board otherwise determines, our incentive plan awards will generally vest.

In the event of a Change of Control, our Board also has the power to (i) modify the terms of our annual incentive awards as it considers fair and appropriate to participants; (ii) modify the terms of our annual incentive awards to assist participation in the actual or potential Change of Control event; or (iii) terminate annual incentive awards not exercised or settled following the Change of Control.

Pension and benefits

Each named executive officer would be entitled to outplacement and continuation of generally available health and welfare benefits during the applicable period following termination. In addition, an executive may be eligible for continuation of supplemental benefits such as executive physicals, tax, and financial planning.

Other terms and conditions

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits. Each named executive officer has agreed to a set of restrictive covenants (e.g., non-compete, non-solicit, non-disparagement and confidentiality obligations) as part of PRSU, TRSU and/or stock option award terms and conditions.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive's age, the circumstances of termination and any changes to our benefit arrangements and policies.

Agreement with Steve Hasker

We agreed with Steve Hasker that at least six months prior to the fifth anniversary of Steve becoming a Canadian tax resident (referred to as the "Departure Tax Trigger Date"), our company and Steve will undertake to analyze the impact to him of tax that may be levied by Canada Revenue Agency on the deemed disposition of certain types of assets when a person emigrates from Canada if his employment were to terminate with Thomson Reuters following the Departure Tax Trigger Date and he were to relocate back to the United States or to any other jurisdiction outside of Canada. Prior to a date which is 30 days prior to the Departure Tax Trigger Date, our company will choose, after good faith consultation with Steve, a commercially reasonable step to deal with the impact to him of the Canadian departure tax at no net cost to him. Such a step may include relocating Steve's primary place of employment to any of Thomson Reuters' offices in Ann Arbor, Dallas, Minneapolis-St. Paul or New York City (with such choice of location to be the subject of consultation with Steve, but ultimately within Thomson Reuters' sole discretion taking into account the best interests of our company). Any such relocation shall not constitute "Good Reason" for purposes of Steve's employment agreement with our company.

Estimated incremental values

Each named executive officer may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that could be available to each named executive officer upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table. The amounts in the table assume that the named executive officer left our company on December 31, 2024. The closing price of our common shares on the NYSE on that date was $160.38.

	Involuntary Termination without Cause	Early Retirement	Involuntary termination for Cause or voluntary resignation	Resignation for good reason	Death or Disability	Qualifying "double trigger" termination following a Change of Control[1]
Steve Hasker						
Severance	$ 2,180,202	–	–	–	–	$ 2,180,202
Equity-based compensation[2]	–	–	–	$1,396,100	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$2,240,202	$0	$0	$1,396,100	$30,000	$ 2,180,202
Mike Eastwood						
Severance	$ 1,385,413	–	–	–	–	$ 1,385,413
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$ 1,445,413	$0	$0	$ 0	$30,000	$ 1,385,413
Raghu Ramanathan						
Severance	$ 1,100,000	–	–	–	–	$ 1,100,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$ 1,160,000	$0	$0	$ 0	$30,000	$ 1,100,000
Kirsty Roth						
Severance	$ 1,554,763	–	–	–	–	$ 1,554,763
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$ 1,614,763	$0	$0	$ 0	$30,000	$ 1,554,763
Paul Bascobert						
Severance	$1,500,000	–	–	–	–	$1,500,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$ 60,000	–	–	–	$30,000	–
Total	$1,560,000	$0	$0	$ 0	$30,000	$1,500,000

1 Payable upon a "double trigger" (involuntary termination not for poor performance or without Cause within two years following a Change of Control). Amounts reflected for all named executive officers relate to a Change of Control of Thomson Reuters.

2 We agreed with Steve Hasker that any stock options granted to him in 2020 and 2021 would vest in full in the event of his involuntary termination without cause or his resignation for good reason within 48 months of his start date with our company. This reflects the value of incremental compensation that would have been available to Steve Hasker on December 31, 2024 if this event had occurred from the final tranche of 2021 stock option award that would vest.

Indebtedness of Officers, Directors and Employees

As of April 11, 2025, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. As of April 11, 2025, there was no indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries owing to Thomson Reuters or any of our subsidiaries.

Directors' and Officers' Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the *Business Corporations Act (Ontario)* (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company's request as a director or officer or an individual acting in a similar capacity of another entity, against costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company's request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors' and officers' liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $225 million for each claim and $225 million in the aggregate (including defense costs) and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors' and officers' liability insurance are currently approximately $1.8 million.

Additional Information

Non-IFRS Financial Measures

This circular includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, adjusted EBITDA less accrued capital expenditures and the related margin, free cash flow, adjusted EPS, effective tax rate on adjusted earnings, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the "Big 3" segments. In the "Compensation Discussion and Analysis" section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see Appendices A and B of the Management's Discussion and Analysis (MD&A) section of our 2024 annual report. Our 2024 annual MD&A has been filed on SEDAR+ and EDGAR and applicable reconciliations and disclosures from our 2024 annual MD&A are incorporated by reference in this circular. Additionally, when we use the terms "organic" and "organically", we are referring to our changes in revenues of our existing businesses at constant currency excluding the impacts of acquisitions and dispositions. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

How to Contact the Board

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them by e-mail at **board@thomsonreuters.com** or by mail c/o Norie Campbell, Chief Legal Officer and Company Secretary, Thomson Reuters, 19 Duncan Street, Toronto, Ontario, M5H 3H1, Canada.

2025 Annual Meeting – Questions from Shareholders

At the annual meeting, shareholders in attendance will be provided with an opportunity to submit or ask questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year's meeting in person but have a question, you may e-mail your question to **investor.relations@thomsonreuters.com** prior to the meeting.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Where to find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters for the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to **investor.relations@thomsonreuters.com**. These documents are also available on our website, **www.thomsonreuters.com.**

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, **www.thomsonreuters.com**. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2024 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR+ at **www.sedarplus.ca** and in the United States with the SEC through EDGAR at **www.sec.gov**. A copy of our Corporate Governance Guidelines has been filed on SEDAR+ and EDGAR and is incorporated by reference in this circular.

Under Rule 5615(a)(3) of the Nasdaq listing rules, we are required to disclose any home country practices we follow as a foreign private issuer in lieu of certain Nasdaq corporate governance requirements. Pursuant to Nasdaq Rule 5615(a)(3), Thomson Reuters follows home country practices in lieu of two Nasdaq listing rules. Nasdaq Rule 5635 requires shareholder approval of all "equity compensation plans" and material revisions to these types of plans (with limited exceptions) as well as certain other corporate transactions, including issuances of greater than 20% of our common shares. TSX rules require shareholder approval of security-based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans, and the threshold for shareholder approval of common share issuances is 25% of outstanding common shares. Similar to a number of other Canadian issuers, our company intends to follow the TSX rules in lieu of the shareholder approval requirements of Nasdaq Rule 5635.

Further, Nasdaq Rule 5620(c) requires that the minimum quorum for a shareholder meeting shall be 33-1/3% of the outstanding common shares, whereas Thomson Reuters' by-laws provide that a quorum for a shareholder meeting shall either be: (a) two persons present and each are entitled to vote or (b) the holder of the Thomson Reuters Founders Share. However, if the shareholder meeting includes the consideration of any resolution on which the holder of the Founders Share is entitled to vote, a quorum shall not be present for any purpose unless the holder of the Founders Share is present. Thomson Reuters' quorum requirements comply with the Business Corporations Act (Ontario), and the TSX rules do not contain specific quorum requirements. Over the last five years, at least 90% of our shares have been represented at the annual general meeting.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company to be considered for appointment. The nomination committee assists in scrutinizing candidates' suitability and its members include two persons appointed by the chairman after consultation with the European Court of Human Rights (ECHR). These have historically been judges of the ECHR. Our Board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other directors of the Thomson Reuters Founders Share Company to the nomination committee. Other members are representatives of press associations from the United Kingdom and Australia. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News are also party to an Amended and Restated Reuters Support Agreement governing the relationship between them.

For additional information about the Thomson Reuters Founders Share Company, its directors, the Thomson Reuters Trust Principles, the Founders Share that our company has issued to the Thomson Reuters Founders Share Company and the Amended and Restated Reuters Support Agreement, please see our 2024 annual report.

Additional Director Information

Steve Hasker, our President and Chief Executive Officer and a director of our company, was a director of Global Eagle Entertainment Inc. until May 2020. In July 2020, Global Eagle Entertainment Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Kim Rivera, a director of our company, was a director of Cano Health, Inc. In February 2024, Cano Health, Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Michael Friisdahl, a director nominee of our company, was a director of SAS AB. In July 2022, SAS AB commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Share Repurchases – Normal Course Issuer Bid

We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are typically repurchased under a normal course issuer bid. Between November 3, 2023 and November 2, 2024, our expired normal course issuer bid enabled us to purchase up to 10 million common shares at prevailing market prices in amounts and at times determined by our company. The normal course issuer bid permitted us to purchase shares through the TSX or the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as were permitted by the TSX and/or NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we had received an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. We do not currently have an active normal course issuer bid but may adopt one in the future.

In November 2023, we announced a program to repurchase up to $1.0 billion of our common shares. In May 2024, we completed this program. In 2024, we repurchased approximately 4.1 million shares for $639 million at an average price per share of $156.92 share repurchases under the normal course issuer bid program, which was concluded in 2024. Please see our 2024 annual report for additional information regarding our share repurchases and normal course issuer bid. A copy of the notices of intention related to the normal course issuer bid are available at **www.sedarplus.ca** and **www.sec.gov** and may also be obtained without charge from our Investor Relations Department at the address listed above.

Directors' Approval

The Board of Directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Norie Campbell
Chief Legal Officer & Company Secretary

April 16, 2025

Appendix A – Equity Compensation and Other Plan Information

Stock Incentive Plan	
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company's success and their desire to remain with Thomson Reuters.
Maximum number of shares issuable	69,150,969 shares, representing approximately 15.37% of our total issued and outstanding shares as of year end.
Shares and awards issued in 2024	In 2024, we issued approximately 1.2 million shares under the plan, which represented approximately 0.27% of our total issued and outstanding shares as of year-end. Total awards granted in 2024 represented approximately 0.22% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2024 represented approximately 0.05% and RSUs granted in 2024 represented approximately 0.17%.
Other limits	Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.
	The maximum number of shares that may be issued in respect of RSU awards granted after December 31, 2016 will not exceed 13,503,378 shares.
	The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 5,000,000.
	The number of shares issued to "insiders" and their "associates" within any one-year period under the plan and any other security based compensation arrangement of Thomson Reuters cannot exceed 5% of the aggregate number of our issued and outstanding shares on a non-diluted basis. The maximum number of shares issuable to "insiders", at any time, under the plan and any other share based compensation arrangement of Thomson Reuters cannot exceed 10% of the aggregate number of our issued and outstanding shares on a non-diluted basis.
	The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. We may not issue ISOs under the plan at this time.
	Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.
Types of awards that may be issued	Stock options, stock appreciation rights (SARs), awards of RSUs and other awards of shares based on the value of shares. Through the date of this circular, we have only issued non-qualified stock options and RSUs under this plan. We issue SARs under our separate phantom stock plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the Nasdaq on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.

	As of December 31, 2024
Common shares issued under the plan	58,894,477 [(1)]
Common shares remaining for issuance	10,256,492 (representing approximately 2.28% of our issued and outstanding shares as of year-end)
Stock options and RSUs outstanding	2,577,859 (representing approximately 0.57% of our issued and outstanding shares as of year-end)
Common shares remaining for issuance less outstanding stock options and RSUs	7,678,633 (representing approximately 1.71% of our issued and outstanding shares as of year-end)
Common shares issued and outstanding	450,010,485
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year ended December 31, 2024 of 450,609,712	2.28%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.23%

(1) Of the 58,894,477 common shares reflected as being issued under the plan as of December 31, 2024, only 30,115,256 common shares have been actually issued due to net settlement of RSUs and various stock options. When RSUs vest or stock options are exercised, our company deducts the gross amount of the underlying securities from the plan's share reserve.

We believe that our stock incentive plan grant practices are conservative relative to applicable benchmarks and our compensation peer group. The following table provides information as of the end of each year indicated related to the stock incentive plan's share usage, burn rates and potential dilution.

	As of December 31,		
	2024	**2023**	**2022**
Share usage – the total number of shares issued pursuant to stock options and RSUs during the applicable year, divided by the total weighted average of common shares outstanding during the year	0.16%	0.19%	0.23%
Burn rate – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.22%	0.20%	0.28%
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year	2.28%	2.47%	2.72%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.23%	2.41%	2.65%

Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options and RSUs granted in 2024 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination. If options or SARs would otherwise expire during a blackout period, the term will be extended until 10 business days after conclusion of such blackout period.
Plan amendments and changes	The Board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval (including, but not limited to, minor "housekeeping" changes, changes to comply with applicable laws and changes to vesting provisions of awards), except for an amendment which: • increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage; • Increases the maximum number of shares that can be issued pursuant to RSUs; • increases the maximum number of shares which may be issued under the awards held by a participant; • reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares; • extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period; • changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement; • changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares; • extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company; • changes the rights attaching to our common shares; • changes the amending provisions of the plan; • removes or exceeds the insider participation limit under the plan (as defined in the TSX Company Manual), as amended from time to time; or • is required to be approved by shareholders under applicable laws, regulations or stock exchange rules. Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.
Exercise process	Cashless exercises permitted, as well as cash payments. For a cashless exercise of options, the participant will receive the net number of shares equal to the in-the-money amount of the options (less applicable taxes). The number of options exercised will be deducted from the share reserve.
Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement.

Phantom Stock Plan

Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2024	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2024	Not applicable, since all awards are cash-based.
Total SARs outstanding as of December 31, 2024	Not applicable, since all awards are cash-based.
Burn rate – the total number of SARs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan

Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	6,488,478 shares, representing approximately 1.44% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2024	1,850,262 shares, representing approximately 0.41% of our total issued and outstanding shares.
Total DSUs outstanding as of December 31, 2024	Total DSUs outstanding of 183,849 as of year-end 2024 represented approximately 0.04% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2024	4,454,367 shares, representing approximately 0.99% of our total issued and outstanding shares.
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

The following table provides information as of the end of each year indicated related to the deferred compensation plan's share usage, burn rates and potential dilution.

	As of December 31,		
	2024	**2023**	**2022**
Share usage – the total number of shares issued pursuant to DSUs in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.003%	0.008%	0.030%
Burn rate – the total number of DSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.003%	0.002%	0.004%
Potential Dilution – the total number of all DSUs available for issue, divided by the total weighted average of common shares outstanding during the year	1.029%	1.005%	0.976%
Full Dilution – the total number of all DSUs available for issue plus all DSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all DSUs outstanding and available for issue	1.019%	0.995%	0.960%

Employee Stock Purchase Plans	
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	20,388,909 shares (comprised of 14,633,208 for U.S. employee stock purchase plan and 5,755,701 for global employee stock purchase plan), representing approximately 4.53% of our total issued and outstanding shares as of year-end.
Shares issued as of December 31, 2024	16,220,500 shares, representing approximately 3.6% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2024	4,168,409 shares, comprised of 2,071,387 shares for the U.S. ESPP and 2,097,022 for the global ESPP, representing approximately 0.93% of our total issued and outstanding shares (0.46% for the U.S. ESPP and 0.47% for the global ESPP).
Types of equity-based awards that may be issued	• Common shares
ESPP—key terms	• The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.
	• On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the Nasdaq on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.
	• A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.
	• Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

The following table provides information as of the end of each year indicated related to the ESPP's share usage, burn rates, potential dilution and full dilution.

	As of December 31,		
	2024	**2023**	**2022**
Share usage – the total number of common shares issued under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.04%	0.05%	0.07%
Burn rate – the total number of common shares granted under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.04%	0.05%	0.07%
Potential Dilution – the total number of all common shares available for issue under the ESPP, divided by the total weighted average of common shares outstanding during the year	0.93%	0.94%	0.95%
Full Dilution – the total number of all common shares available for issue under the ESPP plus all common shares outstanding under the ESPP, divided by the weighted average of common shares outstanding during the year plus all common shares outstanding and available for issue under the ESPP	0.92%	0.93%	0.94%

Management Proxy Circular and Notice of Annual Meeting of Shareholders

Appendix B – Shareholder Proposal

The following proposal has been submitted by the B.C. General Employees' Union General Fund and the B.C. General Employees' Union Defence Fund of 4911 Canada Way, Burnaby, British Columbia V5G 3W3, Canada, for consideration at the annual meeting of shareholders. The Board of Directors opposes this proposal for the reasons set out below.

Shareholder Proposal

RESOLVED: Shareholders request that the Board of Directors of Thomson Reuters Corporation amend its artificial intelligence (AI) governance framework to be consistent with its overall approach to human rights due diligence, in alignment with the UN Guiding Principles on Business and Human Rights (UNGPs). The Company should assess the suitability of its Trust Principles for governing AI-related risks and disclose whether additional measures are needed to ensure responsible AI use and development.

SUPPORTING STATEMENT: Thomson Reuters has made significant investments in artificial intelligence (AI) and claims to be at the forefront of generative AI (GenAI), offering Risk Analysis Summary (RAS) which works within its Consolidated Lead Evaluation and Reporting (CLEAR) investigative software. The Company's approach to AI governance is informed by its *Data and AI Ethics Principles.* According to the first principle, TRI's use of data and AI is informed by the Trust Principles.

The Trust Principles, designed for news integrity and independence, are insufficiently robust to address AI-related human rights risks. In response to previous engagement from shareholders, TRI acknowledged the unsuitability of the Trust Principles to govern human rights risk and disclosed alignment with the UNGPs instead.

Thomson Reuters leases its CLEAR software to police forces and to U.S. government agencies including Immigration and Customs Enforcement (ICE) where violations of human and privacy rights have been reported. AI systems, particularly those used in legal and investigative products such as CLEAR, raise significant concerns related to privacy, due process, equal protection, and human rights. AI-driven risk assessment and predictive analytics systems have been criticized for potential bias and discriminatory outcomes.[1][2]

The UNGPs, OECD Due Diligence Guidelines, and guidance from the UN B-Tech Project recommend incorporating a human rights-based approach to AI governance. This entails:

- Conducting ongoing human rights due diligence in AI development and deployment;
- Disclosing governance structures, impact assessments, and risk mitigation measures;
- Consulting with affected stakeholders, including civil society, marginalized groups, and employees;
- Conducting human rights impact assessments for AI applications, particularly in high-risk areas;
- Providing clear processes for addressing grievances related to AI-related harms; and
- Ensuring alliance with global standards and compliance with evolving regulatory frameworks.

Peer companies such as Microsoft have implemented robust Responsible AI Standards that go beyond broad ethical commitments, incorporating clear governance mechanisms and oversight structures. Companies such as IBM, OpenText, and TELUS have signed on to Canada's Voluntary Code of Conduct on Advanced Generative AI, which includes post-deployment monitoring of AI systems for harmful impacts.[3]

Thomson Reuters is embracing the future potential of AI and GenAI, creating opportunities for long term value creation. AI developments can enhance efficiency but must be responsibly managed to ensure effective risk management. Thomson Reuters has already adopted robust human rights governance and has an opportunity to extend this same level of governance to its AI offerings. Transparency, oversight, and accountability in AI governance is critical for the company to ensure the protection of fundamental rights.

1 https://static1.squarespace.com/static/62c3198c117dd661bd99eb3a/t/66589e3f3ac3c13beb189989/1717083712277/FTC+Complaint+RELX+Thomson+Reuters+-+final.pdf
2 https://www.ohchr.org/en/stories/2024/07/racism-and-ai-bias-past-leads-bias-future
3 https://ised-isde.canada.ca/site/ised/en/voluntary-code-conduct-responsible-development-and-management-advanced-generative-ai-systems

The Board of Directors recommends voting **AGAINST** the proposal for the following reasons:

At Thomson Reuters we prioritize safe, responsible development and the ethical use of artificial intelligence (AI). Our proprietary content and technology, deep knowledge of the professionals we serve and focus on data privacy underscore Thomson Reuters commitment to a trusted customer experience. In furtherance of this commitment, Thomson Reuters has established a comprehensive framework of AI governance and risk management and the Board is of the view that the governance structure is well-suited for effectively overseeing responsible use and development of AI.

Data and AI Ethics Principles

Thomson Reuters works within a rigorous set of Data and AI Ethics Principles to help ensure trustworthiness, reliability and consistency in its design, development, and deployment of AI and use of data. In developing these principles, we drew on various publicly available guidelines, including the United Nations Guiding Principles on Business and Human Rights (UNGPs) and other international standards. Our AI principles, which include prioritizing security and privacy in our use and development of data and AI, empowering socially responsible decisions and maintaining meaningful human involvement, reflect our values and our Code of Conduct. They are also informed by our Trust Principles, which emphasize our promise to act with integrity and freedom from bias.

These AI principles are embedded into many workflows from innovation through to product design, all the way to our engineering and operational deployment and maintenance. Additionally, we have an Ethics Advisory Committee that helps ensure that we identify and mitigate the ethical risks of AI products before we develop them in-house or purchase them from third-party vendors. The full principles can be viewed on the Thomson Reuters website.

Responsible AI Team

In furtherance of our commitment to responsible use and development of AI, the Responsible AI team at Thomson Reuters was established in 2021 with a mandate to establish enterprise capabilities in data and AI governance, stewardship, ethics, and risk management. In 2024, we established the Product Compliance & Responsible AI Hub to create a more holistic and unified framework to navigate compliance requirements and mature our AI governance program. The framework promotes responsible product innovation, and helps ensure that proofs of concept, product builds and internal use cases are legally and ethically sound. It is anchored on a risk evaluation process that includes assessments by Thomson Reuters' compliance and governance experts for mandated compliance actions. You can find more information about the Responsible AI team and the work they do in our Social Impact and ESG Report.

Board oversight of AI

The Board of Thomson Reuters and its committees oversee risks and opportunities that arise with the development and use of AI. The Risk Committee has primary accountability for the oversight of AI-related risks and opportunities and the Corporate Governance Committee has primary accountability for the oversight of ESG, which includes human rights risks. The Risk Committee receives quarterly enterprise top risk reports, which address enterprise top and emerging risks, including those related to AI. The Board also receives education on AI-related topics. You can find more information about Thomson Reuters enterprise risk management process, AI oversight by the Board and its committees and about human rights governance on pages 33, 35 and 53 of this circular respectively.

Certifications and Memberships

Finally, Thomson Reuters has been recognized by external parties for its commitment to high AI governance standards. In 2024, Thomson Reuters Westlaw Precision and Edge AI solution received ISO/IEC 42001:2023 certification, a globally recognized standard for AI management systems.

Thomson Reuters is also a member of the U.S. National Institute of Standards (NIST) AI Safety Consortium, contributing to the development and application of safe and trustworthy AI. Moreover, our management and key employees remain constantly engaged with industry members and regulators to keep informed on industry developments.

We will continue to assess and enhance our framework of AI governance and risk management as technology evolves. In addition, we will continue to conduct reviews of guidelines published externally to inform our approach.

For the foregoing reasons, the Board of Directors recommends that shareholders vote **AGAINST** this proposal.

Management Proxy Circular and Notice of Annual Meeting of Shareholders

THOMSON REUTERS

19 Duncan Street,
Toronto, Ontario M5H 3H1
Canada

tel: +1 647 480 7000

www.thomsonreuters.com

